FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2025

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE

Banco de Chile

El banco de Chile

Banco de Chile and Subsidiaries

Interim Consolidated Financial Statements

For the periods ended as of March 31, 2025 and 2024 and December 31, 2024

BANCO DE CHILE AND SUBSIDIARIES

(Free translation of Consolidated Financial Statements originally issued in Spanish)

INDEX

I.		Interim Consolidated Statements of Financial Position
II.		Interim Consolidated Statements of Income
III.		Interim Consolidated Statements of Other Comprehensive Income
IV.		Interim Consolidated Statements of Cash Flows
V.		Interim Consolidated Statements of Changes in Equity
VI.		Notes to the Interim Consolidated Financial Statements

MCh$	=	Millions of Chilean pesos
BCh$	=	Billions of Chilean pesos
MUS$	=	Millions of U.S. dollars
ThUS$	=	Thousands of U.S. dollars
UF or CLF	=	Unidad de Fomento
(The UF is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).

Ch$ or CLP	=	Chilean pesos
US$ or USD	=	U.S. dollar
JPY	=	Japanese yen
EUR	=	Euro
HKD	=	Hong Kong dollar
CHF	=	Swiss Franc
PEN	=	Peruvian sol
AUD	=	Australian dollar
NOK	=	Norwegian krone
MXN	=	Mexican peso

IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Actualized Standards Compilation issued by the Chilean Commission for the Financial Market (“CMF”)
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended March 31, 2025 and December 31, 2024

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

		March	December
	Notes	2025	2024
ASSETS		MCh$	MCh$
Cash and due from banks	7	2,331,207	2,699,076
Transactions in the course of collection	7	356,737	372,456
Financial assets held for trading at fair value through profit or loss:
Derivative financial instruments	8	2,044,549	2,303,353
Debt financial instruments	8	2,750,521	1,714,381
Others	8	332,337	411,689
Non-trading financial assets mandatorily measured at fair value through profit or loss	9	—	—
Financial assets at fair value through profit or loss	10	—	—
Financial assets at fair value through other comprehensive income:
Debt financial instruments	11	1,947,733	2,088,345
Others	11	—	—
Derivative financial instruments for hedging purposes	12	47,108	73,959
Financial assets at amortized cost:
Rights from resale agreements and securities lending	13	99,283	87,291
Debt financial instruments	13	929,266	944,074
Loans and advances to Banks	13	1,699,865	666,815
Loans to customers - Commercial loans	13	19,889,443	19,724,933
Loans to customers - Residential mortgage loans	13	13,459,612	13,180,186
Loans to customers - Consumer loans	13	5,148,947	5,183,917
Investments in other companies	14	78,911	76,769
Intangible assets	15	162,412	158,556
Property and equipment	16	186,610	189,073
Right-of-use assets	17	92,361	96,879
Current tax assets	18	148,726	159,869
Deferred tax assets	18	553,227	556,829
Other assets	19	1,477,960	1,373,541
Non-current assets and disposal groups held for sale	20	33,089	33,450
TOTAL ASSETS		53,769,904	52,095,441

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended March 31, 2025 and December 31, 2024

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

		March	December
	Notes	2025	2024
LIABILITIES		MCh$	MCh$
Transactions in the course of payment	7	534,594	283,605
Financial liabilities held for trading at fair value through profit or loss:
Derivative financial instruments	21	2,192,952	2,444,806
Others	21	6,524	990
Financial liabilities designated as at fair value through profit or loss	10	—	—
Derivative Financial Instruments for hedging purposes	12	200,844	141,040
Financial liabilities at amortized cost:
Current accounts and other demand deposits	22	14,560,376	14,263,303
Saving accounts and time deposits	22	15,507,444	14,168,703
Obligations by repurchase agreements and securities lending	22	141,790	109,794
Borrowings from financial institutions	22	1,312,028	1,103,468
Debt financial instruments issued	22	9,989,666	9,690,069
Other financial obligations	22	320,709	284,479
Lease liabilities	17	87,208	91,429
Financial instruments of regulatory capital issued	23	1,087,573	1,068,879
Provisions for contingencies	24	149,669	194,753
Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued	25	153,537	597,228
Special provisions for credit risk	26	730,843	774,184
Currents tax liabilities	18	1,400	132
Deferred tax liabilities	18	1,760	166
Other liabilities	27	1,395,627	1,255,412
Liabilities included in disposal groups held for sale	20	—	—
TOTAL LIABILITIES		48,374,544	46,472,440

EQUITY
Capital	28	2,420,538	2,420,538
Reserves	28	711,658	709,742
Accumulated other comprehensive income
Elements that are not reclassified in profit and loss	28	5,897	7,552
Elements that can be reclassified in profit and loss	28	(8,932)	(3,775)
Retained earnings from previous period	28	2,090,790	1,878,778
Income for the period	28	328,944	1,207,392
Less: Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued	28	(153,537)	(597,228)
Shareholders of the Bank	28	5,395,358	5,622,999
Non-controlling interests	28	2	2
TOTAL EQUITY		5,395,360	5,623,001
TOTAL LIABILITIES AND EQUITY		53,769,904	52,095,441

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME

for the period between January 1, and March 31,

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

		March	March
	Notes	2025	2024
		MCh$	MCh$
Interest revenue	30	664,976	800,766
Interest expense	30	(235,414)	(337,325)
Net interest income		429,562	463,441

UF indexation revenue	31	249,053	154,693
UF indexation expenses	31	(132,944)	(87,800)
Net income from UF indexation		116,109	66,893

Income from commissions	32	192,993	179,937
Expenses from commissions	32	(36,144)	(42,465)
Net income from commissions		156,849	137,472

Financial income (expense) for:
Financial assets and liabilities held for trading	33	42,146	(4,243)
Non-trading financial assets mandatorily measured at fair value through profit or loss	33	—	—
Financial assets and liabilities designated as at fair value through profit or loss	33	—	—
Result from derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income	33	1,013	2,539
Exchange, indexation and accounting hedging of foreign currency	33	17,483	106,447
Reclassification of financial assets for changes in the business model	33	—	—
Other financial result	33	—	—
Net Financial income (expense)	33	60,642	104,743

Income attributable to investments in other companies	34	1,734	218
Result from non-current assets and disposal groups held for sale not admissible as discontinued operations	35	240	(1,013)
Other operating income	36	14,080	8,592
TOTAL OPERATING INCOME		779,216	780,346

Expenses from salaries and employee benefits	37	(140,916)	(141,410)
Administrative expenses	38	(107,096)	(109,223)
Depreciation and amortization	39	(23,647)	(23,402)
Impairment of non-financial assets	40	(9)	(94)
Other operating expenses	36	(9,370)	(9,715)
TOTAL OPERATING EXPENSES		(281,038)	(283,844)

OPERATING RESULT BEFORE CREDIT LOSSES		498,178	496,502

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME

for the period between January 1, and March 31,

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

		March	March
	Notes	2025	2024
		MCh$	MCh$
Credit loss expense for:
Provisions for credit risk of loans and advances to banks and loans to customers	41	(149,489)	(118,806)
Special provisions for credit risk	41	42,622	(6,038)
Recovery of written-off credits	41	16,720	13,161
Impairments for credit risk from other financial assets at amortized cost and financial assets at fair value through other comprehensive income	41	(57)	(1,485)
Credit loss expense	41	(90,204)	(113,168)

NET OPERATING INCOME		407,974	383,334

Income from continuing operations before tax		407,974	383,334
Income tax	18	(79,030)	(85,679)

Income from continuing operations after tax		328,944	297,655

Income from discontinued operations before tax		—	—
Income tax from discontinued operations	18	—	—

Income from discontinued operations after tax	42	—	—

NET INCOME FOR THE PERIOD	28	328,944	297,655

Attributable to:
Shareholders of the Bank	28	328,944	297,655
Non-controlling interests		—	—

Earnings per share:		$	$
Basic earnings	28	3.26	2.95
Diluted earnings	28	3.26	2.95

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF

OTHER COMPREHENSIVE INCOME

for the period between January 1, and March 31,

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

		March	March
	Notes	2025	2024
		MCh$	MCh$
NET INCOME FOR THE PERIOD	28	328,944	297,655

ITEMS NOT TO BE RECLASSIFIED TO PROFIT OR LOSS
Re-measurement of the liability (asset) for net defined benefits and actuarial results for other employee benefit plans	28	(62)	115
Fair value changes of equity instruments designated as at fair value through other comprehensive income	28	(1,492)	518
Fair value changes of financial liabilities designated as at fair value through profit or loss attributable to changes in the credit risk of the financial liability	28	—	—
Others	28	—	—
OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAX		(1,554)	633

Income tax on other comprehensive income that will not be reclassified to profit or loss	18	(101)	(171)

TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO INCOME AFTER TAXES	28	(1,655)	462

ELEMENTS THAT CAN BE RECLASSIFIED TO PROFIT OR LOSS
Fair value changes of financial assets at fair value through other comprehensive income	28	2,303	6,440
Cash flow hedges	28	(9,884)	(5,247)
Participation in other comprehensive income of entities registered under the equity method	28	5	7

OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED TO INCOME BEFORE TAXES		(7,576)	1,200

Income tax on other comprehensive income that can be reclassified to profit or loss	28	2,419	(1,012)

TOTAL OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAX	28	(5,157)	188

TOTAL OTHER COMPREHENSIVE INCOME FOR THE PERIOD	28	(6,812)	650

CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD		322,132	298,305

Attributable to:
Shareholders of the Bank		322,132	298.305
Non-controlling interests		—	—

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the period between January 1, and March 31,

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

		March	March
	Notes	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:		MCh$	MCh$
Profit for the period before taxes		407,974	383,334
Income tax	18	(79,030)	(85,679)
Profit for the period after taxes		328,944	297,655
Charges (credits) to income (loss) that do not represent cash flows:
Depreciation and amortization	39	23,647	23,402
Impairment of non-financial assets	40	9	94
Provisions for credit losses		148,727	123,628
Provisions for contingencies	41	27,232	2,701
Additional provisions	41	(69,035)	—
Fair value of debt financial instruments held for trading at fair value through in profit or loss		(2,016)	(476)
Change in deferred tax assets and liabilities	18	4,862	21,025
Net (income) loss from investments in companies with significant influence	34	(1,734)	(189)
Net (income) loss on sale of assets received in payments		(303)	(266)
Net (income) loss on sale of sale of fixed assets	35	(2,111)	(88)
Write-offs of assets received in payment	35	5,459	2,511
Other charges (credits) that do not represent cash flows		4,944	8,431
Net change in exchange rates, interest, readjustments and commissions accrued on assets and liabilities		55,611	90,792

Changes due to (increase) decrease in assets and liabilities affecting the operating flow:
Net ( increase ) decrease in accounts receivable from banks		(1,029,784)	1,302,631
Net ( increase ) decrease in loans and accounts receivables from customers		(458,810)	(554,092)
Net ( increase ) decrease of debt financial instruments held for trading at fair value through profit or loss		108,394	137,551
Net ( increase ) decrease in other assets and liabilities		83,741	(222,838)
Increase ( decrease ) in deposits and other demand obligations		296,116	218,754
Increase ( decrease ) in repurchase agreements and securities loans		41,663	32,265
Increase ( decrease ) in deposits and other time deposits		1,332,842	272,266
Sale of assets received in lieu of payment		4,756	4,161
Increase ( decrease ) in obligations with foreign banks		202,383	256,338
Increase ( decrease ) in other financial obligations		36,230	(65,302)
Increase ( decrease ) in obligations with the Central Bank of Chile		—	—
Net increase ( decrease ) of debt financial instruments at fair value through other comprehensive income		142,190	569,761
Net (increase) decrease of financial instruments at amortized cost		18,585	(2,607,287)
Total net cash flows provided by (used in) operating activities		1,302,542	(86,572)

CASH FLOWS FROM INVESTING ACTIVITIES:
Leasehold improvements	17	(13)	(558)
Fixed assets purchase	16	(4,483)	(4,050)
Fixed assets sale		2,779	292
Disposal of investments in companies		—	—
Acquisition of intangibles	15	(13,884)	(15,592)
Dividend received of investments in companies		—	29
Total net cash flows from (used in) investing activities		(15,601)	(19,879)

CASH FLOW FROM FINANCING ACTIVITIES:
Attributable to the interest of the owners:
Redemption and payment of interest of letters of credit		(141)	(192)
Redemption and payment of interest on current bonds		(172,606)	(264,766)
Redemption and payment of interest on subordinated bonds		(3,140)	(3,008)
Current bonds issuance	22	373,284	314,872
Subordinated bonds issuance		—	—
Payment of common stock dividends	28	(995,380)	(815,932)
Principal and interest payments for obligations under lease contracts	17	(7,712)	(7,245)
Attributable to non-controlling interest:
Dividend payment and/or withdrawals of paid-in capital in respect of the subsidiaries corresponding to the non-controlling interest		—	—
Total net cash flows from (used in) financing activities		(805,695)	(776,271)

VARIATION IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		481,246	(882,722)

Effect of exchange rate changes on cash and cash equivalents		(37,865)	185,810

Opening balance of cash and cash equivalent	7	4,489,586	5,544,147

Final balance of cash and cash equivalent	7	4,932,967	4,847,235

	March	March
	2025	2024
	MCh$	MCh$
Interest operating cash flow:
Interest and readjustments received	797,844	899,330
Interest and readjustments paid	(270,408)	(375,586)

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the period between January 1, and March 31,

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

Reconciliation of liabilities arising from financing activities:

			Changes other than Cash
	12.31.2024	Net Cash Flow	Acquisition / (Disposals)	Foreign currency	UF Movement	03.31.2025
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Letters of credit	850	(141)	—	—	8	717
Bonds	10,758,098	197,538	—	(54,918)	175,804	11,076,522
Dividends paid	—	(995,380)	—	—	—	(995,380)
Obligations for lease contracts	91,429	(7,712)	1,953	—	1,538	87,208
Dividend payment and/or withdrawals of paid-in capital in respect of the subsidiaries corresponding to the non-controlling interest	—	—	—	—	—	—
Total liabilities from financing activities	10,850,377	(805,695)	1,953	(54,918)	177,350	10,169,067

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the period between January 1, and March 31, 2025 and 2024

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

		Attributable to shareholders of the Bank
	Note	Capital	Reserves	Accumulated other comprehensive income	Retained earnings from previous years and income (loss) for the years	Total	Non- controlling interests	Total Equity
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2024		2,420,538	709,742	24,242	2,082,761	5,237,283	2	5,237,285
Dividends distributed and paid	28	—	—	—	(815,932)	(815,932)	(1)	(815,933)
Application of provision for payment of common stock dividends		—	—	—	611,949	611,949	—	611,949
Provision for payment of common stock dividends	28	—	—	—	(156,699)	(156,699)	—	(156,699)
Subtotal: transactions with owners during the period		—	—	—	(360,682)	(360,682)	(1)	(360,683)
Income for the period 2024	28	—	—	—	297,655	297,655	—	297,655
Other comprehensive income for the period	28	—	—	650	—	650	—	650
Subtotal: Comprehensive income for the period		—	—	650	297,655	298,305	—	298,305
Balances as of March 31, 2024		2,420,538	709,742	24,892	2,019,734	5,174,906	1	5,174,907
Dividends distributed and paid		—	—	—	—	—	1	1
Application of provision for payment of common stock dividends		—	—	—	—	—	—	—
Provision for payment of common stock dividends		—	—	—	(440,529)	(440,529)	—	(440,529)
Subtotal: transactions with owners during the period		—	—	—	(440,529)	(440,529)	1	(440,528)
Income for the period 2024		—	—	—	909,737	909,737	—	909,737
Other comprehensive income for the period		—	—	(21,115)	—	(21,115)	—	(21,115)
Subtotal: Comprehensive income for the period		—	—	(21,115)	909,737	888,622	—	888,622
Balances as of December 31, 2024		2,420,538	709,742	3,777	2,488,942	5,622,999	2	5,623,001
Dividends distributed and paid	28	—	—	—	(995,380)	(995,380)	—	(995,380)
Application of provision for payment of common stock dividends	28	—	—	—	597,228	597,228	—	597,228
Provision for payment of common stock dividends	28	—	—	—	(153,537)	(153,537)	—	(153,537)
Subtotal: transactions with owners during the period		—	—	—	(551,689)	(551,689)	—	(551,689)
Income for the period 2025	28	—	—	—	328,944	328,944	—	328,944
Other comprehensive income for the period	28	—	1,916	(6,812)	—	(4,896)	—	(4,896)
Subtotal: Comprehensive income for the period		—	1,916	(6,812)	328,944	324,048	—	324,048
Balances as of March 31, 2025		2,420,538	711,658	(3,035)	2,266,197	5,395,358	2	5,395,360

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Free translation of Consolidated Financial Statements originally issued in Spanish)

1.	Company information:

Banco de Chile is authorized to operate as a commercial bank since September 17, 1996, being, in conformity with the stipulations of article 25 of Law No. 19,396, the legal continuation of Banco de Chile resulting from the merger of the Banco Nacional de Chile, Banco Agrícola and Banco de Valparaiso, which was constituted by public deed dated October 28, 1893, granted before the Notary Public of Santiago, Mr. Eduardo Reyes Lavalle, authorized by Supreme Decree of November 28, 1893.

The Bank is a Corporation organized under the laws of the Republic of Chile, regulated by the Chilean Commission for the Financial Market (“CMF”). Since 2001, it is subject to the supervision of the Securities and Exchange Commission of the United States of America (“SEC”), in consideration of the fact that the Bank is registered on the New York Stock Exchange (“NYSE”), through a program of American Depositary Receipt (“ADR”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. Additionally, the Bank offers international as well as treasury banking services, in addition to those offered by subsidiaries that include securities brokerage, mutual fund and investment management, insurance brokerage and financial advisory services.

Banco de Chile’s legal address is Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used:

(a)	Legal Dispositions:

Decree Law No. 3,538 of 1980, according to the text replaced by the first article of Law No. 21,000 that “Creates the Commission for the Financial Market”, provides in numeral 6 of its article 5 that the Commission for the Market Financial (“CMF”) may “set the standards for the preparation and presentation of reports, balance sheets, statements of situation and other financial statements of the audited entities and determine the principles under which they must keep their accounting”.

According to the current legal framework, banks must use the accounting principles provided by the CMF and in everything that is not dealt with by it or in contravention of its instructions, they must adhere to the generally accepted accounting principles, which correspond to the technical standards issued by the College of Accountants of Chile AG, coinciding with the International Financial Reporting Standards (“IFRS”) agreed by the International Accounting Standards Board (“IASB”). If there are discrepancies between these accounting principles of general acceptance and the accounting criteria issued by the CMF, the latter shall prevail.

The notes to the Interim Consolidated Financial Statements contain additional information to that presented in the Consolidated Statement of Financial Position, Consolidated Statement of Income, Consolidated Statement of Other Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows. They provide narrative descriptions or disaggregation of such statements in a clear, relevant, reliable and comparable way.

(b)	Basis of Consolidation:

The Interim Consolidated Financial Statements of Banco de Chile as of March 31, 2025 and 2024, have been consolidated with its subsidiaries, using the global integration method (line-by-line). They include preparation of individual Financial Statements of the Bank and companies that participate in the consolidation and it include adjustments and reclassifications necessary to homologue accounting policies and valuation criteria applied by the Bank. The Interim Consolidated Financial Statements have been prepared using the same accounting policies for similar transactions and other events, in equivalent circumstances.

Significant intercompany transactions and balances (assets and liabilities, equity, income, expenses and cash flows) originated in operations performed between the Bank and its subsidiaries and between subsidiaries have been eliminated in the consolidation process. The non-controlling interest corresponding to the participation percentage of third parties in subsidiaries, which the Bank does not own directly or indirectly, has been recognized and is shown separately in the consolidated shareholders’ equity and consolidated income statement of Banco de Chile.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

−	Controlled companies (Subsidiaries):

Interim Consolidated Financial Statements as of of March 31, 2025 and 2024 incorporate Financial Statements of the Bank and the controlled companies (subsidiaries) in accordance with IFRS 10 “Consolidated Financial Statements”.

The entities controlled by the Bank and which form parts of the consolidation are detailed as follows:

				Interest Owned
				Direct		Indirect		Total
			Functional	March	December	March	December	March	December
Rut	Entity	Country	Currency	2025	2024	2025	2024	2025	2024
				%	%	%	%	%	%
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,645,790-2	Socofin S.A. (**)	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00
77,955,969-6	Operadora de Tarjetas B-Pago S.A. (*)	Chile	Ch$	99.90	99.90	0.10	0.10	100.00	100.00

(*)	On July 29, 2024, the public deed of incorporation of the subsidiary company of Banco de Chile was signed, Operadora de Tarjetas B-Pago S.A.
(**)	See Note No. 49 letter (b) on Subsequent Events.

−	Investments in associates and joint ventures:

Associated entities are those over which the Bank has the capacity to exercise significant influence, without having control over the associate.

Investments in associates where exists significant influence, are accounted for using the equity method (Note No. 14 Investments in other companies).

Joint Ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Investments defined as a “Joint Venture” will be registered according to the equity method.

The investment in other companies that, due to its characteristics, is defined as “Joint Venture” is Servipag Ltda.

−	Minority investments in other companies:

On initial recognition, the Bank and subsidiaries may make an irrevocable election to present in other comprehensive income subsequent changes in the fair value of an investment in an equity instrument that is not held for trading and is not contingent consideration recognized by an acquirer in a business combination to which IFRS 3 applies.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

−	Fund administration:

The Bank and its subsidiaries manage and administer assets held in mutual funds and other investment products on behalf of investors, perceiving a payment according to the service provided and market conditions. Managed resources are owned by third parties and, therefore, not included in the Consolidated Statements of Financial Position.

According to established in IFRS 10, for consolidation purposes is necessary to assess the role of the Bank and its subsidiaries with respect to the funds they manage, must determine whether that role is Agent or Principal.

The Bank and its subsidiaries manage on behalf and for the benefit of investors, acting in that relationship only as Agent. Under this category, and as provided in the aforementioned regulation, it does not control such funds when exercise its authority to make decisions. Therefore, as of March 31, 2025 and 2024 act as agent, and therefore do not consolidate any fund, no funds are part of the consolidation.

(c)	Non-controlling interest:

Non-controlling interest represents the share of losses, income and net assets of which, directly or indirectly, the Bank does not own. It is presented separately from the equity of the owners of the Bank in the Consolidated Statements of Income and the Consolidated Statements of Financial Position.

(d)	Use of Estimates and Judgment:

Preparing Interim Consolidated Financial Statements requires Management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Real results could differ from these estimated amounts. The estimates made refer to:

-	Losses due to impairment of assets and liabilities (Notes No. 11, 13, 15, 16, 17 and No. 40);

-	Provision for credit risk (Notes No. 13, 26 and 41);

-	Expenses for amortization of intangible assets, depreciation of property and equipment and leased assets and lease liabilities (Notes No. 15, 16 and 17);

-	Income taxes and deferred taxes (Note No. 18);

-	Provisions (Note No. 24);

-	Contingencies and Commitments (Note No. 29);

-	Fair value of financial assets and liabilities (Notes No. 8, 11, 12, 21 and 44).

Estimates and relevant assumptions are regularly reviewed by the management in order to quantify certain assets, liabilities, income, expenses and commitments.

During the period ended March 31, 2025 there have been no significant changes in the estimates made with the exception of what is indicated in Note No. 4 Accounting Changes.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(e)	Financial Assets:

The classification, measurement and presentation of financial assets has been carried out based on the standards issued by the CMF in the Compendium of Accounting Standards for Banks or “CNCB” (as abbreviated in Spanish), considering the criteria described below:

Classification of financial assets:

On initial recognition, a financial asset is classified within the following categories: Financial assets held for trading at fair value through profit or loss; Financial assets not held for trading mandatorily valued at fair value through profit or loss; Financial assets designated as at fair value through profit or loss; Financial assets at fair value through other comprehensive income and Financial assets at amortized cost.

The criteria for classifying financial assets, which incorporates the standards defined in IFRS 9, depends on the business model with which the entity manages the assets and the contractual characteristics of the cash flows, commonly known as “Solely Payments of Principal and Interest” (SPPI) criterion.

The valuation of these assets should reflect how the Bank manages groups of financial assets and does not depend on the intent for an individual instrument.

A financial asset should be valued at amortized cost if both of the following conditions are met:

-	It is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and

-	The contractual terms of the financial asset give rise to cash flows that are solely payments of principal and interest.

A debt financial instrument must be valued at fair value with changes in “Other comprehensive income” if the following two conditions are met:

-	It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and

-	The contractual terms of the financial asset give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt financial instrument will be classified at fair value through profit or loss whenever, due to the business model or the characteristics of its contractual cash flows, it is not appropriate to classify it in any of the other categories described.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

Valuation of financial assets:

Initial recognition:

Financial assets are initially recognized at fair value plus, in the case of a financial asset that is not carried at fair value through profit or loss, the transaction costs that are directly attributable to its purchase or issuance, using the Effective Interest Rate method (EIT). The calculation of the EIT includes all fees and other items paid or received that are part of the EIT. Transaction costs include incremental costs that are directly attributable to the acquisition or issuance of a financial asset.

Post measurement:

All variations in the value of financial assets due to the accrual of interest and items assimilated to interest are recorded in “Interest income” or “Interest expense” of the Consolidated Income Statement for the year in which the accrual occurred, except for trading derivatives that are not part of accounting hedges.

The changes in the valuations that occur after the initial registration for reasons other than those mentioned in the previous paragraph, are treated as described below, based on the categories in which the financial assets are classified.

Financial assets held for trading at fair value through profit or loss, Financial assets not held for trading mandatorily valued at fair value through profit or loss and Financial assets designated as at fair value through profit or loss:

In “Financial assets held for trading at fair value through profit or loss” will record financial assets whose business model aims to generate profits through purchases and sales or to generate results in the short term.

The financial assets recorded under “Financial assets not held for trading mandatorily valued at fair value through profit or loss” are assigned to a business model whose objective is achieved by obtaining contractual cash flows and/or selling financial assets but where the cash flows contracts have not met the conditions of the SPPI test.

In “Financial assets designated as at fair value through profit or loss” financial assets will be classified only when such designation eliminates or significantly reduces the inconsistency in the valuation or in the recognition that would arise from valuing or recognizing the assets on a different basis.

The assets recorded in these items are valued after their acquisition at their fair value and changes in their value are recorded, at their net amount, under “Financial assets and liabilities held for trading”, “Financial assets and liabilities financial assets not held for trading mandatorily valued at fair value through profit or loss” and “Financial assets and liabilities designated as at fair value through profit or loss” of the Consolidated Income Statement. Variations originated from exchange differences are recorded under “Foreign currency changes, UF indexation and accounting hedge” in the Consolidated Income Statement.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

Financial assets at fair value through other comprehensive income:

−	Debt financial instruments:

The assets recorded in this item are valued at their fair value, interest income and UF indexation of these instruments, as well as exchange differences and impairment arising, are recorded in the Consolidated Statement of Income, while subsequent variations in their valuation are temporarily recorded (for its amount net of taxes) in “Changes in the fair value of financial assets at fair value through other comprehensive income” of the Consolidated Statements of Other Comprehensive Income.

The amounts recorded in “Changes in the fair value of financial assets at fair value through other comprehensive income” continue to form part of the Bank’s consolidated equity until the asset is derecognized in the consolidated balance. In the case of selling these assets, the result is recognized in “Financial result for derecognizing financial assets and liabilities at amortized cost and financial assets at fair value with changes in others comprehensive income” of the Consolidated Income Statement.

Net losses due to impairment of financial assets at fair value through other comprehensive income produced in the year are recorded in “Impairment due to credit risk of other financial assets at amortized cost and financial assets at fair value through other comprehensive income” of the Consolidated Income Statement.

−	Equity financial instruments:

At the time of initial recognition, the Bank may make the irrevocable decision to present subsequent changes in fair value in other comprehensive income. Subsequent variations in this valuation will be recognized in “Changes in the fair value of equity instruments designated as at fair value through other comprehensive income”. The dividends received from these investments are recorded in “Income from investments in companies” of the Consolidated Income Statement. These instruments are not subject to the impairment model of IFRS 9.

−	Financial assets at amortized cost:

The assets recorded in this item of the Consolidated Statement of Financial Position are valued after their acquisition at their “amortized cost”, in accordance with the “effective interest rate” method. They are subdivided according to the following:

-	Investment under resale agreements and securities loans (Note No. 13 (a)).

-	Debt financial instruments (Note No. 13 (b)).

-	Due from banks (Note No. 13 (c)).

-	Loans and accounts receivable from customers (Note No. 13 (d)).

Losses due to impairment of these assets generated in each year are recorded in “Provisions for credit risk and loans and accounts receivable from customers” and “Impairment due to credit risk of other financial assets at amortized cost and financial assets at fair value through other comprehensive income” of the Consolidated Income Statement.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

−	Investment under resale agreements, obligations under repurchase agreements and securities loans:

Resale agreement operations are carried out as a form of investment. Under these agreements, financial instruments are purchased, which are included as assets in “Investment under resale agreements and securities loans”, which are valued according to the interest rate of the agreement through the amortized cost method. In accordance with current regulations, the Bank does not record as its own portfolio those papers purchased under resale agreements.

Repurchase agreement operations are also carried out as a form of financing, which are included as liabilities in “Obligations for repurchase agreements and securities loans”. In this regard, the investments that are sold subject to a repurchase obligation and that serve as collateral for the loan correspond to debt financial instruments. The obligation to repurchase the investment is classified in liabilities as “Obligations under repurchase agreements and securities loans” and is valued according to the interest rate of the agreement.

−	Debt financial instruments at amortized cost:

These instruments are recorded at their cost value plus accrued interest and UF indexation, less provision for impairment constituted when their recorded amount is greater than the estimated amount of recovery. Interest and UF indexation of debt financial instrument at amortized cost are included in “Interest income” and “UF indexation income”.

−	Loans and Advances to Banks:

This item shows the balances of operations with local and abroad banks, including the Central Bank of Chile and foreign Central Banks.

−	Loans and accounts receivable from customers:

Loans to customers include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which the Bank does not intend to sell immediately or in the short term.

(i)	Valuation method

They are initially measured at cost plus incremental transaction costs and income, and subsequently measured at amortized cost, using the effective interest rate method, less any impairment loss, except when the Bank defined some loans as hedged items, measured at fair value through profit or loss as described in letter (p) of this note.

(ii)	Lease contracts

These are included under the item “Loans to customers” correspond to periodic rent installments of contracts which meet the definition to be classified as financial leases and are presented at their nominal value net of unearned interest as of each year-end.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(iii)	Factoring transactions

They are valued for the amounts disbursed by the Bank in exchange for invoices or other commercial instruments representative of credit, with or without responsibility of the grantor, received in discount. Price differences between the amounts disbursed and the nominal value of the credits are recorded in the result as interest income, through the effective interest method, during the financing period. In those cases, where the transfer of these instruments it was made without responsibility of the grantor, it is the Bank who assumes the insolvency risks of those required to pay.

(f)	Credit risk allowance:

The Bank permanently evaluates the entire portfolio of loans and contingent loans, with the aim of establishing the necessary and sufficient provisions in a timely manner to cover the expected losses associated with the characteristics of the debtors and their credits, based on the payment and subsequent recovery.

Allowances are required to cover the risk of loan losses have been established in accordance with the instructions issued by the CMF. The loans are presented net of those allowances and, in the case of contingent loans are shown in liabilities under the item “Special provisions for credit risk”.

In accordance with what is stipulated by the CMF, models or methods are used based on an individual and group analysis of debtors, to establish allowance for loan losses. The Bank’s Board of Directors approves said models, as well as modifications to their design and application.

(i)	Allowance for individual evaluations:

An individual analysis of debtors is applied to companies that are of such significance with respect to size, complexity or level of exposure to the bank, that they must be analyzed in detail.

Likewise, the analysis of borrowers focuses on its credit quality related to the capacity and willingness to meet their credit obligations, through sufficient and reliable information, and should also be analyzed in terms of guarantees, terms, interest rates, currency and revaluation, etc.

For purposes of establish the allowances, the banks must assess the credit quality, then classify to one of three categories of loans portfolio: Normal, Substandard and Non-Complying Loans, it must classify the debtors and their operations related to loans and contingent loans in the categories that apply.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

−	Normal Loans and Substandard Loans:

Normal loans: includes those debtors whose payment capacity allows them to meet their obligations and commitments, and according to the evaluation of their economic-financial situation no change in this condition are displayed. Loans classified in categories A1 through A6.

Substandard loans: includes all borrowers with insufficient payment capacity or significant deterioration of payment capacity that may be reasonably expected not to comply with all principal and interest payments obligations set forth in the credit agreement, showing a low flexibility to meet its financial obligations in the short term.

They are also part of the Substandard Portfolio those debtors who have shown arrears of more than 30 days guarantor. In no case may the guaranteed securities be discounted from in the recent past. The classifications assigned to this portfolio are categories B1 to B4 of the rating scale.

As a result of individual analysis of the debtors, the Bank must classify them in the following categories, assigning, subsequently, the percentage of probability of default and loss given default resulting in the following percentage of expected loss:

Type of portfolio	Category of the debtors	Probability of default (%) PD	Loss given default (%) LGD	Expected loss (%) EL
	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
Normal Loans	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
	B1	15.00	92.5	13.87500
Substandard Loans	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

Allowances for Normal and Substandard Loans:

To determine the amount of allowances to be constitute for normal and substandard portfolio, previously should be estimated the exposure to subject to the allowances, which will be applied to respective expected loss, which consist of probability of default (PD) and loss given default (LGD) established for the category in which the debtor and/or guarantor belong, as appropriate.

The exposure affects to allowances applicable to loans plus contingent loans minus the amounts to be recovered by way of the foreclosure of financial or real guarantees of the operations. Loans mean the book value of credit of the respective debtor, while for contingent loans, the value resulting from to apply the indicated in No. 3 of Chapter B-3 of the CNCB.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

In the case of real guarantees, the Bank must demonstrate that the value assigned to this deduction reasonably reflects the value that it would obtain in the sale of the assets or capital instruments. Also, in qualified cases, the direct debtor’s credit risk may be substituted for the credit quality of the guarantor. In no case may the guaranteed securities be discounted from the amount of the exposure, since this procedure is only applicable when it comes to financial or real guarantees.

For calculation purposes, the following must be considered:

Provision debtor = (ESA-GE) x (PDdebtor /100) x (LGDdebtor /100) + GE x (PDguarantor /100) x (LGDguarantor /100)

Where:

ESA	=	Exposure subject to allowances, (Loans + Contingent Loans) – Financial Guarantees or real

GE	=	Guaranteed exposure

However, the Bank must maintain a minimum provision level of 0.50% over normal portfolio and contingent loans.

−	Non-complying Loans:

The non-complying portfolio includes the debtors and their credits for which their recovery is considered remote, as they show an impaired or no payment capacity. This category comprises all debtors who have stopped paying their creditors or with visible evidence that they will stop doing so, as well as those for which a forced restructuring of their debts is necessary, reducing the obligation or postponing the payment of the principal or interest and, in addition, any debtor that has 90 days overdue or more in the payment of interest or principal of any credit. This portfolio is composed of the debtors belonging to categories C1 to C6 of the rating scale and all credits, including 100% of the amount of contingent loans, held by those same debtors.

For purposes to establish the allowances on the non-complying loans, the Bank disposes the use of percentage of allowances to be applied on the amount of exposure, which corresponds to the amount of loans and contingent loans that maintain the same debtor. To apply that percentage, must be estimated an expected loss rate, less the amount of the exposure the recoveries by way of foreclosure of financial or real guarantees that to support the operation and, if there are available specific background, also must be deducting present value of recoveries obtainable exerting collection actions, net of expenses associated with them. This loss percentage must be categorized in one of the six levels defined by the range of expected actual losses by the Bank for all transactions of the same debtor.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

These categories, their range of loss as estimated by the Bank and the percentages of allowance that must be applied on the amount of exposures, are listed in the following table:

Type of portfolio	Scale of risk	Expected Loss Range	Allowance (%)
	C1	Up to 3%	2
	C2	More than 3% up to 20%	10
Non-complying loans	C3	More than 20% up to 30%	25
	C4	More than 30 % up to 50%	40
	C5	More than 50% up to 80%	65
	C6	More than 80%	90

For calculation purposes, the following must be considered:

Expected Loss Rate	=	(E−R)/E
Allowance	=	E × (AP/100)

Where:

E	=	Exposure Amount
R	=	Recoverable Amount
AP	=	Allowance Percentage (according to the category in which the Expected Loss Rate should be assigned).

All credits of the debtor must be kept in the Default Portfolio until there is a normalization of their ability or payment behavior, without prejudice to punishment of each particular credit that meets the condition indicated in Title II of Chapter B-2 of the Compendium of Accounting Standards for Banks. To remove a debtor from the Default Portfolio, once the circumstances that lead to classification in this portfolio according to these regulations have been overcome, at least the following copulative conditions must be met:

-	No obligation of the debtor with the bank with more than 30 calendar days overdue.

-	No new refinances granted to pay its obligations.

-	At least one of the payments includes amortization of capital.

-	If the debtor has a credit with partial payment periods less than six months, has already made two payments.

-	If the debtor must pay monthly fees for one or more credits, has paid four consecutive dues.

-	The debtor does not have direct debts unpaid in the CMF recast information, except in the case of insignificant amounts.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(ii)	Allowances for group evaluations

Group evaluations are relevant for residential mortgage and consumer loan exposures, in addition to commercial exposures related to student loans and exposures with debtors that simultaneously meet the following conditions:

-	The Bank has an aggregate exposure to the same counterparty of less than 20,000 UF. The aggregate exposure should require gross provisions or other mitigations. In addition, for its computation, mortgage loans must be excluded. In the case of off-balance sheet items, the gross amount is calculated by applying the credit conversion factors, defined in chapter B-3 of the CNCB. To determine the aggregate exposure, the bank must consider the definition of corporate group established in Title II of Chapter 12-16 of the Actualized Standards Compilation.

Banks must carry out a complete and permanent monitoring of all operations with entities belonging to business groups. Considering the costs that may result the conformation of groups for all debtors, the bank must at least keep control and form groups, if applicable, for all debtors who maintain a current exposure greater than a minimum amount established by the banking institution which may not be greater than 1% of its effective equity at the time the definition of the group portfolio is made.

-	Each aggregate exposure to the same counterparty does not exceed 0.2% of the total commercial group portfolio. To avoid circular computation, the criterion will be checked only once.

For the remaining commercial credit exposures, the individual analysis model of the debtors must be applied.

The determination of the type of analysis (group or individual) must be carried out at the global consolidated level, once a year, or after significant adjustments in the Bank’s portfolio, such as mergers, acquisitions, purchases or significant portfolio sales.

To determine the allowances, the group evaluations require the formation of groups of loans with similar characteristics in terms of type of debtors and conditions agreed, to establish technically based estimates by prudential criteria and following both the payment behavior of the group that concerned as recoveries of defaulted loans and consequently provide the necessary provisions to cover the risk of the portfolio.

To determine its provisions, the Bank segments its debtors into homogeneous groups, according described above, associating to each group a determined probability of default and a percentage of recovery based in a historic analysis. The amount of provisions to register it will be obtained multiplied the total loans of respective group by the percentages of estimated default and of loss given the default, the estimated losses must be related to the type of portfolio and the term of the operations.

The Bank discriminates between provisions on the normal portfolio and on the portfolio in default, and those that protect the risks of contingent credits associated with those portfolios.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

−	Standard method of provisions for group portfolio

The standard methodologies presented below establish the variables and parameters that determine the provision factor for each type of portfolio that the CMF has defined as representative, according to the common characteristics shared by the operations that comprise them.

(a)	Residential mortgage portfolio

The provision factor applicable, represented by expected loss over the mortgage loans, it will depend to the past due of each credit and the relation, at the end of month, between outstanding capital and the value of the mortgage guarantees (CMG), according the following table:

Provision factor applicable according to delinquency and CMG
		Days of default at the end of the month
CMG section	Concept	0	1-29	30-59	60-89	Non-Complying Portfolio
CMG ≤ 40%	PD (%)	1.0916	21.3407	46.0536	75.1614	100.0000
	LGD (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	EAD (%)	0.0002	0.0094	0.0222	0.0362	0.0537
40% < CMG≤ 80%	PD (%)	1.9158	27.4332	52.0824	78.9511	100.0000
	LGD (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	EAD (%)	0.0421	0.7745	1.5204	2.3047	3.0413
80% < CMG≤ 90%	PD (%)	2.5150	27.9300	52.5800	79.6952	100.0000
	LGD (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	EAD (%)	0.5421	6.0496	11.5255	17.6390	22.2310
CMG > 90%	PD (%)	2.7400	28.4300	53.0800	80.3677	100.0000
	LGD (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	EAD (%)	0.7453	8.2532	15.7064	24.2355	30.2436

Where:

PD	:	Probability of default
LGD	:	Loss given default
EAD	:	Exposure at default
CMG	:	Outstanding loan capital /Mortgage Guarantee value

(b)	Commercial portfolio

To determine these allowances, the Bank considers the standard methods presented below, as applicable to commercial leasing operations or other types of commercial loans. Then, the applicable provision factor will be assigned considering the parameters defined for each method.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

●	Commercial Leasing Operations

The provision factor applies to the current value of commercial leasing operations (including the purchase option) and will depends on the default of each operation, the type of leased asset and the relationship between the current value of each operation and the leased asset value (PVB) at each month-end, as indicated in the following tables:

Probability of default (PD) applicable according to default and type of asset (%)
	Type of asset
Days of default of the operation at the month-end	Real estate	Non-real estate
0	0.79	1.61
1-29	7.94	12.02
30-59	28.76	40.88
60-89	58.76	69.38
Portfolio in default	100.00	100.00

Loss given the default (LGD) applicable according to PVB section and type of asset (%)
PVB = Current value of the operation / Value of the leased asset
PVB section	Real estate	Non-real estate
PVB ≤ 40%	0.05	18.20
40% < PVB ≤ 50%	0.05	57.00
50% < PVB ≤ 80%	5.10	68.40
80% < PVB ≤ 90%	23.20	75.10
PVB > 90%	36.20	78.90

The determination of the PVB relationship is made considering the appraisal value expressed in UF for real estate and in Chilean pesos for non-real estate, recorded at the time of the respective loan granting, taking into account possible situations that may be causing temporary increases in the assets prices at that time.

●	Generic commercial loans and factoring

For the factoring operations and other commercial loans, other than those indicated above, the provision factor, applicable to the amount of the placement and the exposure of the contingent loan risk, will depends on the default of each operation and the relationship that exists at the end of each month, between the obligations that the debtor has with the bank and the value of the collateral that protect them (PTVG), as indicated in the following tables:

Probability of default (PD) applicable according to default and PTVG section (%)
	With collateral
Days of default at the month-end	PTVG≤100%	PTVG>100%	Without collateral
0	1.86	2.68	4.91
1-29	11.60	13.45	22.93
30-59	25.33	26.92	45.30
60-89	41.31	41.31	61.63
Portfolio in default	100.00	100.00	100.00

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

Loss given the default (LGD) applicable according to PTVG section (%)
Collateral (with / without)	PTVG section	Generic commercial operations or factoring without the responsibility of the transferor	Factoring with the responsibility of the transferor
With collateral	PTVG ≤ 60%	5.00	3.20
	60% < PTVG≤ 75%	20.30	12.80
	75% < PTVG ≤ 90%	32.20	20.30
	90% < PTVG	43.00	27.10
Without collateral		56.90	35.90

The collaterals used for the purposes of calculating the PTVG relationship of this method may be specific or general, including those that are simultaneously specific and general. Collateral can only be considered if, according to the respective coverage clauses, it was constituted in the first degree of preference in favor of the Bank and only guarantees the debtor’s credits with respect to which it is imputed (not shared with other debtors).

The invoices assigned in the factoring operations will not be considered for purposes of calculating the PTVG. The excess of collateral associated with mortgage loans referred to in numeral 3.1.1 Residential mortgage portfolio in Chapter B-1 of CNCB may be considered, computed as the difference between 80% of the property commercial value, according to with the conditions set out in that framework, and the mortgage loan that guarantees.

For the calculation of the PTVG ratio, the following considerations must be taken into account:

i.	Transactions with specific collaterals: when the debtor granted specific collateral for generic commercial loans and factoring, the PTVG ratio is calculated independently for each covered transaction, such as the division between the amount of the loans and the contingent loans exposure and the collateral’s value of the covered product.

ii.	Transactions with general collaterals: when the debtor granted general or general and specific collaterals, the Bank calculates the respective PTVG, jointly for all generic commercial loans and factoring and not contemplated in the preceding paragraph i), as the quotient between the sum of the amounts of the loans and exposures of contingent loans and the general, or general and specific collateral that, according to the scope of the remaining coverage clauses, safeguard the loans considered in the numerator aforementioned coverage ratio.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

The amounts of the guarantees used in the PTVG ratio of numerals i) and ii), different from those associated with excess guarantees from mortgage loans to which the residential mortgage portfolio refers, must be determined according to:

-	The last valuation of the collateral, be it appraisal or fair value, according to the type of real guarantee in question. For the determination of fair value, the criteria indicated in Chapter 7-12 (Fair Value of Financial Instruments) of the RAN should be considered.

-	Possible situations that could be causing temporary increases in the values of the collaterals.

-	Limitations on the amount of coverage established in their respective clauses.

(c)	Consumer Portfolio

The allowance factor, represented by the expected loss (EL), corresponds to the probability of default (PD) together with the loss given the default occurred (LGD). This factor is applied uniformly to all contingent consumer loans and consumer credits held by the debtor with the bank and its subsidiaries established in Chile, including consumer leasing transactions. In the case of contingent transactions, the exposure measure is calculated according to the provisions established in Chapter B-3 of the CNC will be considered.

To define the value of the PD, the following factors are calculated for each debtor:

●	Bank default rate: This corresponds to the maximum default rate (in days) for the consumer portfolio, including consumer leasing transactions, that the debtor has with the bank at the end of the month for which provisions are being determined. For clients with more than one transaction, the maximum value obtained from all of them is used. This variable is measured by considering all entities that comprise the institution’s overall consolidated level.

●	30 days in default in the financial system: This variable applies to whether the debtor has at least one direct debt in default for 30 days or more in any of the three months prior to the date on which the provisions are calculated. This variable is calculated based on the debtor’s defaults with all credit providers for which information is available. This variable includes the list of debtors reported by the CMF, as well as the bank itself at a global consolidated level, and the various financial products. It excludes only loans subject to a communication ban under Law No. 19,628 on the Protection of Privacy.

●	Having a mortgage Loan: This variable determines whether the borrower has a current mortgage loan in the financial system. In this case, the bank uses the most recent information available at the date the provisions are being calculated, considering the list of borrowers reported by the CMF, in addition to the bank’s own consolidated data.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

The table of factors considered to define the PD is as follows:

	With a mortgage loan for housing in the system		No mortgage loan for housing in the system
Maximum default level in the month and bank (range in days that includes extremes	No default greater than 30 days in the system	With a default greater than 30 days in the system	No default greater than 30 days in the system	With a default greater than 30 days in the system
0 and 7	3.3%	14.6%	6.6%	19.8%
8 and 30	20.4%	41.6%	30.6%	48.5%
31 and 60	50.2%	63.0%	65.1%	66.3%
61 and 89	62.6%	81.7%	72.3%	86.9%

In the event that the debtor is in default, the assigned LGD will be 100%.

To determine the value of the LGD, it is determined whether or not the debtor has a mortgage loan for the home in the system as defined for the value of the PD, and the type of loan involved

The LGD to be used is defined according to the following table:

	Automotive leasing and credit operations	Credits in installments	Credit cards and lines, and other consumer products
With a mortgage loan for housing in the system	33,2%	47,7%	49,5%
No mortgage loan for housing in the system	33,2%	56,6%	60,3%

The allocation of the LGD value is carried out according to the following guidelines:

●	“Automotive leasing and credit operations” will be considered those loans where the transaction is intended to finance the acquisition of private vehicles, which remain as collateral (pledge) in favor of the institution. Consumer financial leasing operations are also considered in this category.

●	“Installment Credits” will correspond to those registered in the item Consumer Credits in Installments of Chapter C-3 of the CNC, to the extent that these have been granted upon signing of a promissory note that clearly establishes the amount of capital, term, rate and number of installments, without a predefined use of the funds (free disposal) and does not correspond to the previous category.

●	If a loan does not fall under either of the two previous definitions, but is classified as consumer loans, the LGD value assigned to the “Credit cards and lines, and other consumer loans” category must be applied.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

−	Portfolio in default.

Includes all placements and 100% of the amount of the contingent loans, of the debtors that the closing of a month presents a delay equal to or greater than 90 days in the payment of the interest of the capital of any credit. It will also include debtors who are granted a credit to leave an operation that has more than 60 days of delay in their payment, as well as those debtors who were subject to forced restructuring or partial forgiveness of a debt.

They may exclude from the portfolio in default: a) mortgage loans for housing, which delinquent less than 90 days, unless the debtor has another loan of the same type with greater delinquency; and, b) credits for financing higher studies of Law No. 20,027, which do not yet present the non-compliance conditions indicated in Circular No. 3,454 of December 10, 2008.

All credits of the debtor must be kept in the Default Portfolio until there is a normalization of their ability or payment behavior, without prejudice to punishment of each particular credit that meets the condition indicated in Title II of Chapter B-2 of the CNCB. To remove a debtor from the Default Portfolio, once the circumstances that lead to classification in this portfolio according to the present rules have been overcome, at least the following copulative conditions must be met:

-	No obligation of the debtor with the bank with more than 30 calendar days overdue.

-	No new refinances granted to pay its obligations.

-	At least one of the payments includes amortization of capital.

-	If the debtor has a credit with partial payment periods less than six months, has already made two payments.

-	If the debtor must pay monthly fees for one or more credits, has paid four consecutive dues.

-	The debtor does not appear with unpaid debts direct according to the information recast by CMF, except for insignificant amounts.

(iii)	Provisions related to financing with FOGAPE COVID-19 guarantee.

On July 17, 2020, the CMF requested to determine specific provisions of the credits guaranteed by the FOGAPE COVID-19 guarantee, for which the expected losses were determined estimating the risk of each operation, without considering the substitution of credit quality of the guarantee, according to the corresponding individual or group analysis method, in accordance with the provisions of Chapter B-1 of the CNCB. This procedure must be carried out in an aggregate manner, grouping all those operations to which the same deductible percentage is applicable.

The deductible is applied by the Fund Administrator, which must be borne by each financial institution and does not depend on each particular operation, but is determined based on the total of the balances guaranteed by the Fund, for each group of companies that have the same coverage, according to their net sales size.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(iv)	Provisions related to financing with FOGAPE Reactivation guarantee.

To determine the provisions of the amounts guaranteed by the FOGAPE Reactivation, the Bank considers the substitution of the credit quality of the debtors for that of the FOGAPE, for all the types of financing indicated, up to the amount covered by the aforementioned guarantee. Naturally, the option to consider the risk attributable to FOGAPE may be made while said guarantee remains in force, without considering the capitalized interest, in accordance with the provisions of article 17 of the Fund Regulations.

Likewise, for the computation of the provisions of the amount not covered by the guarantee, corresponding to the debtors, the treatment must be differentiated according to the level of default of the refinanced credit and the grace period, which must consider the cumulative consecutive months grace period between the refinanced loan and other prior measures.

For this purpose, the following situations should be considered:

●	Refinancing with less than 60 days past due and less than 180 days of grace.

When the Bank grants the refinancing and is the current creditor, depending on the methodology used in accounting for provisions (standard or internal method) for the group portfolio, the computation of default and the expected loss parameters remain constant at the time to carry out the refinancing, as long as no payment is due.

In the case of debtors evaluated on an individual basis, their risk category is maintained at the time of rescheduling, which does not prevent them from being reclassified to the category that corresponds to them, in the event of a worsening of their payment capacity.

●	Refinancing with past due between 60 and 89 days or grace periods greater than 180 days and less than 360 days.

The provisions established in the previous point apply, and at least one of the following conditions must also be met:

i.	In its credit granting policies, the Bank considers at least the following aspects:

-	A robust procedure for the categorization of viable debtors, which considers at least the sector and its solvency and liquidity situation.

-	Efficient mechanisms for monitoring the debtor’s situation, with formally defined internal governance.

ii.	Interest is charged in the months of grace, in accordance with the guidelines established in article 15 letter a) of the Regulation, or there is a demand for payment in another credit with the bank. In the latter case, if noncompliance is observed, the carry forward rules contained in numerals 2.2 and 3.2 of Chapter B-1 of the CNCB must be considered, depending on whether it is a credit subject to individual or group evaluation, respectively.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

●	Refinancing with grace periods greater than 360 days.

The Bank must apply the provisions established in Chapter B-1 of the CNCB, considering the operation as a forced renegotiation and, therefore, apply the provisions that correspond to the portfolio in default.

(v)	Impairment of loans.

The impaired loans include the following assets, according to Chapter B-1 of the CNCB of the CMF:

-	In case of debtors subject to individual assessment, includes credits from “Non-complying loans” those classified in categories B3 and B4 of “Substandard loans”.

-	Debtors subject to assessment group evaluation, the impaired portfolio includes all credits of the “Non-complying loans”.

(vi)	Charge-offs.

As a general rule, the charge-offs are produced when the contractual rights on cash flows end. In case of loans, even if the above does not happen, it will proceed to charge-offs the respective asset balances.

The charge-off refers to derecognition of the assets in the Consolidated Statement of Financial Position, related to the respective transaction and, therefore, the part that could not be past-due if a loan is payable in installments, or a lease.

−	Charge-offs of loans to customers

The charge-off must be to make using credit risk provisions constituted, whatever the cause for which the charge-off was produced.

Write-offs for loans to customers and accounts receivable, other than from leasing operations, should be made in the following circumstances, whichever occurs first:

-	The Bank, based on all available information, concludes that will not obtain any cash flow of the credit recorded as an asset.

-	When the debt without executive title expires 90 days after it was recorded in asset.

-	At the expiration of the statute of limitations for actions to demand payment through an executive trial, or at the time of rejection or abandonment of the execution of the judgment by final court resolution.

-	When past-due term of a transaction reaches the charge-off term disposed below:

Type of Loan	Term
Consumer loans - secured and unsecured	6 months
Other transactions - unsecured	24 months
Commercial loans - secured	36 months
Residential mortgage loans	48 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

−	Charge-offs of lease operations

These assets must be charge-offs against the following circumstances, whichever occurs first:

-	The Bank concludes that there is no possibility of the rent recoveries and the value of the property cannot be considered for purposes of recovery of the contract, either because the lessee has not the asset, for the property’s conditions, for expenses that involve its recovery, transfer and maintenance, due to technological obsolescence or absence of a history of your location and current situation.

-	When it complies the prescription term of actions to demand the payment through executory or upon rejection or abandonment of executory by court.

-	When a contract has been in default reach the period of time indicated below:

Type of Loan	Term
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

(vii)	Written-off loans recoveries

Cash recoveries on charge-off loans including loans that were reacquired are recorded directly in income in the Consolidated Statement of Income, as a reduction of the “Recoveries of written-off loans” item.

In the event of recoveries of assets, the income will be recognized in the results for the amount by which they are incorporated into the asset. The same criterion will be followed if the leased assets were recovered after the charge-off for a leasing operation, when such assets are incorporated into the asset.

Any renegotiation of a credit already written off does not give rise to income, as long as the operation remains to have an impaired quality; the actual payments received must be treated as recoveries of credits written off, as indicated above.

Therefore, renegotiated credit can be recorded as an asset only if it has not deteriorated quality; also recognizing revenue from activation must be recorded like recovery of loans.

The same criteria should apply in the case that was give credit to pay a charge-off loan.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(g)	Impairment due to credit risk of Financial assets at amortized cost and Financial assets at fair value through other comprehensive income (FVOCI):

In accordance with the established in Chapter A-2 of the CNCB of the CMF, the impairment model of IFRS 9 will not be applied to loans in the category “Financial assets at amortized cost” (“Due from banks” and “Loans and accounts receivable from customers”), nor on “Contingent loans”, since the criteria for these instruments are defined in Chapters B-1 to B-3 of the CNCB.

For the rest of the financial assets measured at Amortized Cost or FVOCI, the model on which impairment losses must be calculated corresponds to one of Expected Credit Loss (ECL) as established in IFRS 9.

Debt financial instruments whose subsequent valuation is at amortized cost or at FVOCI will be subject to impairment due to credit risk. On the contrary, those instruments at fair value through profit or loss do not require this measurement.

The measurement of impairment is carried out in accordance with a general impairment model that is based on the existence of 3 possible phases of the financial asset, the existence or not of a significant increase in credit risk and the condition of impairment. The 3 phases determine the amount of impairment that will be recognized as an expected credit loss, as well as the interest income that will be recorded at each reporting date. Each phase is listed below:

Phase 1: Incorporates financial assets whose credit risk has not increased significantly since initial recognition. Expected credit losses are recognized to 12-month. Interest is recognized based on the gross amount on the balance sheet.

Phase 2: Incorporates financial assets whose credit risk has increased significantly since initial recognition. Expected credit losses are recognized throughout the life of the financial asset. Interest is recognized based on the gross amount on the balance sheet.

Phase 3: Incorporates impaired financial assets. Expected credit losses are recognized throughout the life of the financial asset. Interest is recognized based on the net amount (gross amount on the balance sheet less allowance for credit risk).

−	Impairment of debt financial instruments measured at fair value through other comprehensive income.

The Bank applies the value impairment requirements for the recognition and measurement of a value correction for losses to financial assets that are measured at fair value through other comprehensive income in accordance with IFRS 9. This value adjustment for losses is recognized in Other Comprehensive Income (OCI) and does not reduce the carrying amount of the financial asset in the Consolidated Statement of Financial Position. The accumulated loss recognized in OCI is recycled in results when derecognizing the financial assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(h)	Financial liabilities:

Classification of financial liabilities:

Financial liabilities are classified in the following categories:

-	Financial liabilities at amortized cost.

-	Financial liabilities held for trading at fair value through profit or loss: Financial instruments are recorded in this item when the Bank’s objective is to generate profits through purchases and sales with these instruments. This item includes financial derivative trading contracts that are liabilities, which will be measured subsequently at fair value.

-	Financial liabilities designated as at fair value through profit or loss: The Bank has the option to irrevocably designate, at the time of initial recognition, a financial liability as measured at fair value through profit or loss if the application of this criterion eliminates or significantly reduces inconsistencies in the measurement or recognition, or if it is a group of financial liabilities, or a group of financial assets and liabilities, that is managed, and its performance evaluated, based on fair value in line with a risk management or investment strategy.

Valuation of financial liabilities:

Initial valuation:

They are initially recorded at fair value, less transaction costs that are directly attributable to the issuance of the instruments. Variations in the value of financial liabilities due to the accrual of interest, UF indexation and similar concepts are recorded under the headings “Interest expenses” and “UF indexation expenses” of the Consolidated Income Statement for the period in which the accrual occurred (see Note No. 30 and No. 31).

Subsequent valuation:

The changes in the valuations that will occur after the initial registration due to reasons other than those mentioned in the previous paragraph, are treated as described below, based on the categories in which the financial liabilities are classified.

Financial liabilities at amortized cost:

The liabilities recorded in this item are valued after their acquisition at their amortized cost, which is determined in accordance with the effective interest rate method (EIR).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(i)	Derecognition of financial assets and liabilities:

The Bank and its subsidiaries derecognize a financial asset from its Statement of Financial Position, when the contractual rights to the cash flows of the financial asset have expired or when the contractual rights to receive the cash flows of the financial asset are transferred during a transaction in which all ownership risks and rewards of the financial asset are transferred. Any portion of transferred financial assets that is created or retained by the Bank is recognized as a separate asset or liability.

When the Bank transfers a financial asset, it assesses to what extent it has retained the risks and rewards of ownership. In this case:

−	If substantially all risks and rewards of ownership of the financial asset have been transferred, it is derecognized, and any rights or obligations created or retained upon transfer are recognized separately as assets or liabilities.

−	If substantially all risks and rewards of ownership of the financial asset have been retained, the Bank continues to recognize it.

−	If substantially all risks and rewards of ownership of the financial asset are neither transferred nor retained, the Bank will determine if it has retained control of the financial asset. In this case:

-	If the Bank has not retained control, the financial asset will be derecognized, and any rights or obligations created or retained upon transfer will be recognized separately as assets or liabilities.

-	If the Bank has retained control, it will continue to recognize the financial asset in the Consolidated Financial Statement by an amount equal to its exposure to changes in value that can experience and recognize a financial liability associated to the transferred financial asset.

The Bank derecognizes a financial liability (or a portion thereof) from its Consolidated Statement of Financial Position if, and only if, it has extinguished or, in other words, when the obligation specified in the corresponding contract has been paid or settled or has expired.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(j)	Compensation of financial assets and liabilities:

Financial assets and liabilities are subject to compensation, so that their net amount is presented in the Consolidated Statement of Financial Position, when and only when the Bank has the right, legally enforceable, to offset the recognized amounts and intends to settle the net amount, or to realize the asset and settle the liability simultaneously.

Income and expenses are presented net only when permitted by accounting standards, or in the case of gains and losses arising from a group of similar transactions such as the Bank’s trading and foreign exchange activity.

(k)	Functional currency:

The items included in the Interim Consolidated Financial Statements of Banco de Chile and its subsidiaries are valued using the currency of the primary economic environment in which it operates (functional currency). The functional and presentation currency of the Interim Consolidated Financial Statements of Banco de Chile is the Chilean peso, which is the currency of the primary economic environment in which the Bank operates, and also obeys the currency that influences the cost and income structure.

(l)	Transactions in foreign currency:

Transactions in currencies other than the functional currency are considered to be in foreign currency and are initially recorded at the exchange rate of the functional currency on the transaction date. Monetary assets and liabilities denominated in foreign currencies are converted using the exchange rate of the functional currency as of the date of the Consolidated Statement of Financial Position. All differences are recorded as a debit or credit to income.

As of March 31, 2025 and 2024, the Bank and its subsidiaries applied the exchange rate of accounting representation according to the standards issued by the CMF, for which the assets in dollars are shown at their equivalent value in Chilean pesos calculated using the following market exchange rate Ch$955.04 per US$1 (Ch$982.21 per US$1 as of March 31, 2024).

As of March 31, 2025, the amount of Ch$17,483 million corresponding to a net financial profit from exchange, indexation and accounting hedging of foreign currency (net gain of Ch$106,447 million as of March 31, 2024) shown in the Consolidated Statements of Income, includes the result from exchange operations, indexation and accounting hedges of foreign currency, including the conversion of assets and liabilities in foreign currency or indexed to the exchange rate.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(m)	Operating Segments:

The Bank discloses information by segment in accordance with IFRS 8 (Note No. 6). The Bank’s operating segments are determined based on its different business units, considering the following:

-	That it conducts business activities from which income is obtained and expenses are incurred (including income and expenses relating to transactions with other components of the same entity).

-	That its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions, to decide about resource allocation for the segment and evaluate its performance; and

-	For which separate financial information available.

(n)	Statement of cash flows:

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents derived from operating activities, investment and financing activities during the year. The indirect method has been used in the preparation of this statement of cash flows.

For the preparation of Consolidated Financial Statements of Cash Flow, it is considered the following concepts:

-	Cash and cash equivalents: corresponds to the item “Cash and deposits in banks”, plus (minus) the net balance corresponding to operations with liquidation in progress that are shown in the Consolidated Statement of Financial Position, plus other cash equivalents such as investments in short-term debt financial instruments that meet the criteria to be considered “cash equivalents”, for which they must have an original maturity of 90 days or less from the date of acquisition, be highly liquid, easily convertible into amounts known amounts of cash as of the date of the initial investment, and that the financial instruments are exposed to an insignificant risk of changes in value.

-	Operating activities: corresponds to normal activities of the Bank, as well as other activities that cannot classify like investing or financing activities.

-	Investing activities: correspond to the acquisition, sale or disposition other forms, of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: corresponds to the activities that produce changes in the amount and composition of the equity and the liabilities that are not included in the operating or investing activities.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(o)	Financial derivative contracts:

A “Financial Derivative” is a financial instrument whose value changes in response to changes in an observable market variable (such as an interest rate, exchange rate, the price of a financial instrument or a market index, including credit ratings), whose initial investment is very small in relation to other financial instruments with a similar response to changes in market conditions and which is generally settled at a future date.

The Bank maintains contracts of Derivative financial instruments, for cover the exposition of risk of foreign currency and interest rate. These contracts are recorded in the Consolidated Statement of Financial Position at their cost (included transactions costs) and subsequently measured at fair value. Derivative instruments are reported as an asset when their fair value is positive and as a liability when negative under the item “Derivative Instruments”.

Changes in fair value of derivative contracts held for trading purpose are included under “Financial Assets and Liabilities held for Trading”, on the Consolidated Statement of Income.

Additionally, the Bank includes in the valuation of the derivatives “Counterparty Credit Risk Adjustments, including: “CVA” or Credit Valuation Adjustment to reflect the counterparty credit risk in determining the fair value, as well as the “DVA” o Debit Valuation Adjustment to reflect the Bank’s own credit risk. Likewise, the Bank incorporates “Financing Adjustment”, also called “FVA” or Funding Valuation Adjustment, which captures the expected cost (or benefit) of financing (reinvesting) the cash flows of the derivative, with respect to a reference discount rate, when there are no collaterals (or they are imperfect).

Certain embedded derivatives in other financial instruments are treated as separate derivatives when their risk and characteristics are not closely related to those of the main contract and if the contract in its entirety is not recorded at its fair value with its unrealized gains and losses included in income.

(p)	Financial derivative contracts for accounting hedges:

The Bank has chosen to continue applying the hedge accounting requirements of IAS 39 when adopting IFRS 9.

At the moment of subscription of a derivative contract must be designated by the Bank as a derivative instrument for trading or hedging purposes.

If a derivative instrument is classified as a hedging instrument, it can be:

-	A hedge of the fair value of existing assets or liabilities or firm commitments, or;

-	A hedge of cash flows related to existing assets or liabilities or forecasted transactions.

A hedge relationship for accounting hedges purposes must comply with all of the following conditions:

-	at its inception, the hedge relationship has been formally documented;

-	it is expected that the hedge will be highly effective;

-	the effectiveness of the hedge can be measured in a reasonable manner; and

-	the hedge is highly effective with respect to the hedged risk on an ongoing basis and throughout the entire hedge relationship.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

The Bank presents and measures individual hedges (where there is a specific identification of hedged item and hedged instruments) by classification, according to the following criteria:

Fair value hedges: Changes in the fair value of a derivative hedging instrument, designated as a fair value hedge, are recognized in income under the lines “Net interest income” and “Net indexation income” and/or “Foreign currency changes, UF indexation and accounting hedge”, depending on the type of risk covered. The hedged item is also presented at fair value in relation to the risk being hedged; gains or losses attributable to the hedged risk are recognized in income under the lines “Net interest income” and “Net income from UF indexation” and adjust the book value of the item subject to the hedge.

Cash flow hedge: Changes in the fair value of financial instruments derivative designated like “cash flow hedge” are recognized in “Cash flow accounting hedge” included in the Consolidated Other Comprehensive Income, to the extent that hedge is effective and hedge is reclassified to income in the item “Net interest income” and “Net income from UF indexation” and/or “Foreign currency changes, UF indexation and accounting hedge”, when hedged item affects the income of the Bank produced for the “interest rate risk” or “foreign exchange risk”, respectively. If the hedge is not effective, the changes in the fair value are recognized directly in the results of the year under the caption “Other financial result”.

If the hedged instruments do not comply with criteria of cash flow accounting hedges, it expires or is sold, it suspends or executed, this hedge must be discontinued prospectively. Accumulated gains or losses recognized previously in the equity are maintained there until projected transactions occur, in that moment will be registered in Consolidated Statement of Income (in the item “Net interest income” and “Net income from UF indexation” and/or “Foreign currency changes, UF indexation and accounting hedge”, depend of the hedge), lesser than it foresees that the transaction will not execute, in this case it will be registered immediately in Consolidated Statement of Income (in the item “Net interest income” and “Net income from UF indexation” and/or “Foreign currency changes, UF indexation and accounting hedge”, depending on the hedge).

(q)	Intangible Assets:

Intangible assets (Note No. 15) are initially recognized at their acquisition cost, and are subsequently measured at their cost less any accumulated amortization or less any accumulated impairment losses.

Software or computer programs purchased by the Bank and its subsidiaries are accounted for at cost less accumulated amortization and impairment losses.

The subsequent expense in software assets is capitalized only when it increases the future economic benefit for the specific asset. All other expenses are recorded as an expense as incurred.

Amortization is recorded in income using the straight-line amortization method based on the estimated useful life of the software, from the date on which it is available for use. The estimated useful life of software is a maximum of 6 years.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(r)	Property and equipment:

Property and equipment (Note No. 16) includes the amount of land, real estate, furniture, computer equipment and other installations owned by the consolidated entities and which are for own use. These assets are stated at historical cost less depreciation and accumulated impairment. This cost includes expenses that have been directly attributed to the asset’s acquisition.

Depreciation is recognized in the Consolidated Statements of Income on a straight-line basis over the estimated useful lives of each part of an item of property and equipment.

The estimated average useful lives for the periods 2025 and 2024 are as follows:

- Buildings	50 years
- Installations	10 years
- Equipment	5 years
- Supplies and accessories	5 years

Maintenance expenses related to those assets held for own uses are recorded as expenses in the year in which they are incurred.

(s)	Deferred taxes and income taxes:

The income tax provision of the Bank and its subsidiaries has been determined in conformity with current legal regulations.

The Bank and its subsidiaries recognize, when appropriate, deferred tax assets and liabilities for future estimates of tax effects attributable to temporary differences between the book and tax values of assets and liabilities. Deferred tax assets and liabilities are measured based on the tax rate expected to be applied, in accordance with current tax law, in the year that deferred tax assets are realized or liabilities are settled. The effects of future changes in tax legislation or tax rates are recognized in deferred taxes starting on the date of publication of the law approving such changes (Note No. 18).

Deferred tax assets are recognized only when it is likely that future tax profits will be sufficient to recover deductions for temporary differences. According to instructions from the CMF, deferred taxes are presented in the Consolidated Statement of Financial Position according with IAS 12 “Income Tax”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(t)	Provisions, contingent assets and liabilities:

Provisions are liabilities involving uncertainty about their amount or maturity. They are recorded in the Consolidated Statement of Financial Position when the following requirements are jointly met:

-	a present obligation has arisen from a past event;

-	as of the date of the Financial Statements it is probable that the Bank or its subsidiaries have to disburse resources to settle the obligation; and

-	the amount of these resources can be reliably measured.

A contingent asset or liability is any right or obligation arising from past events whose existence will be confirmed by one or more uncertain future events which are not within the control of the Bank.

Contingent credits are understood as operations or commitments in which the Bank assumes a credit risk by committing itself to third parties, in the event of a future event, to make a payment or disbursement that must be recovered from its clients.

The following are classified as contingent credits in off-balance sheet information:

-	Undrawn credit lines: Considers the unused amounts of lines of credit that allow customers to make use of credit without prior decisions by the bank.

-	Undrawn credit lines with immediate termination: Considers those undrawn credit lines, defined in the previous numeral, that the bank can unconditionally cancel at any time and without prior notice, or for which its automatic cancellation is contemplated in case of deterioration of the debtor’s solvency, as permitted by the current legal framework and the contractual conditions established between the parties.

-	Contingent credits linked to the CAE: Correspond to credit commitments granted in accordance with Law No. 20,027 (“CAE”).

-	Letters of credit for goods circulation operations: Considers the commitments that arise, both to the issuing bank and to the confirming bank, from self-settled commercial letters of credit with a maturity period of less than 1 year, arising from merchandise circulation operations (for example, confirmed foreign or documentary letters of credit). Includes documentary letters of credit issued by the Bank, which have not yet been negotiated.

-	Debt purchase commitments in local currency abroad: Note issuance facility (NIF) and revolving underwriting facility (RUF) are considered.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

-	Transactions related to contingent events: Guarantee bonds with promissory notes referred to in Chapter 8-11 of the Actualized Standards Compilation are considered.

-	Warranty by endorsement and sureties: Includes warranty by endorsement, sureties and standby letters of credit referred to in Chapter 8-10 of the Actualized Standards Compilation. In addition, it includes the payment guarantees of buyers in factoring operations, as indicated in Chapter 8-38 of that Compilation.

-	Other credit commitments: It includes the unplaced amounts of committed loans that are to be disbursed on an agreed future date or triggered by events contractually defined with the client, as is the case with irrevocable credit lines tied to the progress of projects (for provisions purposes, both the gross exposure referred to in No. 3 and future increases in the amount of guarantees associated with committed disbursements must be considered).

Exposure to credit risk on contingent loans:

To calculate provisions for contingent credits, the amount of exposure to be considered will be equivalent to the percentage of the amounts of the contingent credits indicated below:

Type of contingent credit	Credit Conversion Factor
Undrawn credit lines with immediate termination	10%
Contingent credits linked to the CAE	15%
Letters of credit for goods circulation operations	20%
Other undrawn credit lines	40%
Debt purchase commitments in local currency abroad	50%
Transactions related to contingent events	50%
Warranty by endorsement and sureties	100%
Other credit commitments	100%
Other contingent loans	100%

When dealing with transactions performed with customers with overdue loans, that exposure shall be equivalent to 100% of its contingent loans.

(u)	Provisions for minimum dividends:

According with the CNCB of the CMF, the Bank records within liabilities the portion of net income for the year that should be distributed to comply with the Corporations Law or its dividend policy. For these purposes, the Bank establishes a provision in a complementary equity account within retained earnings (Note No. 25).

For purposes of calculating the provision of minimum dividends, the distributable net income is considered, which is defined as that which results from reducing or adding to the net income for the year, the correction of the value of the paid-in capital and reserves, due to the effects of the variation of the Consumer Price Index.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(v)	Employee benefits:

Employee benefits are all forms of consideration granted by an entity in exchange for services provided by employees or severance pay.

Short-term employee benefits are employee benefits (other than termination benefits) that are expected to be settled in full before twelve months after the end of the annual reporting period in which the employees have rendered the related services (Note No. 24 letter (c)).

-	Staff vacations

The annual costs of vacations and staff benefits are recognized on an accrual basis.

-	Other short-term benefits

The entity contemplates for its employees an annual incentive plan for meeting objectives and individual contribution to the company’s results, which are eventually delivered, consisting of a certain number or portion of monthly salaries and are provisioned based on the estimated amount to be distributed.

Other long-term employee benefits are all employee benefits other than short-term employee benefits, post-employment benefits, and termination benefits.

-	Employee benefits for termination of employment contract

The Bank has agreed with part of the staff the payment of compensation to those who have completed 30 or 35 years of permanence, in the event that they retired from the Institution. The proportional part accrued by those employees who will have access to exercise the right to this benefit and who at the end of the year have not yet acquired it has been incorporated into this obligation.

The obligations of this benefit plan are valued according to the projected credit unit method, including as variables the staff turnover rate, the expected salary growth and the probability of using this benefit, discounted at the current rate for long-term operations (5.71% as of March 31, 2025 and December 31, 2024).

The discount rate used corresponds to the rate of 10-year Bonds in pesos of the Central Bank of Chile (BCP).

Gains and losses arising from changes in actuarial variables are recognized in Other Comprehensive Income. There are no other additional costs that should be recognized by the Bank.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(w)	Earnings per share:

The basic earnings per share is determined by dividing the net income attributed to the Bank’s owners in a period and the weighted average number of shares outstanding during that period.

Diluted earnings per share are determined similarly to basic earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential dilutive effect of the options on shares, warrants and convertible debt. At the end of the periods ended March 31, 2025 and 2024 there are no concepts to adjust.

(x)	Interest revenue and expense and UF indexation:

Interest income and expenses and UF indexation (Notes No. 30 and No. 31) are recognized in the Consolidated Statement of Income using the effective interest rate method. The effective interest rate is the rate which exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument (or, where appropriate, in a shorter period), to the carrying amount of the financial asset or financial liability. To calculate the effective interest rate, the Bank determines cash flows by taking into account all contractual conditions of the financial instrument, excluding future credit losses.

The effective interest rate calculation includes all fees and other amounts paid or received that form part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the purchase or issuance of a financial asset or liability.

In the case of the impaired portfolio and current loans with a high risk of irrecoverability of loans and accounts receivable from customers, the Bank has applied a conservative position of discontinuing the accrual of interest and UF indexation on an accrual basis in the Consolidated Statement of Income, when the credit or one of its installments has been 90 days default in its payment.

(y)	Commission income and expenses:

Revenue and expenses from fees (Note No. 32) are recognized in the Consolidated Income Statement using the criteria established in IFRS 15 “Revenue from contracts with customers”.

Under IFRS 15, revenues are recognized considering the terms of the contract with customers. Revenue is recognized when or as the performance obligation is satisfied by transferring the goods or services committed to the customer.

Under IFRS 15, revenues are recognized using different criteria depending on their nature. The most significant are:

−	Those that correspond to a singular act, when the act that originates them takes place.

−	Those that originate in transactions or services that are extended over time, during the life of such transactions or services.

−	Commissions on loan commitments and other fees related to credit operations are deferred (together with the incremental costs directly related to the placement) and recognized as an adjustment to the effective interest rate of the placement. In the case of loan commitments, when there is no certainty of the date of effective placement, the commissions are recognized in the period of the commitment that originates it on a linear basis.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

The fees registered as income by the Bank correspond mainly to:

−	Commissions for credit prepayment: These commissions are accrued at the time the credits are prepaid.

−	Commissions for lines of credit and overdrafts: These commissions are accrued in the period related to the granting of lines of credit and overdrafts in checking accounts.

−	Commissions for warranty by endorsement and letters of credit: These commissions are accrued in the period related to the granting by the bank of payment guarantees for real or contingent obligations of third parties.

−	Commissions for card services: Correspond to commissions accrued for the period, related to the use of credit cards, debit cards and other.

−	Commissions for account management: Includes commissions that accrue in the period related to the maintenance of current accounts and other deposit accounts.

−	Commissions for collections and payments: Includes commissions generated by the collection and payment services provided by the Bank.

−	Commissions for intermediation and management of securities: correspond to income from brokerage service, placements, administration and custody of securities.

−	Remuneration for administration of mutual funds, investment funds or others: corresponds to the commissions from the General Fund Administrator for the administration of third-party funds.

−	Remuneration for brokerage and insurance consulting services: Income from brokerage and insurance advice by the Bank or its subsidiaries is included.

−	Commissions for factoring operations services: Commissions for factoring operations services performed by the Bank are included.

−	Commissions for financial consulting services: commissions for financial advisory services performed by the Bank and its subsidiary are included.

−	Other commissions earned: includes income generated from foreign currency exchange, issuance bank guarantees, issuance of bank check, use of distribution channels, agreement on the use of a brand and placement of financial products and cash transfers, and recognition of payments associated with commercial alliances, among others.

Commission expenses include:

−	Commissions for card operations: commissions paid for credit and debit card operations are included.

−	Commissions for licensing the use of card brands.

−	Expenses for obligations of loyalty and merits programs for card customers.

−	Commissions for operations with securities: commissions for deposit and custody of securities and brokerage of securities are included.

−	Other commissions for services received: Commissions are included for guarantees and endorsements of Bank obligations, for foreign trade operations, for correspondent banks in the country and abroad, for ATMs and electronic fund transfer services.

−	Commissions for compensation of large value payments: corresponds to commissions paid to entities such as ComBanc, CCLV Contraparte Central, etc.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(z)	Impairment of non-financial assets:

The carrying amounts of the non-financial assets of the Bank and its subsidiaries, are reviewed throughout the year and especially at each reporting date, to determine if any indication of impairment exists. If such indication exists, the recoverable amount of the asset is then estimated.

(aa)	Financial and operating leases:

−	The Bank acting as lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating, and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Assets leased to customers under agreements, which do not transfer substantially all the risks, and rewards of ownership are classified as operating leases.

The leased investment properties, under the operating lease modality, are included in the Consolidated Statement of Financial Position as “Other assets” and depreciation is determined on the book value of these assets, applying a proportion of the value in a systematic way on the economic use of the estimated useful life. Lease income is recognized on a straight-line basis over the lease term.

−	The Bank acting as lessee

A contract is, or contains a lease, if one party has the right to control the use of an identified asset for a period of time in exchange for a regular payment (Note No. 17).

On the start date of a lease, a right-to-use assets leased is determined at cost, which includes the amount of the initial measurement of the lease liability plus other disbursements made.

The amount of the lease liability is measured at the present value of future lease payments that have not been paid on that date, which are discounted using the Bank’s incremental financing interest rate.

The right-of-use asset is measured using the cost model, less accumulated depreciation and accumulated losses due to impairment of value, depreciation of the right-of-use asset, is recognized in the Consolidated Statements of Income based on the linear depreciation method from the start date and until the end of the lease term.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

The monthly variation of the UF for the contracts established in said monetary unit should be treated as a new measurement, therefore the UF readjustment modifies the value of the lease liability, and in parallel, the amount of the right-of-use asset must be adjusted by this effect.

After the start date, the lease liability is measured by lowering the carrying amount to reflect the lease payments made and the modifications to the lease.

According to IFRS 16 “Leases” the Bank does not apply this rule to contracts whose duration is 12 months or less and those that contain an underlying asset of low value. In these cases, payments are recognized as a lease expense.

(ab)	Additional provisions:

In accordance to the CMF regulations, the banks have recorded additional allowances for its individually evaluated loan portfolio, taking into consideration the expected impairment of this portfolio. The calculation of this allowance is performed based on the Bank’s historical experience and considering possible future adverse macroeconomic conditions or circumstances that could affect a specific sector.

The provisions made in order to forestall the risk of macroeconomic fluctuations should anticipate situations reversal of expansionary economic cycles in the future, could translate into a worsening in the conditions of the economic environment and thus, function as a countercyclical mechanism accumulation of additional provisions when the scenario is favorable and release or assignment to specific provisions when environmental conditions deteriorate.

According to the above, additional provisions must always correspond to general provisions on commercial, consumer or mortgage loans, or segments identified, and in no case may be used to offset weaknesses of the models used by the Bank (Note No. 26).

As of March 31, 2025, the balance of additional provisions amounts to Ch$631,217 million (Ch$700,252 million in December 2024), which are presented in the caption “Special Provisions for Credit Risk” of liabilities in the Interim Consolidated Statement of Financial Position.

(ac)	Fair value measurement:

“Fair value” is understood as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants in a principal (or more advantageous) market at the measurement date under current market conditions, independent whether that price is directly observable or estimated using another valuation technique. The most objective and usual reference of fair value is the price that would be paid in an active, transparent and deep market (“quoted price” or “market price”).

When available, the Bank estimates the fair value of an instrument using quoted prices in an active market for that instrument. A market is considered active if quoted prices are readily and regularly available and represent actual and regularly occurring market transactions on an arm’s length basis.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

If a market for a financial instrument is not active, the Bank establishes fair value using a valuation technique. These valuation techniques include the use of recent market transactions between knowledgeable, willing parties in an arm’s length transaction, if available, as well as references to the fair value of other instruments that are substantially the same, discounted cash flows and options pricing models.

The chosen valuation technique makes maximum use of information obtained in the market, using the least possible amount of data estimated by the Bank, incorporates all the factors that market participants would consider to establish the price, and will be consistent with generally accepted economic methodologies for calculating the price of financial instruments. The variables used by the valuation technique reasonably represent market expectations and reflect the return-risk factors inherent to the financial instrument. Periodically, the Bank calibrates the valuation techniques and tests it for validity using prices from observable current market transaction in the same instrument or based on available observable market information.

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. However, when transaction price provides the best evidence of fair value at initial recognition, the financial instrument is initially measured at the transaction price and any difference between this price and the value initially obtained from a valuation model is subsequently recognized in incomes.

On the other hand, it should be noted that the Bank has financial assets and liabilities offset each other’s market risks, based on which average market prices are used as a basis for determining their fair value.

Then, the fair value estimates obtained from models are adjusted for any other factors, such as liquidity risk or model uncertainties; to the extent that the Bank believes that a third-party market participant would take them into account in pricing a transaction.

The Bank’s fair value disclosures are included in Note No. 44.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted:

Standards approved and/or modified by the International Accounting Standards Board (IASB) and by the Commission for the Financial Market (CMF):

Standards and interpretations that have been adopted in these Interim Consolidated Financial Statements.

As of the date of issuance of these Interim Consolidated Financial Statements, the new accounting pronouncements issued by both the IASB and the CMF, which have been adopted by the Bank and its subsidiaries, are detailed below:

- Accounting standards issued by IASB.

IAS 21 Effects of Changes in Foreign Exchange Rates.

In August 2023, the IASB published amendments to IAS 21. These amendments set out criteria that will allow companies to assess whether a currency is exchangeable and when it is not so, they can determine the exchange rate to use and the disclosures to provide.

The amendments were effective for periods beginning on or after January 1, 2025.

The implementation of this new standard had no impact on the Bank or its subsidiaries.

- Accounting standards issued by CMF.

Circular No. 2,346. Standard model of provisions for consumer loans. Modifies Chapter B-1 “Provisions for credit risk” and Chapter E “Transitional disposition” of the CNCB.

On March 6, 2024, the CMF published this circular that introduces the regulations that establish the Standardized Methodology for computing Provisions for Consumer Loans in Chapter B-1 of the CNCB.

The regulations establish matrices for determining the Probability of Default (PD) and Loss Given Default (LGD) parameters that must be used to calculate the minimum level of provisions.

The PD matrix is determined based on three factors (default in the bank, in the financial system and the possession of a mortgage loan).

Regarding the LGD, the model allows differentiation according to the type of credit (leasing or automotive, installments, cards and lines or other consumer) and also distinguishes those debtors with mortgage credit for housing in the system, allowing banks recognize a loss level adjusted to the specific characteristics of each operation.

The regulations of the standard provision model for consumer loans will come into force as of the accounting close of January 2025. Until that date, banks will continue to estimate the provisions of this portfolio only through their internal methodologies. The impact of the first application must be recorded in the entity’s income statement.

The new methodology was implemented in January 2025 and will impact on result before tax charge of approximately $69,000 millon in the year 2025.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted, continued:

New Standards and interpretations that have been issued but their application date is not yet in force:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and the CMF that are not yet effective as of March 31, 2025, as follows:

-	Accounting standards issued by IASB.

IAS 28 Investments in Associates and Joint Venture and IFRS 10 Consolidated Financial Statements.

In September 2014, the IASB published this modification, which clarifies the scope of the profits and losses recognized in a transaction, that involves an associate or joint venture, and that this depends on whether the asset sold or contribution constitutes a business. Therefore, the IASB concluded that all gains or losses must be recognized against loss of control of a business.

Likewise, the gains or losses that result from the sale or contribution of a subsidiary that does not constitute a business (definition of IFRS 3) to an associate or joint venture must be recognized only to the extent of unrelated interests in the associate or joint venture.

During December 2015, the IASB agreed to set the effective date of this modification in the future, allowing its immediate application.

Banco de Chile and its subsidiaries will have no impact on the Consolidated Financial Statements as a result of the application of this amendment.

IFRS 18 – Presentation and Disclosure in Financial Statements.

In April 2024, IASB published a new accounting standard, IFRS 18 Presentation and Disclosure in Financial Statements, replacing the IAS 1 Presentation of Financial Statements.

This new standard aims to improve the usefulness of the presented and disclosed information so that the comparability of the financial information is enhanced, complying with the qualitative characteristics defined in the conceptual framework of the International Financial Reporting Standards (IFRS).

According to the information provided by IASB, the standard introduces three new requirements:

-	Improvement comparability of the income statement.

-	Higher transparency in measuring the performance defined by the management.

-	More useful grouping of the information in the financial statements.

The standard will be effective for annual accounting periods beginning on or after January 1, 2027.

Due to these Interim Consolidated Financial Statements being prepared according to CMF norms defined in CNCB, the adoption of this standard is conditional to the modification of the CNCB.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted, continued:

IFRS 19 – Subsidiaries without Public Accountability: Disclosures

In May 2024, the IASB published the new accounting standard IFRS 19 Subsidiaries without Public Accountability and Disclosures, which will come into effect on January 1, 2027 with earlier application permitted.

This new standard allows to save in the preparation costs of the financial statements of subsidiaries without public interest, making possible to disclose less information and adapt the financial statements to the needs of the users when certain conditions are met.

The standard establishes that a subsidiary is in the public interest if:

-	It has debt instruments or capital that is subject to trade on a public market or if it is in the process of issuing such instruments to negotiate on a public market; or

-	Manages fiduciary assets for a broad group of external people as one of its principal businesses.

A subsidiary is eligible and can apply IFRS 19 in its consolidated or individual financial statements if:

-	It does not have public responsability; and

-	Its ultimate parent company or any other intermediate parent company issued consolidated financial statements that are available for public use and comply with the IFRS.

This new standard will not have impact on the Interim Consolidated Financial Statements.

IFRS 9 and IFRS 7 Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to the classification and measurement requirements of IFRS 9, “Financial Instruments”, and to the disclosure requirements required by IFRS 7, “Financial Instruments: Disclosure Information” according to the following:

Derecognition of financial liabilities settled by electronic transfer.

The amendment allows an entity to consider that a financial liability (or part of it) that is settled using an electronic payment system is cancelled, expires or the liability otherwise qualifies for derecognition before the settlement date, if certain specified criteria are met. An entity that chooses to apply the deregistration option would be required to apply it to all settlements made through the same electronic payment system.

Classification of financial assets

The amendment provides guidance on how an entity can evaluate whether the contractual cash flows of a financial asset are consistent with a basic loan agreement, for classification and measurement purposes.

The amendment also improves the description of the term “non-recourse”, meaning that a financial asset has “non-recourse” characteristics if an entity’s ultimate right to receive cash flows is contractually limited to the cash flows generated by specific assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted, continued:

Disclosures

For investments in equity financial instruments designated at fair value through other comprehensive income, an entity is required to disclose the fair value gain or loss presented in other comprehensive income during the period, separately demonstrating the fair value gain or loss that relates to investments derecognised in the period and the fair value gain or loss of the fair value that relates to the investments held at the end of the period.

Additional disclosures are required for financial assets and liabilities with contractual terms that reference a contingent event (including those that are linked to Environmental, Social and Governance factor (ESG)).

The amendments are effective for annual periods beginning on or after January 1, 2026. Early application is permitted.

The Bank is in the process of analyzing the impact of this new regulation.

Circular No. 2,347. Precisions of information requirements on subsidiaries, branches abroad and Banking Support Companies.

On April 24, 2024, the CMF published this circular that unifies and establishes in the General Background section of the MSI the instructions regarding the information requirements that banks must prepare and send to the CMF, regarding subsidiaries, branches in the abroad and Banking Support Companies (SAG), which include accounting, debtor, risk and other information.

The first shipment of the new information requirements will be from the first quarter of 2025.

As of the date of issue of these Interim Consolidated Financial Statements, the Bank implemented this information requirement.

4.	Accounting Changes:

As directed by the Financial Market Commission, the Bank adopted the new standard provisioning model for consumer loans beginning in January 2025. The impact will represent a pre-tax charge of approximately Ch$69,000 million in fiscal year 2025.

During the period ended March 31, 2025, there have been no others material or relative importance changes in accounting that affect the presentation of these Interim Consolidated Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Relevant Events:

(a)	On January 17, 2025, Banco de Chile reported that the Financial Market Commission informed the Bank that it resolved to maintain as a capital requirement for Pillar II risk, the charge already constituted corresponding to 0.13% of the risk-weighted assets net of required provisions, in accordance with article 66 quinquies of the General Banking Law.

(b)	On January 23, 2025, the subsidiary Banchile Corredores de Bolsa reported that the Board of Directors agreed to appoint Mr. José Antonio Díaz Orellana as General Manager of Banchile Corredores de Bolsa S.A., who until that date served as Interim General Manager.

(c)	On February 11, 2025, the Board of Directors of Banco de Chile agreed to convene an Ordinary Shareholders’ Meeting for March 27, 2025 in order to propose, among other matters, the following distribution of profits for the year ended on December 31, 2024:

a)	Deduct and withhold from the net income of the year, an amount equivalent to the effect of inflation of the paid capital and reserves according to the variation of the Consumer Price Index that occurred between November 2023 and November 2024, amounting to Ch$212,012,307,434 which will be added to retained earnings from previous periods.

b)	Distribute in the form of dividend the remaining profit, corresponding to a dividend of Ch$9.85357420889 to each of the 101,017,081,114 shares of the Bank.

Consequently, it will be proposed a distribution as dividend of 82.4% of the profits for the year ended December 31, 2024.

(d)	During the period 2025 Banco de Chile has reported as essential fact the following placements in the local market of senior, dematerialized and bearer bonds issued by Banco de Chile and registered in the Securities Registry of the Financial Market Commission:

Date	Registration number in the Securities Registry	Serie	Amount	Currency	Maturity date	Average rate
March 17, 2025	11/2022	FC	600,000	UF	01/01/2030	2.97%
March 20, 2025	11/2022	FC	300,000	UF	01/01/2030	2.97%
March 21, 2025	11/2022	FC	1,050,000	UF	01/01/2030	2.97%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segments:

For management purposes, the Bank is organized into four segments, which are defined based on the types of products and services offered, and the type of client in which focuses as described below:

Retail:	This segment focuses on individuals and small and medium-sized companies (SMEs) with annual sales up to UF 70,000, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and Residential mortgage loans.

Wholesale:	This segment focused on corporate clients and large companies, whose annual revenue exceed UF 70,000, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury:	This segment includes the associated revenues to the management of the investment portfolio and the business of financial transactions and currency trading.

Transactions with customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general, among others.

Subsidiaries:	Corresponds to the businesses generated by the companies controlled by the Bank, which carry out activities complementary to the bank business. The companies that comprise this segment are:

-	Banchile Administradora General de Fondos S.A.

-	Banchile Asesoría Financiera S.A.

-	Banchile Corredores de Seguros Ltda.

-	Banchile Corredores de Bolsa S.A.

-	Socofin S.A. (*)

-	Operadora de Tarjetas B-Pago S.A.

(*)	See Note No. 49 letter (b) on Subsequent Events.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segments, continued:

The financial information used to measure the performance of the Bank’s business segments is not comparable with similar information from other financial institutions because each institution relies on its own definitions. The accounting policies applied to the segments is the same as those described in the summary of accounting principles. The Bank obtains the majority of the results from: interest, indexation and commissions and financial operations and changes, discounting provisions for credit risk and operating expenses. Management is mainly based on these concepts to evaluate the performance of the segments and make decisions about the goals and allocations of resources of each unit. Although the results of the segments reconcile with those of the Bank at the total level, this is not necessarily the case in terms of the different concepts, given that management is measured and controlled individually and not on a consolidated basis, applying the following criteria:

●	The net interest margin of loans and deposits is obtained aggregating the net financial margins of each individual operation of credit and uptake made by the bank. For these purposes, the volume of each operation and its contribution margin are considered, which in turn corresponds to the difference between the effective rate of the customer and the internal transfer price established according to the term and currency of each operation. Additionally, the net margin includes the result of interest and indexation from the accounting hedges.

●	Provisions for credit risk are determined at the customer and counterparty level based on the characteristics of each of their operations. In the case of additional provisions, these are assigned to the different business segments based on the credit risk weighted assets that each segment has.

●	The capital and its financial impacts on outcome have been assigned to each segment based on the risk-weighted assets.

●	Operational expenses are reflected at the level of the different functional areas of the Bank. The allocation of expenses from functional areas to business segments is done using different allocation criteria, at the level of the different concepts and expense items.

Taxes are managed at a corporate level and are not allocated to business segments.

For the periods ended March 31, 2025 and 2024 there was no income from transactions with a customer or counterparty that accounted for 10% or more of the Bank’s total revenues.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segments, continued:

The following table presents the income by segment for the periods ended between January 1, and March 31, 2025 and 2024 for each of the segments defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	March	March	March	March	March	March	March	March	March	March	March	March	March	March
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest revenue (expense) and UF indexation	384,756	388,284	181,526	199,289	(20,415)	(55,139)	(746)	(2,675)	545,121	529,759	550	575	545,671	530,334
Net commissions revenue (expense)	91,051	76,600	23,522	23,846	694	662	50,745	45,181	166,012	146,289	(9,163)	(8,817)	156,849	137,472
Profit (loss) of financial operations	98	81	4,591	3,267	30,926	(14,745)	8,094	10,268	43,709	(1,129)	(550)	(575)	43,159	(1,704)
Foreign currency changes, indexation and accounting hedge	599	7,534	7,894	7,605	2,269	83,989	6,721	7,319	17,483	106,447	—	—	17,483	106,447
Other income	12,127	7,535	4,180	1,749	—	—	723	975	17,030	10,259	(2,710)	(2,680)	14,320	7,579
Income attributable to investments in other companies	1,309	(466)	328	583	58	66	39	35	1,734	218	—	—	1,734	218
Total operating revenue	489,940	479,568	222,041	236,339	13,532	14,833	65,576	61,103	791,089	791,843	(11,873)	(11,497)	779,216	780,346
Expenses from salaries and employee benefits	(91,063)	(91,564)	(27,647)	(26,963)	(1,128)	(1,074)	(21,083)	(21,814)	(140,921)	(141,415)	5	5	(140,916)	(141,410)
Administrative expenses	(87,053)	(88,593)	(19,773)	(19,772)	(590)	(519)	(11,276)	(11,607)	(118,692)	(120,491)	11,596	11,268	(107,096)	(109,223)
Depreciation and amortization	(19,486)	(19,368)	(2,146)	(1,995)	(191)	(196)	(1,824)	(1,843)	(23,647)	(23,402)	—	—	(23,647)	(23,402)
Impairment of non-financial assets	(5)	—	—	—	—	—	(4)	(94)	(9)	(94)	—	—	(9)	(94)
Other operating expenses	(7,132)	(7,582)	(2,102)	(1,992)	(11)	(15)	(397)	(350)	(9,642)	(9,939)	272	224	(9,370)	(9,715)
Total operating expenses	(204,739)	(207,107)	(51,668)	(50,722)	(1,920)	(1,804)	(34,584)	(35,708)	(292,911)	(295,341)	11,873	11,497	(281,038)	(283,844)
Expenses for credit losses	(82,177)	(93,132)	(7,970)	(18,551)	(57)	(1,485)	—	—	(90,204)	(113,168)	—	—	(90,204)	(113,168)
Income from operations	203,024	179,329	162,403	167,066	11,555	11,544	30,992	25,395	407,974	383,334	—	—	407,974	383,334
Income taxes													(79,030)	(85,679)
Income after income taxes													328,944	297,655

The following table presents assets and liabilities of the periods ended March 31, 2025 and December 31, 2024 by each segment defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets	25,082,720	24,832,432	13,418,177	13,259,610	13,684,486	12,589,488	1,109,611	924,392	53,294,994	51,605,922	(227,043)	(227,179)	53,067,951	51,378,743
Current and deferred taxes													701,953	716,698
Total assets													53,769,904	52,095,441

Liabilities	17,979,919	18,015,015	10,875,380	10,790,972	18,836,648	17,198,350	906,480	694,984	48,598,427	46,699,321	(227,043)	(227,179)	48,371,384	46,472,142
Current and deferred taxes													3,160	298
Total liabilities													48,374,544	46,472,440

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

7.	Cash and Cash Equivalents:

The detail of the balances included under cash and cash equivalents as follows:

	March	December
	2025	2024
	MCh$	MCh$
Cash and due from banks:
Cash	889,904	879,130
Deposit in Chilean Central Bank (*)	315,366	1,036,476
Deposit in abroad Central Bank	—	—
Deposits in domestic banks	15,194	12,767
Deposits in abroad banks	1,110,743	770,703
Subtotal – Cash and due from banks	2,331,207	2,699,076

Net transactions in the course of settlement (**)	(177,857)	88,851
Others cash equivalents (***)	2,779,617	1,701,659
Total cash and cash equivalents	4,932,967	4,489,586

The detail of the balances included under net ongoing clearance operations is as follows:

	March	December
	2025	2024
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	85,403	109,635
Funds receivable	271,334	262,821
Subtotal - assets	356,737	372,456

Liabilities
Funds payable	(534,594)	(283,605)
Subtotal - liabilities	(534,594)	(283,605)
Net transactions in the course of settlement	(177,857)	88,851

(*)	The level of funds in cash and in the Central Bank of Chile responds to regulations on reserve requirements that the bank must maintain on average in monthly periods.

(**)	Ongoing clearance operations correspond to transactions in which only the settlement remains that will increase or decrease the funds in the Central Bank of Chile or in foreign banks, normally within 12 or 24 business hours.

(***)	Refers to financial instruments that meet the criteria to be considered as “cash equivalents” as defined by IAS 7, i.e., to qualify as “cash equivalents” investments in debt financial instruments must be: short-term with an original maturity of 90 days or less from the date of acquisition, highly liquid, readily convertible to known amounts of cash from the date of initial investment, and that the financial instruments are exposed to an insignificant risk of changes in their value.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

8.	Financial Assets Held for Trading at Fair Value through Profit or Loss:

The item detail is as follows:

	March	December
	2025	2024
	MCh$	MCh$

Financial derivative contracts	2,044,549	2,303,353
Debt Financial Instruments	2,750,521	1,714,381
Other financial instruments	332,337	411,689
Total	5,127,407	4,429,423

(a)	The Bank as of March 31, 2025 and December 31, 2024, maintains the following asset portfolio of derivative instruments:

	Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total		Fair Value Assets
	March	December	March	December	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Currency forward	—	—	4,963,352	3,289,559	1,510,820	1,712,274	4,221,778	2,589,278	499,008	916,016	30,689	26,575	—	4,442	11,225,647	8,538,144	240,533	227,670
Interest rate swap	—	—	598,990	376,933	1,778,316	2,249,606	6,092,564	5,133,205	7,778,828	7,253,517	4,259,103	4,172,518	4,178,427	4,250,312	24,686,228	23,436,091	593,420	732,395
Interest rate and cross currency swap	—	—	225,283	107,571	623,992	249,871	1,776,997	2,198,760	2,120,309	2,164,528	1,537,302	1,449,064	2,729,616	2,686,049	9,013,499	8,855,843	1,206,803	1,338,086
Call currency options	—	—	24,429	11,551	37,867	42,692	47,696	57,908	7,028	11,340	—	—	—	—	117,020	123,491	2,655	4,949
Put currency options	—	—	23,480	10,208	22,789	16,989	19,135	23,301	—	—	—	—	—	—	65,404	50,498	1,138	253
Total	—	—	5,835,534	3,795,822	3,973,784	4,271,432	12,158,170	10,002,452	10,405,173	10,345,401	5,827,094	5,648,157	6,908,043	6,940,803	45,107,798	41,004,067	2,044,549	2,303,353

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

8.	Financial Assets Held for Trading at Fair Value through Profit or Loss, continued:

b)	The detail of the Debt Financial Instruments is the following:

	March	December
	2025	2024
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Debt financial instruments from the Central Bank of Chile	2,365,167	1,217,317
Bonds and Promissory notes from the General Treasury of the Republic	229,763	278,140
Other fiscal debt financial instruments	—	—

Other Instruments Issued in Chile
Debt financial instruments from other domestic banks	155,591	217,948
Bonds and trade effects from domestic companies	—	—
Other debt financial instruments issued in the country	—	—

Instruments Issued Abroad
Financial instruments from foreign governments or Central Banks	—	976
Financial debt instruments from foreign goverments and fiscal entities	—	—
Debt financial instruments from other foreign banks	—	—
Bonds and trade effects from foreign companies	—	—
Total	2,750,521	1,714,381

Under instruments of the State and Central Bank of Chile are classified instruments sold under repurchase agreements to clients and financial institutions, by an amount of Ch$6,932 million as of March 31, 2025 (Ch$10,038 million as of December 31, 2024). The repurchase agreements have an average maturity of 1 day as of March 31, 2025 (2 days in December 2024).

Instruments sold under repurchase agreements to clients and financial institutions include other debt financial instruments issued in the country, by an amount of Ch$119,133 million as of March 31, 2025 (Ch$89,223 million in December 2024). The repurchase agreements have an average maturity of 20 days at the end of the period 2025 (7 days in December 2024).

Additionally, the Bank has investments in own-issued letters of credit for an amount equivalent to Ch$819 million as of March 31, 2025 (Ch$998 million in December 2024), which are presented as a reduction of the liability item “Debt Financial Instruments Issued”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

8.	Financial Assets Held for Trading at Fair Value through Profit or Loss, continued:

c)	The detail of other financial instruments is as follows:

	March	December
	2025	2024
	MCh$	MCh$
Mutual fund investments
Funds managed by related companies	322,111	408,121
Funds managed by third-parties	—	—

Equity instruments
Domestic equity instruments	2,569	1,039
Foreign equity instruments	4,821	—

Loans originated and acquired by the entity	—	—

Others	2,836	2,529
Total	332,337	411,689

9.	Non-trading Financial Assets mandatorily measured at Fair Value through Profit or Loss:

As of March 31, 2025 and December 31, 2024, the Bank does not hold any non-trading financial assets mandatorily measured at fair value through profit or loss.

10.	Financial Assets and Liabilities designated as at Fair Value through Profit or Loss:

As of March 31, 2025 and December 31, 2024, the Bank does not hold financial assets and liabilities designated as at fair value through profit or loss.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial Assets at Fair Value through Other Comprehensive Income:

The item detail is as follows:

	March	December
	2025	2024
	MCh$	MCh$

Debt Financial Instruments	1,947,733	2,088,345
Other financial instruments	—	—
Total	1,947,733	2,088,345

(a)	As of March 31, 2025 and December 31, 2024, the detail of debt financial instruments is as follows:

	March	December
	2025	2024
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Debt financial instruments from the Central Bank of Chile	—	—
Bonds and Promissory notes from the General Treasury of the Republic	633,381	660,321
Other fiscal debt financial instruments	325	456

Other Instruments Issued in Chile
Debt financial instruments from other domestic banks	1,162,383	1,321,030
Bonds and trade effects from domestic companies	64,964	54,600
Other debt financial instruments issued in the country	—	—

Instruments Issued Abroad
Financial instruments from foreign Central Banks	—	—
Financial instruments from foreign governments and fiscal entities	75,940	48,883
Debt financial instruments from other foreign banks	9,792	—
Bonds and trade effects from foreign companies	948	3,055
Other debt financial instruments issued abroad	—	—
Total	1,947,733	2,088,345

Instruments of the Government and the Central Bank of Chile include instruments sold under repurchase agreements to clients and financial institutions for an amount of Ch$6,600 million in March 2025 (Ch$10,001 million in December 2024). The repurchase agreements have an average maturity of 1 day in March 2025 (2 days in December 2024).

Under the same item, instruments that guarantee margins for cleared derivatives transactions are classified through Comder Contraparte Central S.A. for an amount of Ch$36,792 million as of March 31, 2025 (Ch$22,719 million as of December 31, 2024).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial Assets at Fair Value through Other Comprehensive Income, continued:

As of March 31, 2025 the accumulated credit impairment for debt instruments at fair value through other comprehensive income was Ch$4,042 million (Ch$4,226 million as of December 31, 2024).

(b)	The analysis of changes in fair value and expected losses of debt instruments measured at fair value is as follows:

	Phase 1 Individual		Phase 2 Individual		Phase 3 Individual		Total
	Fair value	Impairment	Fair value	Impairment	Fair value	Impairment	Fair value	Impairment
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2024	3,786,525	5,500	—	—	—	—	3,786,525	5,500
Net change in balance	(1,694,790)	(1,274)	—	—	—	—	(1,694,790)	(1,274)
Change in fair value	(3,390)	—	—	—	—	—	(3,390)	—
Transfer to Phase 1	—	—	—	—	—	—	—	—
Transfer to Phase 2	—	—	—	—	—	—	—	—
Transfer to Phase 3	—	—	—	—	—	—	—	—
Impact due to transfer between phases	—	—	—	—	—	—	—	—
Net impact due to impairment	—	—	—	—	—	—	—	—
Balance as of December 31, 2024	2,088,345	4,226	—	—	—	—	2,088,345	4,226

Balance as of January 1, 2025	2,088,345	4,226	—	—	—	—	2,088,345	4,226
Net change in balance	(143,099)	(184)	—	—	—	—	(143,099)	(184)
Change in fair value	2,487	—	—	—	—	—	2,487	—
Transfer to Phase 1	—	—	—	—	—	—	—	—
Transfer to Phase 2	—	—	—	—	—	—	—	—
Transfer to Phase 3	—	—	—	—	—	—	—	—
Impact due to transfer between phases	—	—	—	—	—	—	—	—
Net impact due to impairment	—	—	—	—	—	—	—	—
Balance as of March 31, 2025	1,947,733	4,042	—	—	—	—	1,947,733	4,042

(c)	Realized and unrealized gains and losses:

As of March 31, 2025, the portfolio of debt financial instruments includes an accumulated unrealized gain of Ch$6,781 million (unrealized gain of Ch$4,478 million as of December 31, 2024), recorded as an equity valuation adjustment.

Gross realized gains and losses on the sale of debt financial instruments, as of March 31, 2025 and 2024 are reported under “Net Financial income (expense)” (See Note No. 33).

The changes in realized gains and losses at the end of both periods are the following:

	March	March
	2025	2024
	MCh$	MCh$

Unrealized gains (losses)	3,316	8,979
Realized losses (gains) reclassified to income	(1,013)	(2,539)
Subtotal	2,303	6,440
Income tax on other comprehensive income	(250)	(2,429)
Net effect in equity	2,053	4,011

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Derivative Financial Instruments for hedging purposes:

(a.1)	As of March 31, 2025 and December 31, 2024, the Bank has the following asset portfolio of financial derivative instruments for accounting hedging purposes:

	Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total		Fair value Assets
	March	December	March	December	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivatives held for fair value hedges	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Cash flow hedge derivatives
Interest rate swap and cross currency swap	—	—	—	—	—	—	47,303	131,987	135,286	274,935	123,566	122,041	150,362	306,460	456,517	835,423	47,108	73,959
Total	—	—	—	—	—	—	47,303	131,987	135,286	274,935	123,566	122,041	150,362	306,460	456,517	835,423	47,108	73,959

(a.2)	As of March 31, 2025 and December 31, 2024, the Bank has the following debt portfolio of financial derivative instruments for accounting hedging purposes:

	Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total		Fair value Liabilities
	March	December	March	December	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivatives held for fair value hedges	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Cash flow hedge derivatives
Interest rate swap and cross currency swap	—	—	—	—	38,662	—	184,161	134,806	177,568	34,060	133,917	132,265	1,046,482	875,618	1,580,790	1,176,749	200,844	141,040
Total	—	—	—	—	38,662	—	184,161	134,806	177,568	34,060	133,917	132,265	1,046,482	875,618	1,580,790	1,176,749	200,844	141,040

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Derivative Financial Instruments for hedging purposes, continued:

(b)	Fair value Hedges:

As of March 31, 2025 and December 31, 2024, no fair value hedges are held.

(c)	Cash flow Hedges:

(c.1)	The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of foreign banks obligations and bonds issued abroad in US Dollars, Hong Kong dollars, Swiss Franc, Japanese Yens, Peruvian Sol, Australian Dollars, Euros, Norwegian kroner and Mexican peso. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts are used to hedge the risk from variability of the Unidad de Fomento (“CLF”) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment impact the item “Interest Revenue” of the Income Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Derivative Financial Instruments for hedging purposes, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:

	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	March	December	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge element
Outflows:
Corporate Bond	—	—	(1,972)	(472)	(48,354)	(7,576)	(166,788)	(213,764)	(430,138)	(444,033)	(350,227)	(357,141)	(1,253,842)	(1,297,164)	(2,251,321)	(2,320,150)
Obligation USD	—	—	(2,508)	—	—	—	(97,828)	(104,466)	—	—	—	—	—	—	(100,336)	(104,466)

Hedge instrument
Inflows:
Cross Currency Swap	—	—	4,480	472	48,354	7,576	264,616	318,230	430,138	444,033	350,227	357,141	1,253,842	1,297,164	2,351,657	2,424,616
Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

(c.3)	Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	March	December	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Inflows:
Cash flows in CLF	—	—	2,794	1,588	49,720	2,804	262,244	306,543	380,819	377,477	308,569	304,794	1,293,281	1,280,412	2,297,427	2,273,618

Hedge instrument
Outflows:
Cross Currency Swap	—	—	(2,794)	(1,588)	(49,720)	(2,804)	(262,244)	(306,543)	(380,819)	(377,477)	(308,569)	(304,794)	(1,293,281)	(1,280,412)	(2,297,427)	(2,273,618)
Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Derivative Financial Instruments for hedging purposes, continued:

(c)	Cash flow Hedges, continued:

With respect to UF assets hedged; these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvest the assets until maturity of the relationship hedging.

(c.4)	The unrealized results generated during the period 2025 by those derivative contracts that conform the hedging instruments in this cash flow hedging strategy, have been recorded with charge to equity amounting to Ch$9,884 million (charge to equity of Ch$5,247 million in March 2024). The net effect of taxes charge to equity amounts to Ch$7,215 million (charge to equity of Ch$3,830 million during March 2024).

The accumulated balance for this concept as of March 31, 2025 corresponds to a charge in equity amounted to Ch$22,281 million (charge to equity of Ch$12,397 million as of December 2024).

(c.5)	The effect of the cash flow hedging derivatives that offset the result of the hedged instruments corresponds to a charge to income of Ch$72,074 million during the period 2025 (credit to results for Ch$169,104 million during March 2024).

(c.6)	As of March 31, 2025 and 2024, there is not any inefficiency in the cash flow hedge, because both, hedged item and hedge instruments, are mirrors of each other, it means that all variation of value attributable to rate and revaluation components are netted totally.

(c.7)	As of March 31, 2025 and 2024, the Bank does not have hedges of net investments in foreign business.

13.	Financial assets at amortized cost:

The item detail is as follows:

	March	December
	2025	2024
	MCh$	MCh$

Rights from resale agreements and securities lending	99,283	87,291
Debt financial instruments	929,266	944,074
Loans and advances to Banks	1,699,865	666,815
Loans to customers:
Commercial loans	20,272,606	20,105,228
Residential mortgage loans	13,499,416	13,218,586
Consumer loans	5,548,313	5,551,306
Provisions established for credit risk (*)
Commercial loans provisions	(383,163)	(380,295)
Mortgage loans provisions	(39,804)	(38,400)
Consumer loans provisions	(399,366)	(367,389)
Total	41,226,416	39,787,216

(*)	In addition to these provisions for credit risk, country risk provisions are maintained to cover foreign operations and additional provisions agreed by the Board of Directors, which are presented in liabilities under the item Special provisions for credit risk (See Note No. 26).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(a)	Rights from resale agreements and securities lending:

The Bank provides financing to its customers through resale agreements and securities lending, in which the financial instrument serves as collateral. As of March 31, 2025 and December 31, 2024, the detail is as follows:

	March	December
	2025	2024
	MCh$	MCh$
Transaction with domestic banks	—	—

Transaction with foreign banks	—	—

Transaction with other domestic entities
Resale agreements	99,283	87,291
Rights from securities lending	—	—

Transaction with other foreign entities	—	—

Accumulated Impairment Value of Financial Assets at Amortized Cost - Rights from resale agreements and securities lending	—	—
Total	99,283	87,291

The Bank and its subsidiaries have received financial instruments that they can sell or give as collateral in case the owner of these instruments enters into default or in bankruptcy. As of March 31, 2025, the fair value of the instruments received amounts to Ch$102,326 million (Ch$87,157 million in December 2024).

(b)	Debt financial instruments:

At the end of each period, the balances presented under this item are as follows:

	March	December
	2025	2024
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Debt financial instruments from the Central Bank of Chile	—	—
Bonds and promissory notes from the General Treasury of the Republic	929,301	944,109
Other fiscal debt financial instruments	—	—

Other Finacial Instruments issued in Chile	—	—

Financial Instruments issued Abroad	—	—

Accumulated Impairment Value of Financial Assets at Amortized Cost Debt Financial Instruments
Financial assets with no significant increase in credit risk since initial recognition (phase 1)	(35)	(35)
Financial assets with a significant increase in credit risk since initial recognition, but without credit impairment (phase 2)	—	—
Financial assets with credit impairment (phase 3)	—	—
Total	929,266	944,074

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(c)	Loans and advances to Banks: At the end of each period, the balances presented under this item are as follows:

	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio		Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio		Net
As of March 31, 2025	Individual Evaluation	Individual Evaluation	Individual Evaluation	Total	Individual Evaluation	Individual Evaluation	Individual Evaluation	Total	Financial Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Domestic Banks
Interbank loans of liquidity	200,000	—	—	200,000	(72)	—	—	(72)	199,928
Interbank loans commercial	—	—	—	—	—	—	—	—	—
Current accounts overdrafts	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	—	—	—	—	—	—	—	—	—
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—
Credits with third countries	—	—	—	—	—	—	—	—	—
Non-transferable deposits in domestic banks	—	—	—	—	—	—	—	—	—
Other debts with domestic banks	—	—	—	—	—	—	—	—	—
Foreign Banks
Interbank loans of liquidity	—	—	—	—	—	—	—	—	—
Interbank loans commercial	262,217	—	—	262,217	(574)	—	—	(574)	261,643
Current accounts overdrafts	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	138,548	—	—	138,548	(254)	—	—	(254)	138,294
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—
Credits with third countries	—	—	—	—	—	—	—	—	—
Current account deposits with foreign banks for derivatives transactions	—	—	—	—	—	—	—	—	—
Other non-transferable deposits with foreign banks	—	—	—	—	—	—	—	—	—
Other debts with foreign banks	—	—	—	—	—	—	—	—	—
Subtotal Domestic Bank and Foreign	600,765	—	—	600,765	(900)	—	—	(900)	599,865
Central Bank of Chile
Current account deposits for derivative transactions with a central counterparty	—	—	—	—	—	—	—	—	—
Other deposits not available	1,100,000	—	—	1,100,000	—	—	—	—	1,100,000
Other receivables	—	—	—	—	—	—	—	—	—
Foreign Central Banks
Current account deposits foreign for derivatives transactions	—	—	—	—	—	—	—	—	—
Other foreign deposits not available	—	—	—	—	—	—	—	—	—
Other foreign receivables	—	—	—	—	—	—	—	—	—
Subtotal Central Bank of Chile and Foreign Central Banks	1,100,000	—	—	1,100,000	—	—	—	—	1,100,000
Total	1,700,765	—	—	1,700,765	(900)	—	—	(900)	1,699,865

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(c)	Loans and advances to Banks, continued:

	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio		Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio		Net
As of December 31, 2024	Individual Evaluation	Individual Evaluation	Individual Evaluation	Total	Individual Evaluation	Individual Evaluation	Individual Evaluation	Total	Financial Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Domestic Banks
Interbank loans of liquidity	300,042	—	—	300,042	(154)	—	—	(154)	299,888
Interbank loans commercial	—	—	—	—	—	—	—	—	—
Current accounts overdrafts	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	—	—	—	—	—	—	—	—	—
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—
Credits with third countries	—	—	—	—	—	—	—	—	—
Non-transferable deposits in domestic banks	—	—	—	—	—	—	—	—	—
Other debts with foreign banks	—	—	—	—	—	—	—	—	—
Foreign Banks
Interbank loans of liquidity	—	—	—	—	—	—	—	—	—
Interbank loans commercial	269,191	—	—	269,191	(589)	—	—	(589)	268,602
Current accounts overdrafts	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	98,470	—	—	98,470	(145)	—	—	(145)	98,325
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—
Credits with third countries	—	—	—	—	—	—	—	—	—
Current account deposits with foreign banks for derivatives transactions	—	—	—	—	—	—	—	—	—
Other non-transferable deposits with foreign banks	—	—	—	—	—	—	—	—	—
Other debts with foreign banks	—	—	—	—	—	—	—	—	—
Subtotal Domestic Bank and Foreign	667,703	—	—	667,703	(888)	—	—	(888)	666,815
Central Bank of Chile
Current account deposits for derivative transactions with a central counterparty	—	—	—	—	—	—	—	—	—
Other deposits not available	—	—	—	—	—	—	—	—	—
Other receivables	—	—	—	—	—	—	—	—	—
Foreign Central Banks
Current account deposits foreign for derivatives transactions	—	—	—	—	—	—	—	—	—
Other foreign deposits not available	—	—	—	—	—	—	—	—	—
Other foreign receivables	—	—	—	—	—	—	—	—	—
Subtotal Central Bank of Chile and Foreign Central Banks	—	—	—	—	—	—	—	—	—
Total	667,703	—	—	667,703	(888)	—	—	(888)	666,815

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(d)	Loans to Customers: At the end of each period, the balances presented under this item are as follows:

	Asstets before allowances						Allowances established
Loans to Customers	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation			Normal Portfolio Evaluation		Substandard Portfolio Evaluation		Non-Complying Portfolio Evaluation		Deductible Warranties Fogape		Net Financial
As of March 31, 2025	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Sub Total	Covid-19	Total	Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,884,272	3,841,271	184,179	213,657	353,102	15,476,481	(97,549)	(26,641)	(2,207)	(58,647)	(75,922)	(260,966)	(2,568)	(263,534)	15,212,947
Chilean exports foreign trade loans	1,185,909	3,243	9,365	9,348	244	1,208,109	(26,923)	(77)	(736)	(1,519)	(132)	(29,387)	—	(29,387)	1,178,722
Accrediting foreign trade loans negotiated in terms of Chilean imports	261	—	—	—	—	261	(23)	—	—	—	—	(23)	—	(23)	238
Chilean imports foreign trade loans	473,797	43,832	6,755	3,118	2,558	530,060	(20,086)	(1,188)	(1,097)	(2,252)	(1,431)	(26,054)	—	(26,054)	504,006
Foreign trade credits for operations with to third countries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Current account debtors	82,719	88,920	5,095	4,094	2,098	182,926	(2,643)	(2,128)	(576)	(2,055)	(987)	(8,389)	—	(8,389)	174,537
Credit card debtors	27,715	85,454	1,061	1,377	11,536	127,143	(1,155)	(2,825)	(157)	(823)	(6,305)	(11,265)	—	(11,265)	115,878
Factoring transactions	627,434	35,809	7,301	98	46	670,688	(12,644)	(771)	(581)	(4)	(17)	(14,017)	—	(14,017)	656,671
Commercial lease transactions (1)	1,630,611	293,701	31,540	37,849	14,199	2,007,900	(3,558)	(1,749)	(121)	(10,541)	(2,848)	(18,817)	(397)	(19,214)	1,988,686
Student loans	—	48,097	—	—	3,230	51,327	—	(2,142)	—	—	(2,260)	(4,402)	—	(4,402)	46,925
Other loans and accounts receivable	8,169	936	121	7,514	971	17,711	(252)	(4)	(18)	(6,177)	(427)	(6,878)	—	(6,878)	10,833
Subtotal	14,920,887	4,441,263	245,417	277,055	387,984	20,272,606	(164,833)	(37,525)	(5,493)	(82,018)	(90,329)	(380,198)	(2,965)	(383,163)	19,889,443
Residential mortgage loans
Loans with letters of credit for mortgage	—	1,138	—	—	117	1,255	—	(3)	—	—	(6)	(9)	—	(9)	1,246
Endorsable mortgage loans	—	10,148	—	—	445	10,593	—	(8)	—	—	(38)	(46)	—	(46)	10,547
Loans with mutual funds financed by mortgage bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other residential lending	—	12,973,790	—	—	349,493	13,323,283	—	(16,053)	—	—	(22,517)	(38,570)	—	(38,570)	13,284,713
Residential lease transactions (1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other loans and accounts receivable	—	153,897	—	—	10,388	164,285	—	(221)	—	—	(958)	(1,179)	—	(1,179)	163,106
Subtotal	—	13,138,973	—	—	360,443	13,499,416	—	(16,285)	—	—	(23,519)	(39,804)	—	(39,804)	13,459,612
Consumer loans
Consumer loans in installments	—	3,032,074	—	—	231,545	3,263,619	—	(141,748)	—	—	(127,259)	(269,007)	—	(269,007)	2,994,612
Current account debtors	—	269,614	—	—	13,008	282,622	—	(16,526)	—	—	(7,483)	(24,009)	—	(24,009)	258,613
Credit card debtors	—	1,971,857	—	—	28,761	2,000,618	—	(89,211)	—	—	(16,570)	(105,781)	—	(105,781)	1,894,837
Consumer lease transactions (1)	—	425	—	—	—	425	—	(6)	—	—	—	(6)	—	(6)	419
Other loans and accounts receivable	—	4	—	—	1,025	1,029	—	(1)	—	—	(562)	(563)	—	(563)	466
Subtotal	—	5,273,974	—	—	274,339	5,548,313	—	(247,492)	—	—	(151,874)	(399,366)	—	(399,366)	5,148,947
Total	14,920,887	22,854,210	245,417	277,055	1,022,766	39,320,335	(164,833)	(301,302)	(5,493)	(82,018)	(265,722)	(819,368)	(2,965)	(822,333)	38,498,002

(1)	In this item, the Bank finances its clients the acquisition of movable and immovable property through financial lease agreements. As of March 31, 2025, Ch$983,534 million correspond to finance leases on real estate assets and Ch$1,024,791 million correspond to finance leases on movable property.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(d)	Loans to Customers, continued:

	Assets before allowances						Allowances established
Loans to Customers	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation			Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation		Sub	Deductible Warranties Fogape		Net Financial
As of December 31, 2024	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	Covid-19	Total	Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,512,364	3,835,557	194,728	219,467	350,892	15,113,008	(96,621)	(25,815)	(2,150)	(62,373)	(75,510)	(262,469)	(2,764)	(265,233)	14,847,775
Chilean exports foreign trade loans	1,428,828	3,006	7,008	10,473	395	1,449,710	(21,952)	(79)	(443)	(1,783)	(208)	(24,465)	—	(24,465)	1,425,245
Accrediting foreign trade loans negotiated in terms of Chilean imports	162	—	—	—	—	162	(15)	—	—	—	—	(15)	—	(15)	147
Chilean imports foreign trade loans	503,824	46,538	5,694	3,203	3,038	562,297	(21,019)	(1,255)	(799)	(2,064)	(1,722)	(26,859)	—	(26,859)	535,438
Foreign trade credits for operations with to third countries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Current account debtors	97,422	87,836	5,269	4,051	2,241	196,819	(2,672)	(2,102)	(497)	(2,102)	(1,062)	(8,435)	—	(8,435)	188,384
Credit card debtors	25,500	84,721	1,120	1,441	10,968	123,750	(1,061)	(2,910)	(157)	(917)	(5,999)	(11,044)	—	(11,044)	112,706
Factoring transactions	555,766	36,830	4,114	27	175	596,912	(10,887)	(787)	(292)	(25)	(63)	(12,054)	—	(12,054)	584,858
Commercial lease transactions (1)	1,614,628	296,248	28,243	37,964	13,941	1,991,024	(3,808)	(2,086)	(99)	(10,831)	(2,967)	(19,791)	(397)	(20,188)	1,970,836
Student loans	—	48,804	—	—	3,476	52,280	—	(2,148)	—	—	(2,417)	(4,565)	—	(4,565)	47,715
Other loans and accounts receivable	8,764	965	121	8,141	1,275	19,266	(300)	(18)	(11)	(6,620)	(488)	(7,437)	—	(7,437)	11,829
Subtotal	14,747,258	4,440,505	246,297	284,767	386,401	20,105,228	(158,335)	(37,200)	(4,448)	(86,715)	(90,436)	(377,134)	(3,161)	(380,295)	19,724,933
Residential mortgage loans
Loans with letters of credit for mortgage	—	1,267	—	—	123	1,390	—	(2)	—	—	(7)	(9)	—	(9)	1,381
Endorsable mortgage loans	—	10,603	—	—	446	11,049	—	(7)	—	—	(39)	(46)	—	(46)	11,003
Loans with mutual funds financed by mortgage bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other residential lending	—	12,714,211	—	—	327,154	13,041,365	—	(15,623)	—	—	(21,520)	(37,143)	—	(37,143)	13,004,222
Residential lease transactions (1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other loans and accounts receivable	—	154,542	—	—	10,240	164,782	—	(227)	—	—	(975)	(1,202)	—	(1,202)	163,580
Subtotal	—	12,880,623	—	—	337,963	13,218,586	—	(15,859)	—	—	(22,541)	(38,400)	—	(38,400)	13,180,186
Consumer loans
Consumer loans in installments	—	3,007,298	—	—	246,349	3,253,647	—	(137,888)	—	—	(142,358)	(280,246)	—	(280,246)	2,973,401
Current account debtors	—	270,268	—	—	13,657	283,925	—	(12,566)	—	—	(5,433)	(17,999)	—	(17,999)	265,926
Credit card debtors	—	1,981,073	—	—	30,976	2,012,049	—	(49,598)	—	—	(18,229)	(67,827)	—	(67,827)	1,944,222
Consumer lease transactions (1)	—	320	—	—	—	320	—	(4)	—	—	—	(4)	—	(4)	316
Other loans and accounts receivable	—	4	—	—	1,361	1,365	—	(1)	—	—	(1,312)	(1,313)	—	(1,313)	52
Subtotal	—	5,258,963	—	—	292,343	5,551,306	—	(200,057)	—	—	(167,332)	(367,389)	—	(367,389)	5,183,917
Total	14,747,258	22,580,091	246,297	284,767	1,016,707	38,875,120	(158,335)	(253,116)	(4,448)	(86,715)	(280,309)	(782,923)	(3,161)	(786,084)	38,089,036

(1)	In this item, the Bank finances its clients the acquisition of movable and immovable property through financial lease agreements. As of December 31, 2024, Ch$992,848 million correspond to finance leases on real estate assets and Ch$998,496 million correspond to finance leases on movable property.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(e)	Contingent loan: At the close of each reporting period, the contingent credit risk exposure is as follows:

	Outstanding exposure before provisions						Provisions established						Net exposure
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation			Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation			for credit risk of contingent
As of March 31, 2025	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	loans
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Warranty by endorsement and sureties	356,504	622	573	—	—	357,699	(4,771)	(6)	(79)	—	—	(4,856)	352,843
Letters of credit for goods circulation operations	455,491	404	56	—	—	455,951	(1,229)	(2)	(2)	—	—	(1,233)	454,718
Commitments to purchase local currency debt abroad	—	—	—	—	—	—	—	—	—	—	—	—	—
Contingent event transactions	2,771,921	63,839	33,064	21,888	422	2,891,134	(30,470)	(656)	(2,810)	(13,417)	(169)	(47,522)	2,843,612
Undrawn credit lines with immediate termination	1,523,181	9,667,967	5,334	1,282	7,076	11,204,840	(2,908)	(32,138)	(66)	(762)	(3,927)	(39,801)	11,165,039
Undrawn credit lines	—	—	—	—	—	—	—	—	—	—	—	—	—
Other irrevocable loan commitments	40,764	—	—	—	—	40,764	(638)	—	—	—	—	(638)	40,126
Other contingent loans	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	5,147,861	9,732,832	39,027	23,170	7,498	14,950,388	(40,016)	(32,802)	(2,957)	(14,179)	(4,096)	(94,050)	14,856,338

	Outstanding exposure before provisions						Provisions established						Net exposure
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation			Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation			for credit risk of contingent
As of December 31, 2024	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	loans
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Warranty by endorsement and sureties	335,420	705	597	15	—	336,737	(4,855)	(8)	(83)	(10)	—	(4,956)	331,781
Letters of credit for goods circulation operations	441,899	240	77	—	—	442,216	(1,037)	—	(2)	—	—	(1,039)	441,177
Commitments to purchase local currency debt abroad	—	—	—	—	—	—	—	—	—	—	—	—	—
Contingent event transactions	3,002,848	64,429	33,791	23,155	403	3,124,626	(30,827)	(669)	(2,736)	(13,595)	(153)	(47,980)	3,076,646
Undrawn credit lines with immediate termination	1,516,269	9,594,526	5,762	1,333	7,410	11,125,300	(2,916)	(4,666)	(73)	(795)	(3,539)	(11,989)	11,113,311
Undrawn credit lines	—	—	—	—	—	—	—	—	—	—	—	—	—
Other irrevocable loan commitments	51,889	—	—	—	—	51,889	(1,573)	—	—	—	—	(1,573)	50,316
Other contingent loans	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	5,348,325	9,659,900	40,227	24,503	7,813	15,080,768	(41,208)	(5,343)	(2,894)	(14,400)	(3,692)	(67,537)	15,013,231

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Provisions:

Summary of changes in due from banks provisions constituted by credit risk portfolio in the period:

	Changes in provisions constituted by portfolio in the period
	Individual Evaluation
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total
	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
Balance as of January 1, 2025	888	—	—	888
Allowances established/ released:
Change in measurement without portfolio reclassification during the period	7	—	—	7
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	—	—	—	—
Transfer from Normal individual to Non-Complying individual	—	—	—	—
Transfer from Substandard to Non-Complying individual	—	—	—	—
Transfer from Substandard to Normal individual	—	—	—	—
Transfer from Non-Complying individual to Substandard	—	—	—	—
Transfer from Non-Complying individual to Normal individual	—	—	—	—
New credits originated	397	—	—	397
New credits for conversion of contingent to loan	—	—	—	—
New credits purchased	—	—	—	—
Sales or transfers of credits	—	—	—	—
Payment of credit	(495)	—	—	(495)
Provisions for write-offs	—	—	—	—
Recovery of written-off loans	—	—	—	—
Foreign exchange differences	(28)	—	—	(28)
Other changes in allowances	131	—	—	131
Balance as of March 31, 2025	900	—	—	900

	Changes in provisions constituted by portfolio in the year
	Individual Evaluation
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total
	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
Balance as of January 1, 2024	751	—	—	751
Allowances established/ released:
Change in measurement without portfolio reclassification during the year	75	—	—	75
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	—	—	—	—
Transfer from Normal individual to Non-Complying individual	—	—	—	—
Transfer from Substandard to Non-Complying individual	—	—	—	—
Transfer from Substandard to Normal individual	—	—	—	—
Transfer from Non-Complying individual to Substandard	—	—	—	—
Transfer from Non-Complying individual to Normal individual	—	—	—	—
New credits originated	1,606	—	—	1,606
New credits for conversion of contingent to loan	—	—	—	—
New credits purchased	—	—	—	—
Sales or transfers of credits	—	—	—	—
Payment of credit	(2,540)	—	—	(2,540)
Provisions for write-offs	—	—	—	—
Recovery of written-off loans	—	—	—	—
Foreign exchange differences	114	—	—	114
Other changes in allowances	882	—	—	882
Balance as of December 31, 2024	888	—	—	888

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

Summary of changes in commercial loan provisions constituted by credit risk portfolio in the period:

	Changes in provisions constituted by portfolio in the period
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation		Sub	Deductible Warranties FOGAPE
	Individual	Grupal	Individual	Individual	Grupal	total	Covid-19	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Balance as of January 1, 2025	158,335	37,200	4,448	86,715	90,436	377,134	3,161	380,295
Provisions established/ released:
Change in measurement without portfolio reclassification during the period	(1,498)	5,361	687	2,219	1,100	7,869	—	7,869
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	(472)	—	1,032	—	—	560	—	560
Transfer from Normal individual to Non-Complying individual	(51)	—	—	269	—	218	—	218
Transfer from Substandard to Non-Complying individual	—	—	(514)	1,389	—	875	—	875
Transfer from Substandard to Normal individual	97	—	(166)	—	—	(69)	—	(69)
Transfer from Non-Complying individual to Substandard	—	—	1	(4)	—	(3)	—	(3)
Transfer from Non-Complying individual to Normal individual	6	—	—	(61)	—	(55)	—	(55)
Transfer from Normal group to Non-Complying group	—	(3,515)	—	—	9,538	6,023	—	6,023
Transfer from Non-Complying group to Normal group	—	157	—	—	(2,733)	(2,576)	—	(2,576)
Transfer from Individual (normal, substandard, non-complying) to Group (normal, non-complying)	—	—	—	—	—	—	—	—
Transfer from Group (normal, non-complying) to Individual (normal, substandard, non-complying)	183	(161)	6	—	—	28	—	28
New credits originated	66,396	6,344	1,810	704	3,938	79,192	—	79,192
New credits for conversion of contingent to loan	3,204	2,592	309	371	325	6,801	—	6,801
New credits purchased	—	—	—	—	—	—	—	—
Sales or transfers of credits	—	—	—	—	—	—	—	—
Payment of credit	(58,864)	(10,458)	(2,047)	(4,857)	(6,049)	(82,275)	—	(82,275)
Provisions for write-offs	—	—	—	(4,181)	(6,142)	(10,323)	—	(10,323)
Recovery of written-off loans	—	61	—	—	—	61	—	61
Changes to models and assumptions	—	—	—	—	—	—	—	—
Foreign exchange differences	(2,503)	(56)	(73)	(546)	(84)	(3,262)	—	(3,262)
Other changes in allowances	—	—	—	—	—	—	(196)	(196)
Balance as of March 31, 2025	164,833	37,525	5,493	82,018	90,329	380,198	2,965	383,163

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

	Changes in provisions constituted by portfolio in the year
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation		Sub	Deductible Warranties FOGAPE
	Individual	Grupal	Individual	Individual	Grupal	total	Covid-19	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Balance as of January 1, 2024	148,685	36,590	9,317	74,645	87,837	357,074	9,131	366,205
Provisions established/ released:
Change in measurement without portfolio reclassification during the year	12,273	23,728	2,975	30,966	9,947	79,889	—	79,889
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	(2,926)	—	4,955	—	—	2,029	—	2,029
Transfer from Normal individual to Non-Complying individual	(311)	—	—	2,348	—	2,037	—	2,037
Transfer from Substandard to Non-Complying individual	—	—	(6,562)	17,295	—	10,733	—	10,733
Transfer from Substandard to Normal individual	438	—	(676)	—	—	(238)	—	(238)
Transfer from Non-Complying individual to Substandard	—	—	279	(2,159)	—	(1,880)	—	(1,880)
Transfer from Non-Complying individual to Normal individual	5	—	—	(34)	—	(29)	—	(29)
Transfer from Normal group to Non-Complying group	—	(16,109)	—	—	43,775	27,666	—	27,666
Transfer from Non-Complying group to Normal group	—	646	—	—	(9,551)	(8,905)	—	(8,905)
Transfer from Individual (normal, substandard, non-complying) to Group (normal, non-complying)	—	—	—	—	—	—	—	—
Transfer from Group (normal, non-complying) to Individual (normal, substandard, non-complying)	677	(958)	343	223	(146)	139	—	139
New credits originated	225,544	24,756	5,359	19,371	16,253	291,283	—	291,283
New credits for conversion of contingent to loan	13,527	9,197	1,178	2,067	1,090	27,059	—	27,059
New credits purchased	—	—	—	—	—	—	—	—
Sales or transfers of credits	(46)	(163)	—	(240)	—	(449)	—	(449)
Payment of credit	(247,038)	(40,754)	(12,902)	(34,187)	(30,359)	(365,240)	—	(365,240)
Provisions for write-offs	—	—	—	(25,666)	(28,663)	(54,329)	—	(54,329)
Recovery of written-off loans	—	87	—	—	—	87	—	87
Changes to models and assumptions	—	—	—	—	—	—	—	—
Foreign exchange differences	7,507	180	182	2,086	253	10,208	—	10,208
Other changes in allowances	—	—	—	—	—	—	(5,970)	(5,970)
Balance as of December 31, 2024	158,335	37,200	4,448	86,715	90,436	377,134	3,161	380,295

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

Summary of changes in residential mortgage loan provisions constituted by credit risk portfolio in the period:

	Changes in provisions constituted by portfolio in the period
	Group Evaluation
	Normal Portfolio	Non-Complying Portfolio	Total
	MCh$	MCh$	MCh$
Residential mortgage loans
Balance as of January 1, 2025	15,859	22,541	38,400
Allowances established/ released:
Change in measurement without portfolio reclassification during the period	1,350	213	1,563
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal group to Non-Complying group	(1,214)	2,713	1,499
Transfer from Non-Complying group to Normal group	128	(541)	(413)
New credits originated	364	10	374
New credits purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(202)	(1,246)	(1,448)
Provisions for write-offs	—	(171)	(171)
Recovery of written-off loans	—	—	—
Changes to models and assumptions	—	—	—
Foreign exchange differences	—	—	—
Other changes in allowances	—	—	—
Balance as of March 31, 2025	16,285	23,519	39,804

	Changes in provisions constituted by portfolio in the year
	Group Evaluation
	Normal Portfolio	Non-Complying Portfolio	Total
	MCh$	MCh$	MCh$
Residential mortgage loans
Balance as of January 1, 2024	16,188	17,818	34,006
Allowances established/ released:
Change in measurement without portfolio reclassification during the year	3,314	1,846	5,160
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):
Transfer from Normal group to Non-Complying group	(4,346)	9,780	5,434
Transfer from Non-Complying group to Normal group	442	(1,819)	(1,377)
New credits originated	1,505	192	1,697
New credits purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(1,244)	(4,632)	(5,876)
Provisions for write-offs	—	(644)	(644)
Recovery of written-off loans	—	—	—
Changes to models and assumptions	—	—	—
Foreign exchange differences	—	—	—
Other changes in allowances	—	—	—
Balance as of December 31, 2024	15,859	22,541	38,400

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

Summary of changes in consumer loan provisions constituted by credit risk portfolio in the period:

	Changes in provisions constituted by portfolio in the period
	Group Evaluation
	Normal Portfolio	Non-Complying Portfolio	Total
	MCh$	MCh$	MCh$
Consumer loans
Balance as of January 1, 2025	200,057	167,332	367,389
Allowances established/ released:
Change in measurement without portfolio reclassification during the period	23,214	13,353	36,567
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal group to Non-Complying group	(31,890)	39,269	7,379
Transfer from Non-Complying group to Normal group	1,517	(9,578)	(8,061)
New credits originated	20,967	22,117	43,084
New credits for conversion of contingent to loan	51,883	391	52,274
New credits purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(62,449)	(23,540)	(85,989)
Provisions for write-offs	—	(50,141)	(50,141)
Recovery of written-off loans	293	—	293
Changes to models and assumptions	43,987	(7,328)	36,659
Foreign exchange differences	(87)	(1)	(88)
Other changes in allowances	—	—	—
Balance as of March 31, 2025	247,492	151,874	399,366

	Changes in provisions constituted by portfolio in the year
	Group Evaluation
	Normal Portfolio	Non-Complying Portfolio	Total
	MCh$	MCh$	MCh$
Consumer loans
Balance as of January 1, 2024	214,873	153,884	368,757
Allowances established/ released:
Change in measurement without portfolio reclassification during the year	169,484	78,923	248,407
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):
Transfer from Normal group to Non-Complying group	(129,215)	167,500	38,285
Transfer from Non-Complying group to Normal group	15,115	(38,102)	(22,987)
New credits originated	92,911	78,148	171,059
New credits for conversion of contingent to loan	79,922	2,539	82,461
New credits purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(245,469)	(65,987)	(311,456)
Provisions for write-offs	—	(209,577)	(209,577)
Recovery of written-off loans	2,310	—	2,310
Changes to models and assumptions	—	—	—
Foreign exchange differences	126	4	130
Other changes in allowances	—	—	—
Balance as of December 31, 2024	200,057	167,332	367,389

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

Summary of changes in contingent credit risk provisions constituted by credit risk portfolio in the period:

	Changes in provisions constituted by portfolio in the period
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation
	Individual	Group	Individual	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Contingent loan exposure
Balance as of January 1, 2025	41,208	5,343	2,894	14,400	3,692	67,537
Provisions established/ released:
Change in measurement without portfolio reclassification during the period	1,273	3,299	94	488	484	5,638
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	(12)	—	27	—	—	15
Transfer from Normal individual to Non-Complying individual	—	—	—	21	—	21
Transfer from Substandard to Non-Complying individual	—	—	(3)	52	—	49
Transfer from Substandard to Normal individual	4	—	(6)	—	—	(2)
Transfer from Non-Complying individual to Substandard	—	—	—	(17)	—	(17)
Transfer from Non-Complying individual to Normal individual	—	—	—	(18)	—	(18)
Transfer from Normal group to Non-Complying group	—	(63)	—	—	727	664
Transfer from Non-Complying group to Normal group	—	6	—	—	(396)	(390)
Transfer from Individual (normal, substandard, non-complying) to Group (normal, non-complying )	—	—	—	—	—	—
Transfer from Group (normal, non-complying) to Individual (normal, substandard, non-complying)	7	(8)	—	—	—	(1)
New contingent loan granted	8,925	684	1,331	24	67	11,031
Contingent credits for conversion	(403)	3,637	(33)	(334)	(386)	2,481
Changes to models and assumptions	—	27,208	—	—	531	27,739
Foreign exchange differences	(296)	(348)	(4)	(9)	(62)	(719)
Other changes in provisions	(10,690)	(6,956)	(1,343)	(428)	(561)	(19,978)
Balance as of March 31, 2025	40,016	32,802	2,957	14,179	4,096	94,050

	Changes in provisions constituted by portfolio in the year
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation
	Individual	Group	Individual	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Contingent loan exposure
Balance as of January 1, 2024	42,022	4,967	4,017	6,102	4,119	61,227
Provisions established/ released:
Change in measurement without portfolio reclassification during the year	9,096	4,119	178	3,755	2,566	19,714
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	(173)	—	279	—	—	106
Transfer from Normal individual to Non-Complying individual	(6)	—	—	65	—	59
Transfer from Substandard to Non-Complying individual	—	—	(1,086)	9,064	—	7,978
Transfer from Substandard to Normal individual	65	—	(107)	—	—	(42)
Transfer from Non-Complying individual to Substandard	—	—	5	(74)	—	(69)
Transfer from Non-Complying individual to Normal individual	—	—	—	(9)	—	(9)
Transfer from Normal group to Non-Complying group	—	(125)	—	—	3,303	3,178
Transfer from Non-Complying group to Normal group	—	3	—	—	(2,647)	(2,644)
Transfer from Individual (normal, substandard, non-complying) to Group (normal, non-complying )	—	—	—	—	—	—
Transfer from Group (normal, non-complying) to Individual (normal, substandard, non-complying)	64	(48)	5	4	(17)	8
New contingent loan granted	35,457	1,687	13,543	559	534	51,780
Contingent credits for conversion	(1,382)	(3,100)	(135)	(1,220)	(1,436)	(7,273)
Changes to models and assumptions	—	—	—	—	—	—
Foreign exchange differences	971	226	13	27	190	1,427
Other changes in provisions	(44,906)	(2,386)	(13,818)	(3,873)	(2,920)	(67,903)
Balance as of December 31, 2024	41,208	5,343	2,894	14,400	3,692	67,537

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

g)	Industry sector:

At the closing of each reporting period, the composition of economic activity for loans, contingent loans exposure and provisions constituted are as follows:

	Credit and Contingent loans Exposure						Allowances Established
	Domestic loans		Foreign loans		Total	Total	Domestic loans		Foreign loans		Total	Total
	March	December	March	December	March	December	March	December	March	December	March	December
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks	1,300,000	300,042	400,765	367,661	1,700,765	667,703	(72)	(154)	(828)	(734)	(900)	(888)

Commercial loans
Agriculture and livestock	735,947	750,478	—	—	735,947	750,478	(12,301)	(13,556)	—	—	(12,301)	(13,556)
Fruit	743,708	729,645	—	—	743,708	729,645	(11,572)	(11,755)	—	—	(11,572)	(11,755)
Forestry	89,122	89,520	—	—	89,122	89,520	(4,055)	(4,100)	—	—	(4,055)	(4,100)
Fishing	28,661	29,364	—	—	28,661	29,364	(2,861)	(2,890)	—	—	(2,861)	(2,890)
Mining	579,107	864,692	—	—	579,107	864,692	(2,781)	(4,781)	—	—	(2,781)	(4,781)
Oil and natural gas	607	211	—	—	607	211	(7)	(8)	—	—	(7)	(8)
Product manufacturing industries;
Foods, beverages and tobacco	778,991	656,889	—	—	778,991	656,889	(13,634)	(11,773)	—	—	(13,634)	(11,773)
Textiles, leather goods and footwear	27,187	28,712	—	—	27,187	28,712	(827)	(910)	—	—	(827)	(910)
Woods and furnitures	88,132	89,196	—	—	88,132	89,196	(2,348)	(2,479)	—	—	(2,348)	(2,479)
Cellulose, Paper and printing	13,191	15,838	—	—	13,191	15,838	(318)	(442)	—	—	(318)	(442)
Chemicals and petroleum products	309,908	321,593	—	—	309,908	321,593	(7,179)	(7,422)	—	—	(7,179)	(7,422)
Metal, non-metal, machine or others	484,575	481,778	—	—	484,575	481,778	(12,575)	(10,848)	—	—	(12,575)	(10,848)
Electricity, gas and water	202,959	241,941	105,896	104,988	308,855	346,929	(2,933)	(3,078)	(147)	(149)	(3,080)	(3,227)
Residential construction	179,018	193,923	—	—	179,018	193,923	(5,455)	(5,608)	—		(5,455)	(5,608)
Non-residential construction (office, civil engineering)	483,905	481,437	—	—	483,905	481,437	(10,986)	(10,462)	—	—	(10,986)	(10,462)
Wholesale	1,472,056	1,578,109	—	—	1,472,056	1,578,109	(49,236)	(47,598)	—	—	(49,236)	(47,598)
Retail, restaurants and hotels	1,078,282	1,038,501	—	—	1,078,282	1,038,501	(44,240)	(41,042)	—	—	(44,240)	(41,042)
Transport and storage	1,046,084	1,033,066	—	—	1,046,084	1,033,066	(26,042)	(28,039)	—	—	(26,042)	(28,039)
Communications	221,763	213,992	—	—	221,763	213,992	(3,357)	(3,015)	—	—	(3,357)	(3,015)
Financial services	2,948,267	2,994,709	—	—	2,948,267	2,994,709	(25,849)	(27,470)	—	—	(25,849)	(27,470)
Business services	2,339,637	1,965,847	—	—	2,339,637	1,965,847	(54,507)	(53,499)	—	—	(54,507)	(53,499)
Real estate services	3,447,261	3,345,600	12,695	14,882	3,459,956	3,360,482	(24,046)	(23,908)	(417)	(819)	(24,463)	(24,727)
Student loans	51,326	52,280	—	—	51,326	52,280	(4,402)	(4,564)	—	—	(4,402)	(4,564)
Government administration, defence and police force	27,523	16,882	—	—	27,523	16,882	(230)	(207)	—	—	(230)	(207)
Social services and other community services	906,131	898,419	—	—	906,131	898,419	(17,992)	(16,821)	—	—	(17,992)	(16,821)
Personal services	1,870,667	1,872,736	—	—	1,870,667	1,872,736	(42,866)	(43,052)	—	—	(42,866)	(43,052)
Subtotal	20,154,015	19,985,358	118,591	119,870	20,272,606	20,105,228	(382,599)	(379,327)	(564)	(968)	(383,163)	(380,295)

Residential mortgage loans	13,499,416	13,218,586	—	—	13,499,416	13,218,586	(39,804)	(38,400)	—	—	(39,804)	(38,400)
Consumer loans	5,548,313	5,551,306	—	—	5,548,313	5,551,306	(399,366)	(367,389)	—	—	(399,366)	(367,389)
Contingent loan exposure	14,950,388	15,080,768	—	—	14,950,388	15,080,768	(94,050)	(67,537)	—	—	(94,050)	(67,537)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(h)	Residential mortgage loans and its provisions established by insolvent tranche of the loan on the value of the mortgage guarantee (PVG) and days of default respectively:

As of March 31, 2025

	Residential mortgage loans (MCh$)						Allowances established of Residential mortgage loans (MCh$)
	Days in default at the end of the period						Days in default at the end of the period
Loan Tranche / Guarantee Value (%)	0	1 to 29	30 to 59	60 to 89	> = 90	Total	0	1 to 29	30 to 59	60 to 89	> = 90	Total
PVG <=40%	1,994,503	35,223	16,601	7,774	19,410	2,073,511	(1,523)	(507)	(454)	(260)	(1,081)	(3,825)
40% < PVG <= 80%	9,719,337	213,342	114,667	42,735	164,176	10,254,257	(11,265)	(3,711)	(3,597)	(1,788)	(9,778)	(30,139)
80% < PVG <= 90%	645,438	10,866	4,080	1,588	7,367	669,339	(1,627)	(313)	(292)	(145)	(1,212)	(3,589)
PVG > 90%	496,386	2,068	652	142	3,061	502,309	(1,372)	(116)	(36)	(24)	(703)	(2,251)
Total	12,855,664	261,499	136,000	52,239	194,014	13,499,416	(15,787)	(4,647)	(4,379)	(2,217)	(12,774)	(39,804)

As of December 31, 2024

	Residential mortgage loans (MCh$)						Allowances established of Residential mortgage loans (MCh$)
	Days in default at the end of the year						Days in default at the end of the year
Loan Tranche / Guarantee Value (%)	0	1 to 29	30 to 59	60 to 89	> = 90	Total	0	1 to 29	30 to 59	60 to 89	> = 90	Total
PVG <=40%	1,936,055	32,620	15,536	6,165	17,148	2,007,524	(1,404)	(480)	(427)	(226)	(964)	(3,501)
40% < PVG <= 80%	9,566,995	232,095	106,604	46,471	147,162	10,099,327	(10,565)	(4,022)	(3,335)	(1,893)	(8,749)	(28,564)
80% < PVG <= 90%	623,624	10,068	3,846	1,801	7,690	647,029	(1,650)	(352)	(309)	(184)	(1,279)	(3,774)
PVG > 90%	457,769	1,442	442	591	4,462	464,706	(1,432)	(62)	(37)	(51)	(979)	(2,561)
Total	12,584,443	276,225	126,428	55,028	176,462	13,218,586	(15,051)	(4,916)	(4,108)	(2,354)	(11,971)	(38,400)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(i)	Loans and advances to Banks and Commercial loans and their allowances established by classification category:

Below is the concentration of loans and advances to banks and commercial loans and their provisions constituted by classification category:

	Individual																				Group				Provisions of deductible
	Normal Portfolio							Substandard Portfolio					Non-Complying Portfolio								Portfolio	Portfolio Non-			warranties Fogape
As of March 31, 2025	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total	Normal	Complying	Total	Total	Covid 19
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
Interbank loans for liquidity	200,000	—	—	—	—	—	200,000	—	—	—	—	—	—	—	—	—	—	—	—	200,000	—	—	—	200,000	—
Interbank commercial loans	—	—	262,217	—	—	—	262,217	—	—	—	—	—	—	—	—	—	—	—	—	262,217	—	—	—	262,217	—
Current accounts overdrafts	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	21,334	60,840	51,599	4,775	—	—	138,548	—	—	—	—	—	—	—	—	—	—	—	—	138,548	—	—	—	138,548	—
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign trade loans between third countries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Current account deposits in foreign banks for derivative operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other non-transferable deposits in banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other debts with banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	221,334	60,840	313,816	4,775	—	—	600,765	—	—	—	—	—	—	—	—	—	—	—	—	600,765	—	—	—	600,765	—
Allowances established	80	50	686	84	—	—	900	—	—	—	—	—	—	—	—	—	—	—	—	900	—	—	—	900	—
% Allowances established	0.04%	0.08%	0.22%	1.76%	—	—	0.15%	—	—	—	—	—	—	—	—	—	—	—	—	0.15%	—	—	—	0.15%	—

Commercial loans
Commercial loans	—	1,210,630	1,691,833	2,105,435	3,602,342	2,274,032	10,884,272	92,171	47,496	36,209	8,303	184,179	85,046	39,682	12,255	32,250	11,870	32,554	213,657	11,282,108	3,841,271	353,102	4,194,373	15,476,481	2,568
Chilean exports foreign trade loans	—	212,219	300,012	205,720	269,151	198,807	1,185,909	6,279	3,086	—	—	9,365	7,592	—	—	427	—	1,329	9,348	1,204,622	3,243	244	3,487	1,208,109	—
Accrediting foreign trade loans negotiated in terms of Chilean imports	—	—	—	—	—	261	261	—	—	—	—	—	—	—	—	—	—	—	—	261	—	—	—	261	—
Chilean imports foreign trade loans	—	4,471	40,614	96,475	170,090	162,147	473,797	5,256	462	1,037	—	6,755	26	—	—	135	1,856	1,101	3,118	483,670	43,832	2,558	46,390	530,060	—
Foreign trade credits to third countries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Current account debtors	—	5	1,696	36,625	21,645	22,748	82,719	3,173	1,127	597	198	5,095	583	98	1,070	613	145	1,585	4,094	91,908	88,920	2,098	91,018	182,926	—
Credit card debtors	—	450	1,596	4,040	10,950	10,679	27,715	675	278	95	13	1,061	260	82	60	77	175	723	1,377	30,153	85,454	11,536	96,990	127,143	—
Factoring transactions	3,556	174,258	120,994	36,182	193,752	98,692	627,434	7,127	75	99	—	7,301	78	20	—	—	—	—	98	634,833	35,809	46	35,855	670,688	—
Commercial lease transactions	—	47,716	81,421	318,610	663,574	519,290	1,630,611	18,680	8,433	3,263	1,164	31,540	4,930	5,132	13,938	10,900	2,277	672	37,849	1,700,000	293,701	14,199	307,900	2,007,900	397
Student loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	48,097	3,230	51,327	51,327	—
Other loans and accounts receivable	—	407	1,798	1,172	2,556	2,236	8,169	49	70	2	—	121	223	10	121	212	787	6,161	7,514	15,804	936	971	1,907	17,711	—
Subtotal	3,556	1,650,156	2,239,964	2,804,259	4,934,060	3,288,892	14,920,887	133,410	61,027	41,302	9,678	245,417	98,738	45,024	27,444	44,614	17,110	44,125	277,055	15,443,359	4,441,263	387,984	4,829,247	20,272,606	—
Allowances established	1	1,090	3,498	24,947	55,063	80,234	164,833	3,514	680	840	459	5,493	1,975	4,502	6,861	17,846	11,121	39,713	82,018	252,344	37,525	90,329	127,854	380,198	2,965
% Allowances established	0.03%	0.07%	0.16%	0.89%	1.12%	2.44%	1.10%	2.63%	1.11%	2.03%	4.74%	2.24%	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	29.60%	1.63%	0.84%	23.28%	2.65%	1.88%	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(i)	Loans and advances to Banks and Commercial loans and their allowances established by classification category, continued:

	Individual																				Group				Provision of
	Normal Portfolio							Substandard Portfolio					Non-Complying Portfolio												deductible
As of December 31, 2024	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total	Portfolio Normal	Portfolio Non- Complying	Total	Total	warranties Fogape Covid 19
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
Interbank loans for liquidity	200,028	100,014	—	—	—	—	300,042	—	—	—	—	—	—	—	—	—	—	—	—	300,042	—	—	—	300,042	—
Interbank commercial loans	—	—	269,191	—	—	—	269,191	—	—	—	—	—	—	—	—	—	—	—	—	269,191	—	—	—	269,191	—
Current accounts overdrafts	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	14,614	32,260	51,596	—	—	—	98,470	—	—	—	—	—	—	—	—	—	—	—	—	98,470	—	—	—	98,470	—
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign trade loans between third countries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Current account deposits in foreign banks for derivative operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other non-transferable deposits in banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other debts with banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	214,642	132,274	320,787	—	—	—	667,703	—	—	—	—	—	—	—	—	—	—	—	—	667,703	—	—	—	667,703	—
Allowances established	77	109	702	—	—	—	888	—	—	—	—	—	—	—	—	—	—	—	—	888	—	—	—	888	—
% Allowances established	0.04%	0.08%	0.22%	—	—	—	0.13%	—	—	—	—	—	—	—	—	—	—	—	—	0.13%	—	—	—	0.13%	—

Commercial loans
Commercial loans	—	978,748	1,683,111	2,093,769	3,504,563	2,252,173	10,512,364	98,731	51,153	35,812	9,032	194,728	86,932	37,379	12,894	34,843	11,763	35,656	219,467	10,926,559	3,835,557	350,892	4,186,449	15,113,008	2,764
Chilean exports foreign trade loans	—	563,237	298,742	198,222	209,936	158,691	1,428,828	4,414	2,594	—	—	7,008	8,494	—	—	334	—	1,645	10,473	1,446,309	3,006	395	3,401	1,449,710	—
Accrediting foreign trade loans negotiated in terms of Chilean imports	—	—	—	—	—	162	162	—	—	—	—	—	—	—	—	—	—	—	—	162	—	—	—	162	—
Chilean imports foreign trade loans	—	10,607	47,176	98,073	178,454	169,514	503,824	5,419	275	—	—	5,694	384	—	—	141	1,640	1,038	3,203	512,721	46,538	3,038	49,576	562,297	—
Foreign trade credits to third countries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Current account debtors	—	12	24,388	31,693	19,000	22,329	97,422	3,033	1,124	923	189	5,269	513	86	1,061	593	151	1,647	4,051	106,742	87,836	2,241	90,077	196,819	—
Credit card debtors	—	294	1,291	3,936	10,178	9,801	25,500	664	332	112	12	1,120	235	70	49	74	196	817	1,441	28,061	84,721	10,968	95,689	123,750	—
Factoring transactions	2,081	159,861	108,439	29,667	163,282	92,436	555,766	4,041	73	—	—	4,114	—	—	—	—	—	27	27	559,907	36,830	175	37,005	596,912	—
Commercial lease transactions	—	49,621	77,816	334,046	636,573	516,572	1,614,628	16,016	10,619	1,184	424	28,243	4,621	4,616	14,387	11,241	2,419	680	37,964	1,680,835	296,248	13,941	310,189	1,991,024	397
Student loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	48,804	3,476	52,280	52,280	—
Other loans and accounts receivable	—	479	1,649	1,352	2,651	2,633	8,764	66	51	4	—	121	237	12	181	347	786	6,578	8,141	17,026	965	1,275	2,240	19,266	—
Subtotal	2,081	1,762,859	2,242,612	2,790,758	4,724,637	3,224,311	14,747,258	132,384	66,221	38,035	9,657	246,297	101,416	42,163	28,572	47,573	16,955	48,088	284,767	15,278,322	4,440,505	386,401	4,826,906	20,105,228	—
Allowances established	1	1,188	3,494	24,871	51,771	77,010	158,335	2,865	639	428	516	4,448	2,028	4,216	7,143	19,029	11,020	43,279	86,715	249,498	37,200	90,436	127,636	377,134	3,161
% Allowances established	0.05%	0.07%	0.16%	0.89%	1.10%	2.39%	1.07%	2.16%	0.96%	1.13%	5.34%	1.81%	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	30.45%	1.63%	0.84%	23.40%	2.64%	1.88%	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(j)	Loans and their provisions for loan losses by tranches of days past-due:

The concentration of credit risk by days past due is as follows;

	Financial assets before allowances						Allowances established
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Deductible Warranties		Net
	Evaluation		Evaluation	Evaluation		Sub	Evaluation		Evaluation	Evaluation		Sub	FOGAPE		Financial
As of March 31, 2025	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	Covid-19	Total	Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
0 days	477,410	—	—	—	—	477,410	(732)	—	—	—	—	(732)	—	(732)
1 to 29 days	123,355	—	—	—	—	123,355	(168)	—	—	—	—	(168)	—	(168)
30 to 59 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
60 to 89 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
> = 90 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	600,765	—	—	—	—	600,765	(900)	—	—	—	—	(900)	—	(900)	599,865

Commercial loans
0 days	14,727,986	4,235,343	205,145	153,285	100,144	19,421,903	(162,443)	(28,688)	(4,715)	(44,199)	(18,827)	(258,872)	(2,868)	(261,740)
1 to 29 days	188,357	143,118	24,178	13,609	36,292	405,554	(2,274)	(4,402)	(525)	(1,187)	(6,892)	(15,280)	(42)	(15,322)
30 to 59 days	4,203	45,821	10,936	17,731	34,742	113,433	(86)	(2,870)	(129)	(2,878)	(6,201)	(12,164)	(25)	(12,189)
60 to 89 days	341	16,981	5,153	5,186	22,636	50,297	(30)	(1,565)	(124)	(1,496)	(4,412)	(7,627)	—	(7,627)
> = 90 days	—	—	5	87,244	194,170	281,419	—	—	—	(32,258)	(53,997)	(86,255)	(30)	(86,285)
Subtotal	14,920,887	4,441,263	245,417	277,055	387,984	20,272,606	(164,833)	(37,525)	(5,493)	(82,018)	(90,329)	(380,198)	(2,965)	(383,163)	19,889,443

Residential mortgage loans
0 days	—	12,786,098	—	—	69,566	12,855,664	—	(11,090)	—	—	(4,697)	(15,787)	—	(15,787)
1 to 29 days	—	228,071	—	—	33,428	261,499	—	(2,557)	—	—	(2,090)	(4,647)	—	(4,647)
30 to 59 days	—	95,782	—	—	40,218	136,000	—	(1,838)	—	—	(2,541)	(4,379)	—	(4,379)
60 to 89 days	—	29,022	—	—	23,217	52,239	—	(800)	—	—	(1,417)	(2,217)	—	(2,217)
> = 90 days	—	—	—	—	194,014	194,014	—	—	—	—	(12,774)	(12,774)	—	(12,774)
Subtotal	—	13,138,973	—	—	360,443	13,499,416	—	(16,285)	—	—	(23,519)	(39,804)	—	(39,804)	13,459,612

Consumer loans
0 days	—	5,020,289	—	—	87,678	5,107,967	—	(188,792)	—	—	(48,104)	(236,896)	—	(236,896)
1 to 29 days	—	169,462	—	—	31,943	201,405	—	(25,813)	—	—	(17,766)	(43,579)	—	(43,579)
30 to 59 days	—	58,377	—	—	38,084	96,461	—	(20,757)	—	—	(20,897)	(41,654)	—	(41,654)
60 a 89 days	—	25,846	—	—	21,506	47,352	—	(12,130)	—	—	(12,006)	(24,136)	—	(24,136)
> = 90 days	—		—	—	95,128	95,128	—	—	—	—	(53,101)	(53,101)	—	(53,101)
Subtotal	—	5,273,974	—	—	274,339	5,548,313	—	(247,492)	—	—	(151,874)	(399,366)	—	(399,366)	5,148,947

Total Loans	15,521,652	22,854,210	245,417	277,055	1,022,766	39,921,100	(165,733)	(301,302)	(5,493)	(82,018)	(265,722)	(820,268)	(2,965)	(823,233)	39,097,867

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(j)	Loans and their provisions for loan losses by number of days past-due, continued:

	Financial assets before allowances						Allowances established
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Deductible Warranties		Net
	Evaluation		Evaluation	Evaluation		Sub	Evaluation		Evaluation	Evaluation Sub			FOGAPE		Financial
As of December 31, 2024	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	Covid-19	Total	Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
0 days	596,974	—	—	—	—	596,974	(800)	—	—	—	—	(800)	—	(800)
1 to 29 days	70,729	—	—	—	—	70,729	(88)	—	—	—	—	(88)	—	(88)
30 to 59 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
60 to 89 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
> = 90 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	667,703	—	—	—	—	667,703	(888)	—	—	—	—	(888)	—	(888)	666,815

Commercial loans
0 days	14,515,547	4,237,304	212,286	145,211	103,514	19,213,862	(155,358)	(28,184)	(3,855)	(35,615)	(18,814)	(241,826)	(3,064)	(244,890)
1 to 29 days	218,097	147,190	22,083	18,360	36,055	441,785	(2,811)	(4,691)	(382)	(3,257)	(7,207)	(18,348)	(56)	(18,404)
30 to 59 days	13,549	43,058	9,856	22,310	34,271	123,044	(165)	(2,900)	(156)	(11,012)	(6,468)	(20,701)	—	(20,701)
60 to 89 days	65	12,953	2,072	8,749	20,850	44,689	(1)	(1,425)	(55)	(1,461)	(4,362)	(7,304)	(2)	(7,306)
> = 90 days	—	—	—	90,137	191,711	281,848	—	—	—	(35,370)	(53,585)	(88,955)	(39)	(88,994)
Subtotal	14,747,258	4,440,505	246,297	284,767	386,401	20,105,228	(158,335)	(37,200)	(4,448)	(86,715)	(90,436)	(377,134)	(3,161)	(380,295)	19,724,933

Residential mortgage loans
0 days	—	12,518,932	—	—	65,511	12,584,443	—	(10,523)	—	—	(4,528)	(15,051)	—	(15,051)
1 to 29 days	—	240,310	—	—	35,915	276,225	—	(2,661)	—	—	(2,255)	(4,916)	—	(4,916)
30 to 59 days	—	90,398	—	—	36,030	126,428	—	(1,843)	—	—	(2,265)	(4,108)	—	(4,108)
60 to 89 days	—	30,983	—	—	24,045	55,028	—	(832)	—	—	(1,522)	(2,354)	—	(2,354)
> = 90 days	—	—	—	—	176,462	176,462	—	—	—	—	(11,971)	(11,971)	—	(11,971)
Subtotal	—	12,880,623	—	—	337,963	13,218,586	—	(15,859)	—	—	(22,541)	(38,400)	—	(38,400)	13,180,186

Consumer loans
0 days	—	5,010,755	—	—	92,973	5,103,728	—	(148,953)	—	—	(47,823)	(196,776)	—	(196,776)
1 to 29 days	—	176,897	—	—	34,243	211,140	—	(28,928)	—	—	(19,033)	(47,961)	—	(47,961)
30 to 59 days	—	53,655	—	—	36,266	89,921	—	(15,508)	—	—	(23,119)	(38,627)	—	(38,627)
60 a 89 days	—	17,656	—	—	25,993	43,649	—	(6,668)	—	—	(15,490)	(22,158)	—	(22,158)
> = 90 days	—	—	—	—	102,868	102,868	—	—	—	—	(61,867)	(61,867)	—	(61,867)
Subtotal	—	5,258,963	—	—	292,343	5,551,306	—	(200,057)	—	—	(167,332)	(367,389)	—	(367,389)	5,183,917

Total Loans	15,414,961	22,580,091	246,297	284,767	1,016,707	39,542,823	(159,223)	(253,116)	(4,448)	(86,715)	(280,309)	(783,811)	(3,161)	(786,972)	38,755,851

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(k)	Finance lease contracts:

The cash flows to be received by the Bank from finance lease contracts have the following maturities:

	Total receivable		Deferred interest		Net balance receivable (*)
	March	December	March	December	March	December
	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Within one year	670,824	668,951	(97,743)	(99,075)	573,081	569,876
From 1 to 2 years	501,669	501,065	(71,634)	(71,170)	430,035	429,895
From 2 to 3 years	343,019	343,985	(45,691)	(45,055)	297,328	298,930
From 3 to 4 years	214,071	211,905	(30,209)	(29,193)	183,862	182,712
From 4 to 5 years	171,187	165,414	(21,256)	(20,517)	149,931	144,897
After 5 years	416,020	401,645	(49,052)	(45,823)	366,968	355,822
Total	2,316,790	2,292,965	(315,585)	(310,833)	2,001,205	1,982,132

(*)	The net balance receivable does not include past-due portfolio totaling Ch$7,120 million as of March 31, 2025 (Ch$9,212 million in December 2024).

The Bank maintains financial lease operations associated with movable assets, vehicles, industrial machinery, transportation equipment and real estate. These leases contracts have an average term between 2 and 15 years.

(l)	Purchase of loan portfolio:

During the period ended as of March 31, 2025 and the year 2024 no portfolio purchases were made.

(m)	Sale or transfer of loans from the loan portfolio:

During the period 2024, the following sale were made:

	March 2024
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain
	MM$	MM$	MM$	MM$

Sale of current loans	110	—	110	—
Sale of written – off loans	—	—	—	—
Total	110	—	110	—

As of March 31, 2025, there were no sales or transfers of loans from the loan portfolio.

(n)	Securitization of own assets:

During the period 2025 and the year 2024, there is no securitization transactions executed involving its own assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

14.	Investments in other companies:

(a)	In the item “Investments in other companies” include investments of Ch$78,911 million as of March 31, 2025 (Ch$76,769 million as of December 31, 2024), as follows:

		% Ownership Interest		Assets
		March	December	March	December
Company	Shareholder	2025	2024	2025	2024
		%	%	MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	26.16	26.16	39,399	38,660
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	7,159	6,784
Redbanc S.A.	Banco de Chile	38.13	38.13	5,654	5,447
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	2,772	2,704
Administrador Financiero de Transantiago S.A.	Banco de Chile	20.00	20.00	2,296	2,210
Servicios de Infraestructura de Mercado OTC S.A.	Banco de Chile	12.33	12.33	1,954	1,902
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	1,364	1,312
Subtotal Associates				60,598	59,019

Joint Venture
Servipag Ltda.	Banco de Chile	50.00	50.00	8,418	8,258
Subtotal Joint Venture				8,418	8,258
Subtotal				69,016	67,277

Minority Investments
Holding Bursátil Regional S.A. (1)	Banchile Corredores de Bolsa			7,353	6,920
Banco Latinoamericano de Comercio Exterior S.A. (Bladex) (1)	Banco de Chile			2,077	2,103
Bolsa Electrónica de Chile, Bolsa de Valores (1)	Banchile Corredores de Bolsa			349	349
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)	Banco de Chile			108	112
CCLV Contraparte Central S.A.	Banchile Corredores de Bolsa			8	8
Subtotal Minority Investments				9,895	9,492
Total				78,911	76,769

(1)	Investments in shares have been irrevocably designated as at fair value through other comprehensive income and, therefore, are recorded at market value in accordance with IFRS 9.

(b)	The change of investments in companies registered under the equity method in the period of 2025 and 2024, are as follows:

	March	March
	2025	2024
	MCh$	MCh$

Balance as of January 1,	67,277	65,082
Acquisition of investments in companies	—	—
Participation on income in companies with significant influence and joint control	1,734	189
Dividends received	—	—
Sale of participation in Artikos S.A.	—	—
Others	5	(1)
Total	69,016	65,270

(c)	During the period ended as of March 31, 2025 and 2024 no impairment has incurred in these investments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

14.	Investments in other companies, continued:

(d)	Summarized Financial Information of Associates and Joint Ventures

	Associates							Joint Venture
March 2025	Centro de Compensación Automatizado S.A.	Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Sociedad Interbancaria de Depósito de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero de Transantiago S.A.	Servicios de Infraestructura de Mercado OTC S.A.	Servipag Ltda.
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current assets	14,657	1,681	48	12,992	1,322,537	64,923	24,941	68,132
Non-current assets	9,679	8,412	10,295	15,034	154,069	867	10,741	20,729
Total Assets	24,336	10,093	10,343	28,026	1,476,606	65,790	35,682	88,861

Current liabilities	3,422	1,022	542	11,336	1,316,292	52,964	19,572	64,926
Non-current liabilities	108	362	—	2,092	10,671	2,389	739	7,099
Total Liabilities	3,530	1,384	542	13,428	1,326,963	55,353	20,311	72,025
Equity	20,806	8,709	9,801	14,598	149,643	10,437	15,362	16,836
Minority interest	—	—	—	—	—	—	9	—
Total Liabilities and Equity	24,336	10,093	10,343	28,026	1,476,606	65,790	35,682	88,861

Operating income	3,628	1,281	—	10,465	147,467	858	1,806	6,943
Operating expenses	(2,392)	(942)	(2)	(9,758)	(122,070)	(422)	(1,446)	(6,788)
Other expenses or income	145	55	294	7	(22,089)	152	132	266
Gain (loss) before tax	1,381	394	292	714	3,308	588	492	421
Income tax	(289)	(83)	—	(158)	(482)	(159)	(106)	(101)
Gain for the period	1,092	311	292	556	2,826	429	386	320

	Associates							Joint Venture
December 2024	Centro de Compensación Automatizado S.A.	Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Sociedad Interbancaria de Depósito de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero de Transantiago S.A.	Servicios de Infraestructura de Mercado OTC S.A.	Servipag Ltda.
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current assets	13,958	1,737	60	15,347	1,814,213	58,605	11,562	101,289
Non-current assets	9,462	8,223	10,036	14,062	161,533	887	11,538	21,034
Total Assets	23,420	9,960	10,096	29,409	1,975,746	59,492	23,100	122,323

Current liabilities	3,585	1,120	551	13,366	1,811,753	46,985	7,285	98,808
Non-current liabilities	43	384	—	1,932	17,176	2,371	748	6,999
Total Liabilities	3,628	1,504	551	15,298	1,828,929	49,356	8,033	105,807
Equity	19,792	8,456	9,545	14,111	146,817	10,136	15,058	16,516
Minority interest	—	—	—	—	—	—	9	—
Total Liabilities and Equity	23,420	9,960	10,096	29,409	1,975,746	59,492	23,100	122,323

Operating income	21,282	6,651	9	60,139	888,114	5,023	8,979	44,161
Operating expenses	(14,545)	(5,843)	(54)	(58,167)	(722,391)	(2,541)	(8,557)	(40,929)
Other expenses or income	741	390	1,848	234	(154,142)	1,424	1,002	1,185
Gain (loss) before tax	7,478	1,198	1,803	2,206	11,581	3,906	1,424	4,417
Income tax	(1,853)	(231)	—	(467)	(1,736)	(855)	(202)	(1,066)
Gain for the year	5,625	967	1,803	1,739	9,845	3,051	1,222	3,351

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

15.	Intangible Assets:

(a)	The composition of intangible assets as of March 31, 2025 and December 31, 2024, are as follows:

	Average useful Life		Average remaining amortization		Gross balance		Accumulated Amortization		Net balance
	March	December	March	December	March	December	March	December	March	December
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Other independently originated intangible assets	6	6	4	4	392,890	379,546	(230,478)	(220,990)	162,412	158,556
Total					392,890	379,546	(230,478)	(220,990)	162,412	158,556

(b)	The change of intangible assets during the period ended as of March 31, 2025 and December 31, 2024, are as follows:

	March	December
	2025	2024
	MCh$	MCh$
Gross Balance
Balance as of January 1,	379,546	322,148
Acquisition	13,884	57,617
Disposals/ write-downs	(538)	(219)
Reclassification	(2)	—
Impairment (*)	—	—
Total	392,890	379,546

Accumulated Amortization
Balance as of January 1,	(220,990)	(184,944)
Amortization for the period (**)	(10,026)	(36,265)
Disposals/ write-downs	538	219
Impairment (*)	—	—
Total	(230,478)	(220,990)
Balance Net	162,412	158,556

(*)	See Note No. 40 Impairment of non-financial assets.

(**)	See Note No. 39 Depreciation and Amortization.

(c)	As of March 31, 2025, the Bank maintains Ch$11,586 million (Ch$13,889 million as of December 31, 2024) of assets associated with technological developments in progress.

(d)	As of March 31, 2025 and December 31, 2024, there are no restrictions on the intangible assets of the Bank. Furthermore, there are no intangible assets held as collateral for the fulfillment of obligations.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

16.	Property and equipment:

(a)	The properties and equipment as of March 31, 2025 and December 31, 2024 are composed as follows:

	Average useful Life		Average remaining depreciation		Gross balance		Accumulated Depreciation		Net balance
	March	December	March	December	March	December	March	December	March	December
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type of property and equipment:
Land and Buildings	25	26	17	18	327,551	327,862	(174,932)	(173,132)	152,619	154,730
Equipment	5	5	3	3	262,750	261,142	(238,398)	(236,146)	24,352	24,996
Others	7	7	4	4	63,805	63,198	(54,166)	(53,851)	9,639	9,347
Total					654,106	652,202	(467,496)	(463,129)	186,610	189,073

(b)	The changes in properties and equipment as of March 31, 2025 and December 31, 2024, are as follows:

	March 2025
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2025	327,862	261,142	63,198	652,202
Additions	1,083	2,469	931	4,483
Write-downs and sales of the period	(1,394)	(856)	(324)	(2,574)
Impairment (**)	—	(5)	—	(5)
Total	327,551	262,750	63,805	654,106

Accumulated Depreciation
Balance as of January 1, 2025	(173,132)	(236,146)	(53,851)	(463,129)
Depreciation of the period (*)	(2,458)	(3,105)	(630)	(6,193)
Write-downs and sales of the period	658	853	315	1,826
Total	(174,932)	(238,398)	(54,166)	(467,496)
Balance as of March 31, 2025	152,619	24,352	9,639	186,610

	December 2024
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2024	322,766	256,933	61,118	640,817
Additions	7,369	5,286	3,699	16,354
Write-downs and sales of the year	(2,273)	(1,075)	(1,619)	(4,967)
Impairment (***)	—	(2)	—	(2)
Total	327,862	261,142	63,198	652,202

Accumulated Depreciation
Balance as of January 1, 2024	(165,286)	(221,083)	(52,791)	(439,160)
Depreciation of the year	(9,725)	(15,881)	(2,566)	(28,172)
Write-downs and sales of the year	1,879	818	1,506	4,203
Total	(173,132)	(234,146)	(53,851)	(463,129)
Balance as of December 31, 2024	154,730	24,996	9,347	189,073

(*)	See Note No. 39 Depreciation and Amortization.
(**)	See Note No. 40 Impairment of non-financial assets.

(***)	Does not include provision for write-off of Property for Ch$1,119 million as of December 31, 2024.

(c)	As of March 31, 2025, the Bank records Ch$8,296 million (Ch$5,510 million as of December 31, 2024) in assets under construction.
(d)	As of March 31, 2025 and December 31, 2024, there are no restrictions on the properties and equipment of the Bank and its subsidiaries. Furthermore, there are no properties and equipment held as collateral for the fulfillment of obligations.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

17.	Right-of-use assets and Lease liabilities:

(a)	The composition of the rights over leased assets as of March 31, 2025 and December 31, 2024, is as follows:

	Gross Balance		Accumulated Depreciation		Net Balance
	March	December	March	December	March	December
	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Categories
Buildings	123,951	126,655	(65,974)	(63,657)	57,977	62,998
Floor space for ATMs	38,935	36,080	(11,356)	(9,307)	27,579	26,773
Improvements to leased properties	28,728	28,783	(21,923)	(21,675)	6,805	7,108
Total	191,614	191,518	(99,253)	(94,639)	92,361	96,879

(b)	The changes of the rights over leased assets as of March 31, 2025 and December 31, 2024, is as follows:

	March 2025
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$

Gross Balance
Balance as of January 1, 2025	126,655	36,080	28,783	191,518
Additions	177	2,971	13	3,161
Write-downs	(2,660)	(116)	(68)	(2,844)
Remeasurement	(221)	—	—	(221)
Other incremental	—	—	—	—
Total	123,951	38,935	28,728	191,614

Accumulated Depreciation
Balance as of January 1, 2025	(63,657)	(9,307)	(21,675)	(94,639)
Depreciation of the period (*)	(4,910)	(2,165)	(264)	(7,339)
Write-downs	2,660	116	16	2,792
Other incremental	(67)	—	—	(67)
Total	(65,974)	(11,356)	(21,923)	(99,253)
Balance as of March 31, 2025	57,977	27,579	6,805	92,361

(*)	See Note No. 39 Depreciation and Amortization.

	December 2024
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$

Gross Balance
Balance as of January 1, 2024	145,849	33,060	30,426	209,335
Additions	13,892	4,385	872	19,149
Write-downs	(33,019)	(1,197)	(2,515)	(36,731)
Remeasurement	(67)	(168)	—	(235)
Other incremental	—	—	—	—
Total	126,655	36,080	28,783	191,518

Accumulated Depreciation
Balance as of January 1, 2024	(75,361)	(2,669)	(22,416)	(100,446)
Depreciation of the year	(20,939)	(7,733)	(1,135)	(29,807)
Write-downs	32,638	1,123	1,876	35,637
Other incremental	5	(28)	—	(23)
Total	(63,657)	(9,307)	(21,675)	(94,639)
Balance as of December 31, 2024	62,998	26,773	7,108	96,879

(c)	Below are the future maturities (including unearned interest) of the lease liabilities as of March 31, 2025 and December 31, 2024:

	March 2025
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Lease associated to:
Buildings	—	1,652	3,323	13,788	21,321	12,917	9,262	62,263
ATMs	—	770	1,541	6,848	16,809	4,183	54	30,205
Total	—	2,422	4,864	20,636	38,130	17,100	9,316	92,468

	December 2024
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Lease associated to:
Buildings	—	1,692	3,374	14,158	23,675	14,245	10,657	67,801
ATMs	—	699	1,396	6,228	15,353	5,532	28	29,236
Total	—	2,391	4,770	20,386	39,028	19,777	10,685	97,037

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

17.	Right-of-use assets and Lease liabilities, continued:

The Bank and its subsidiaries maintain contracts with certain renewal options and for which there is reasonable certainty that said option shall be carried out. In such cases, the lease period used to measure the liability and assets corresponds to an estimate of future renewals.

(d)	The changes of the obligations for lease liabilities and the flows for the periods 2025 and 2024 are as follows:

Total cash flow for the period
MCh$
Lease liability
Balances as of January 1, 2024	101,480
Liabilities for new lease agreements	1,734
Interest accrued expenses	624
Payments of capital and interests	(7,245)
Remeasurement	(520)
Derecognized contracts	(380)
Readjustments	711
Balances as of March 31, 2024	96,404
Liabilities for new lease agreements	12,914
Interest accrued expenses	1,757
Payments of capital and interests	(22,746)
Remeasurement	285
Derecognized contracts	(77)
Readjustments	2,892
Balances as of December 31, 2024	91,429
Liabilities for new lease agreements	2,175
Interest accrued expenses	564
Payments of capital and interests	(7,712)
Remeasurement	(221)
Derecognized contracts	—
Readjustments	973
Balances as of March 31, 2025	87,208

(e)	The future cash flows related to short-term lease agreements in effect as of March 31, 2025 correspond to Ch$3,240 million (Ch$3,557 million as of December 31, 2024).

(f)	As of March 31, 2025, the minimum future rental income to be received from operating leases amounts to Ch$21,613 million (Ch$14,101 million as of December 31, 2024).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Taxes:

(a)	Current Taxes:

The Bank and its subsidiaries at the end of each period, have constituted a First Category Income Tax Provision, which was determined based on current tax regulations, and has been reflected in the Interim Statement of Financial Position net of taxes to be recovered or payable, as applicable, as of March 31, 2025 and December 31, 2024 according to the following detail:

	March	December
	2025	2024
	MCh$	MCh$

Income tax	(71,499)	(333,719)
Tax Previous year	160,002	—
Less:
Monthly prepaid taxes	58,023	483,615
Credit for training expenses	—	1,820
Others	800	8,021
Total Tax Refundable (net)	147,326	159,737

Tax rate	27%	27%

	March	December
	2025	2024
	MCh$	MCh$

Current tax assets	148,726	159,869
Current tax liabilities	(1,400)	(132)
Total tax receivable (payable), net	147,326	159,737

(b)	Income Tax:

The effect of the tax expense during the periods between January 1 and March 31, 2025 and 2024, are broken down as follows:

	March	March
	2025	2024
	MCh$	MCh$
Income tax expense:
Current year tax	74,168	64,470
Subtotal	74,168	64,470
(Credit) Debit for deferred taxes:
Origin and reversal of temporary differences	4,862	21,025
Subtotal	4,862	21,025
Others	—	184
Net charge to income for income taxes	79,030	85,679

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Taxes, continued:

(c)	Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of March 31, 2025 and 2024:

	March 2025		March 2024
	Tax rate		Tax rate
	%	MCh$	%	MCh$
Income tax calculated on net income before tax	27.00	110,153	27.00	103,500
Additions or deductions	(0.73)	(2,990)	(1.17)	(4,479)
Price-level restatement	(6.89)	(28,095)	(3.73)	(14,293)
Others	(0.01)	(38)	0.25	951
Effective rate and income tax expense	19.37	79,030	22.35	85,679

The effective rate for income tax for the period 2025 is 19.37% (22.35% in March 2024).

(d)	Effect of deferred taxes on income and equity:

The Bank and its subsidiaries have recorded the effects of deferred taxes in their Interim Consolidated Financial Statements. Below are the debtor and creditor differences as of March 31, 2025:

	Balances as of December 31,	Effect on		Balances as of March 31,
	2024	Income	Equity	2025
	MCh$	MCh$	MCh$	MCh$
Debit Differences:
Allowances for loan losses	384,945	(8,038)	—	376,907
Personnel provision	24,636	(9,846)	—	14,790
Provision of undrawn credit lines	3,237	7,509	—	10,746
Staff vacations provisions	11,562	(193)	—	11,369
Accrued interests adjustments from impaired loans	16,534	274	—	16,808
Staff severance indemnities provision	1,004	11	17	1,032
Provision of credit cards expenses	10,968	(488)	—	10,480
Provision of accrued expenses	10,231	(458)	—	9,773
Adjustment for valuation of investments and equity instruments at fair value through other comprehensive income	475	—	(351)	124
Leasing	110,943	4,241	—	115,184
Incomes received in advance	4,114	(138)	—	3,976
Exchange rate difference	—	1,496	—	1,496
Property and equipment valuation difference	6,800	728	—	7,528
Other adjustments	23,483	884	—	24,367
Total Debit Differences	608,932	(4,018)	(334)	604,580

Credit Differences:
Intangible (software and others)	24,998	805		25,803
Adjustment for valuation of investments and equity instruments at fair value through other comprehensive income	—	—	—	—
Transitory assets	9,726	2,424	—	12,150
Loans accrued to effective rate	2,333	(27)	—	2,306
Prepaid expenses	6,400	(1,137)	—	5,263
Exchange rate difference	801	(801)	—
Activated bond placement expense	4,895	(304)	—	4,591
Other adjustments	3,116	(116)	—	3,000
Total Credit Differences	52,269	844	—	53,113

Total, Net	556,663	(4,862)	(334)	551,467

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Taxes, continued:

(d)	Effect of deferred taxes on income and equity, continued:

Reconciliation to Interim Statement of Financial Position:

	March	December
	2025	2024
	MCh$	MCh$

Deferred tax assets	553,227	556,829
Deferred tax liabilities	(1,760)	(166)
Total deferred taxes	551,467	556,663

Below are the debtor and creditor differences as of December 31, 2024:

	Balances as of December 31,	Effect on		Balances as of December 31,
	2023	Income	Equity	2024
	MCh$	MCh$	MCh$	MCh$
Debit Differences:
Allowances for loan losses	372,267	12,678	—	384,945
Personnel provision	24,404	232	—	24,636
Provision of undrawn credit lines	3,183	54	—	3,237
Staff vacations provisions	12,025	(463)	—	11,562
Accrued interests adjustments from impaired loans	14,937	1,597	—	16,534
Staff severance indemnities provision	1,252	(217)	(31)	1,004
Provision of credit cards expenses	9,857	1,111	—	10,968
Provision of accrued expenses	10,737	(506)	—	10,231
Adjustment for valuation of investments and equity instruments at fair value through other comprehensive income	277	—	198	475
Leasing	103,352	7,591	—	110,943
Incomes received in advance	5,149	(1,035)	—	4,114
Exchange rate difference	—	—	—	—
Property and equipment valuation difference	2,876	3,924	—	6,800
Other adjustments	31,009	(7,526)	—	23,483
Total Debit Differences	591,325	17,440	167	608,932

Credit Differences:
Intangible (software and others)	19,085	5,913	—	24,998
Adjustment for valuation of investments and equity instruments at fair value through other comprehensive income	—	—	—	—
Transitory assets	8,874	852	—	9,726
Loans accrued to effective rate	2,484	(151)	—	2,333
Prepaid expenses	10,885	(4,485)	—	6,400
Exchange rate difference	1,636	(835)	—	801
Activated bond placement expense	5,257	(362)	—	4,895
Other adjustments	3,286	(170)	—	3,116
Total Credit Differences	51,507	762	—	52,269

Total, Net	539,818	16,678	167	556,663

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Taxes, continued:

(e)	For the purpose of complying with the Circular No. 47 issued by the Chilean Internal Revenue Service (SII) and No. 3,478 issued by the CMF, dated August 18, 2009 the changes and effects generated by the application of Article 31, No. 4 of the Income Tax Law are detailed below.

As the circular requires, the information corresponds only to the Bank’s credit operations and does not consider operations of subsidiary entities that are consolidated in these Interim Consolidated Financial Statements.

			Tax value assets
(e.1) Loans and advance to banks and Loans to customers as of March 31, 2025	Book value assets (*)	Tax value assets	Past-due loans with guarantees	Past-due loans without guarantees	Total Past-due loans
	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advance to banks	1,699,865	1,700,765	—	—	—
Commercial loans	17,244,084	17,656,118	50,375	91,075	141,450
Consumer loans	5,148,528	5,645,971	1,015	33,394	34,409
Residential mortgage loans	13,459,612	13,510,567	15,332	600	15,932
Total	37,552,089	38,513,421	66,722	125,069	191,791

			Tax value assets
(e.1) Loans and advance to banks and Loans to customers as of December 31, 2024	Book value assets (*)	Tax value assets	Past-due loans with guarantees	Past-due loans without guarantees	Total Past-due loans
	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advance to banks	666,815	667,703	—	—	—
Commercial loans	17,209,033	17,619,880	48,979	94,025	143,004
Consumer loans	5,183,601	5,648,054	1,357	34,500	35,857
Residential mortgage loans	13,180,186	13,227,905	13,908	685	14,593
Total	36,239,635	37,163,542	64,244	129,210	193,454

(*)	In accordance with the mentioned Circular and instructions from the SII, the value of Financial Statement assets, are presented on an individual basis (only Banco de Chile) net of allowance for loan losses and do not include lease and factoring operations.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Taxes, continued:

(e.2) Provisions on past-due loans	Balance as of January 1, 2025	Charge-offs against provisions	Provisions established	Provisions released	Balance as of March 31, 2025
	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	94,025	(16,179)	25,742	(12,513)	91,075
Consumer loans	34,500	(83,531)	86,572	(4,147)	33,394
Residential mortgage loans	685	(416)	573	(242)	600
Total	129,210	(100,126)	112,887	(16,902)	125,069

(e.2) Provisions on past-due loans	Balance as of January 1, 2024	Charge-offs against provisions	Provisions established	Provisions released	Balance as of December 31, 2024
	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	107,464	(93,816)	123,192	(42,815)	94,025
Consumer loans	37,532	(330,064)	348,148	(21,116)	34,500
Residential mortgage loans	586	(1,610)	2,820	(1,111)	685
Total	145,582	(425,490)	474,160	(65,042)	129,210

	March	December
(e.3) Charge-offs and recoveries	2025	2024
	MCh$	MCh$

Charge-offs Art. 31 No. 4 second subparagraph	8,815	26,248
Write-offs resulting in provisions released	35	77
Recovery or renegotiation of written-off loans	326	1,306

	March	December
(e.4) Application of Art. 31 No. 4 first & third subsections of the income tax law	2025	2024
	MCh$	MCh$

Charge-offs in accordance with first subsection	—	—
Write-offs in accordance with third subsection	35	77

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

19.	Other Assets:

At the end of each period, the item is composed as follows:

	March	December
	2025	2024
	MCh$	MCh$

Cash collateral provided for derivative financial transactions	361,482	347,788
Accounts receivable from the General Treasury of the Republic and other fiscal organizations	300,342	349,282
Accounts receivable from third parties	280,074	195,364
Debtors from brokerage of financial instruments	254,531	195,252
Assets to be leased out as lessor (*)	136,132	162,594
Prepaid expenses	57,693	53,645
Other provided cash collateral	39,739	14,806
Income from regular activities from contracts with customers	18,741	24,006
Investment properties	11,317	11,406
Pending transactions	2,683	3,351
Accumulated impairment in respect of other assets receivable	(2,076)	(1,817)
Other Assets	17,302	17,864
Total	1,477,960	1,373,541

(*)	Correspond to fixed assets to be delivered under the financial lease modality.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

20.	Non-current assets and disposal groups held for sale and Liabilities included in disposal groups for sale:

(a)	At the end of each period, the item is composed as follows:

	March	December
	2025	2024
	MCh$	MCh$

Assets received in lieu of payment or awarded at judicial sale (*)
Assets awarded at judicial sale	28,957	27,854
Assets received in lieu of payment	3,612	5,075
Provision for assets received in lieu of payment or awarded	(125)	(82)

Non-current assets for sale
Investments in other companies	—	—
Assets for recovery of assets transferred in financial leasing operations	645	603

Disposal groups held for sale	—	—
Total	33,089	33,450

(*)	Assets received in lieu of payment refer to assets accepted as payment for past-due or written-off debts owed by customers. The assets acquired in this manner does not exceed 20% of the Bank’s effective equity.

(b)	The changes of the provision for assets received in lieu of payment during the period 2025 and 2024 are as follows:

Provision for assets received in lieu of payment	MCh$

Balance as of January 1, 2024	60
Provisions used	(360)
Provisions established	388
Provisions released	—
Balance as of March 31, 2024	88
Provisions used	(1,530)
Provisions established	1,524
Provisions released	—
Balance as of December 31, 2024	82
Provisions used	(394)
Provisions established	437
Provisions released	—
Balance as of March 31, 2025	125

(c)	The Bank does not present liabilities classified in the disposal group for sale during the periods March 2025 and December 2024.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

21.	Financial liabilities held for trading at fair value through profit or loss:

The item detail is as follows:

	March	December
	2025	2024
	MCh$	MCh$

Financial derivative contracts	2,192,952	2,444,806
Other financial instruments	6,524	990
Total	2,199,476	2,445,796

a)	As of March 31, 2025 and December 31, 2024, the Bank maintains the following debt portfolio of derivative instruments:

	Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total		Fair value Liabilities
	March	December	March	December	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Currency forward	—	—	4,424,872	3,638,001	1,083,811	2,003,870	4,099,942	2,583,070	668,085	863,850	19,965	—	—	—	10,296,675	9,088,791	229,323	241,632
Interest rate swap	—	—	1,598,522	619,104	1,699,212	1,627,918	5,395,799	4,583,573	7,404,227	7,622,130	3,984,429	3,963,087	3,546,287	3,921,627	23,628,476	22,337,439	531,303	650,580
Interest rate swap and cross currency swap	—	—	265,540	96,844	764,939	198,892	2,009,813	2,331,613	2,924,153	2,909,482	2,017,987	1,978,681	3,004,977	2,879,356	10,987,409	10,394,868	1,428,727	1,547,488
Call currency options	—	—	5,979	10,499	20,969	38,376	27,731	18,825	157	—	—	—	—	—	54,836	67,700	1,587	4,151
Put currency options	—	—	5,330	4,761	38,252	46,913	46,563	64,449	6,871	11,340	—	—	—	—	97,016	127,463	2,012	955
Total	—	—	6,300,243	4,369,209	3,607,183	3,915,969	11,579,848	9,581,530	11,003,493	11,406,802	6,022,381	5,941,768	6,551,264	6,800,983	45,064,412	42,016,261	2,192,952	2,444,806

b)	Other instruments or financial liabilities:

	March	December
	2025	2024
	MCh$	MCh$

Current accounts and other demand deposits	—	—
Savings accounts and other time deposits	—	—
Debt instruments issued	—	—
Others	6,524	990
Total	6,524	990

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost:

The item detail is as follows:

	March	December
	2025	2024
	MCh$	MCh$

Current accounts and other demand deposits	14,560,376	14,263,303
Saving accounts and time deposits	15,507,444	14,168,703
Obligations by repurchase agreements and securities lending	141,790	109,794
Borrowings from financial institutions	1,312,028	1,103,468
Debt financial instruments issued	9,989,666	9,690,069
Other financial obligations	320,709	284,479
Total	41,832,013	39,619,816

(a)	Current accounts and other demand deposits:

At the end of each period, the composition of current accounts and other demand deposits is as follows:

	March	December
	2025	2024
	MCh$	MCh$

Current accounts	11,605,548	11,769,419
Other demand obligations	1,840,697	1,382,554
Demand deposits accounts	653,228	652,075
Other demand deposits	460,903	459,255
Total	14,560,376	14,263,303

(b)	Saving accounts and time deposits:

At the end of each period, the composition of saving accounts and time deposits is as follows:

	March	December
	2025	2024
	MCh$	MCh$

Time deposits	15,096,815	13,764,830
Term savings accounts	388,232	374,593
Other term balances payable	22,397	29,280
Total	15,507,444	14,168,703

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost, continued:

(c)	Obligations by repurchase agreements and securities lending:

The Bank obtains financing by selling financial instruments and agreeing to repurchase them in the future, plus interest at a prefixed rate. As of March 31, 2025 and December 31, 2024, the repurchase agreements are the following:

	March	December
	2025	2024
	MCh$	MCh$
Transaction with domestic banks	—	—
Transaction with foreign banks	—	—
Transaction with other domestic entities
Repurchase agreements	141,790	109,794
Transaction with other foreign entities	—	—

Total	141,790	109,794

The fair value of the financial instruments delivered as collateral by the Bank and its subsidiaries, in sales transactions with repurchase agreement and securities lending as of March 31, 2025 amounts to Ch$141,627 million (Ch$109,505 million in December 2024). In the event that the Bank and its subsidiaries enter into default or bankruptcy, the counterparty is authorized to sell or deliver these investments as collateral.

(d)	Borrowings from Financial Institutions:

At the end of each period, borrowings from financial institutions are detailed as follows:

	March	December
	2025	2024
	MCh$	MCh$
Foreign banks
Foreign trade financing
HSBC Bank	327,104	245,469
Bank of New York Mellon	230,966	240,008
Bank of America	214,859	124,057
Zurcher Kantonalbank	144,422	90,386
Caixabank S.A.	144,407	201,802
Citibank N.A. United States	49,636	2,189
DZ Bank AG Deutsche	40,370	41,646
Standard Chartered Bank	2,530	2,685
Commerzbank AG	1,721	1,417
Wells Fargo Bank	348	1,890
Others	46	71

Borrowings and other obligations
Wells Fargo Bank	146,903	150,775
Deutsche Bank Trust Company Americas	8,416	87
Citibank N.A. United Kingdom	300	986
Subtotal foreign banks	1,312,028	1,103,468

Chilean Central Bank (*)	—	—

Total	1,312,028	1,103,468

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost, continued:

(e)	Debt financial instruments issued:

At the end of each period, the composition of debt financial instruments issued as follows:

	March	December
	2025	2024
	MCh$	MCh$

Letters of credit
Letters of credit for housing	717	849
Letters of credit for general purposes	—	1

Bonds
Current Bonds	9,988,949	9,689,219
Mortgage bonds	—	—
Total	9,989,666	9,690,069

During the period ended March 31, 2025 Banco de Chile has placed bonds for Ch$373,284 million, which corresponds to Short-Term Current Bonds and Long-Term Bonds for amounts of Ch$299,031 and Ch$74,253 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date

Wells Fargo Bank	USD	98,630	4.68	01/27/2025	05/02/2025
Wells Fargo Bank	USD	98,630	4.65	01/27/2025	08/01/2025
Wells Fargo Bank	USD	92,519	4.55	03/07/2025	04/07/2025
Wells Fargo Bank	USD	9,252	4.45	03/07/2025	09/05/2025
Total		299,031

Long-Term Bonds

Serie	Currency	Amount MCh$	Terms Years	Annual interest rate %	Issued date	Maturity date

BCHIFC0721	UF	22,830	5	2.97	03/17/2025	01/01/2030
BCHIFC0721	UF	11,422	5	2.97	03/20/2025	01/01/2030
BCHIFC0721	UF	40,001	5	2.97	03/21/2025	01/01/2030
Total		74,253

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost, continued:

During the year ended December 31, 2024 Banco de Chile has placed bonds for Ch$1,012,638 million, which corresponds to Short-Term Current Bonds and Long-Term Bonds for amounts of Ch$28,049 and Ch$984,589 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date

Wells Fargo Bank	USD	28,049	5.46	05/07/2024	08/07/2024
Total		28,049

Long-Term Bonds

Serie	Currency	Amount MCh$	Terms Years	Annual interest rate %	Issued date	Maturity date

BCHIEZ1121	UF	107,462	4	3.72	01/15/2024	05/01/2028
BCHIEZ1121	UF	31,197	4	3.72	01/16/2024	05/01/2028
BCHICE1215	UF	21,998	7	3.20	01/31/2024	12/01/2031
BCHICH1215	UF	7,350	8	3.15	02/08/2024	12/01/2032
BCHIFA0222	UF	32,349	4	3.25	03/15/2024	08/01/2028
BCHIFA0222	UF	19,518	4	3.32	03/21/2024	08/01/2028
BCHIEY1021	UF	12,474	4	3.29	03/22/2024	04/01/2028
BCHIFA0222	UF	14,228	4	3.29	03/25/2024	08/01/2028
BCHIGG1121	UF	12,345	11	3.35	03/26/2024	05/01/2035
BCHIFA0222	UF	3,566	4	3.24	03/27/2024	08/01/2028
BCHIEY1021	UF	17,696	4	3.28	04/04/2024	04/01/2028
BCHIEX0122	UF	9,231	1	3.10	04/12/2024	07/01/2025
BCHIEX0122	UF	14,793	1	3.02	04/17/2024	07/01/2025
BCHIHX1223	UF	32,225	20	3.49	05/08/2024	12/01/2044
BCHIHX1223	UF	11,376	20	3.49	05/09/2024	12/01/2044
BCHIHX1223	UF	5,727	20	3.46	05/17/2024	12/01/2044
BCHIHX1223	UF	15,283	20	3.46	05/22/2024	12/01/2044
BCHIHX1223	UF	37,202	20	3.55	06/04/2024	12/01/2044
BCHIFO0721	UF	3,575	8	3.48	06/06/2024	01/01/2032
BCHIEY1021	UF	3,606	4	3.20	06/10/2024	04/01/2028
BCHIGG1121	UF	8,366	11	3.53	06/11/2024	05/01/2035
BCHIFB1021	UF	21,220	5	3.35	06/12/2024	04/01/2029
BCHIEY1021	UF	12,648	4	3.29	07/09/2024	04/01/2028
BCHIFB1021	UF	39,504	5	3.50	07/09/2024	04/01/2029
BCHIFB1021	UF	1,796	5	3.49	07/09/2024	04/01/2029
BCHIFB1021	UF	5,399	5	3.45	07/10/2024	04/01/2029
BCHIFC0721	UF	37,442	6	3.47	07/11/2024	01/01/2030
BCHIFC0721	UF	7,147	6	3.43	07/12/2024	01/01/2030
BCHIHX1223	UF	7,550	20	3.50	07/18/2024	12/01/2044
BCHIFB1021	UF	25,454	5	3.23	07/23/2024	04/01/2029
BCHIFA0222	UF	18,404	4	3.04	07/24/2024	08/01/2028
BCHIFO0721	UF	19,198	8	2.50	09/27/2024	01/01/2032
BCHIHX1223	UF	94,840	20	2.36	09/30/2024	12/01/2044
BCHIHP1223	UF	220,035	16	2.37	10/01/2024	12/01/2040
Subtotal		932,204

BONO HKD	HKD	52,385	10	4.22	02/02/2024	02/09/2034
Subtotal other currencies		52,385
Total		984,589

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost, continued:

As of March 31, 2025 and December 31, 2024, the Bank has not presented defaults in the payment of principal and interest on its debt instruments. Likewise, there have been no breaches of covenants and other commitments associated with the debt instruments issued.

(f)	Other Financial Obligations:

At the end of each period, the composition of other financial obligations as follows:

	March	December
	2025	2024
	MCh$	MCh$

Other Chilean financial obligations	320,709	284,479
Other financial obligations with the Public sector	—	—
Total	320,709	284,479

23.	Financial instruments of regulatory capital issued:

a)	At the end of each period, this item is composed as follows:

	March	December
	2025	2024
	MCh$	MCh$

Subordinated bonds
Subordinated bonds with transitory recognition	—	—
Subordinated bonds	1,087,573	1,068,879
Bonds with no fixed term of maturity	—	—
Preferred stock	—	—
Total	1,087,573	1,068,879

b)	Issuances of regulatory capital financial instruments in the period:

As of March 31, 2025 and December 31, 2024, no issues of regulatory capital financial instruments have been made.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

23.	Financial instruments of regulatory capital issued, continued:

c)	Changes in regulatory capital financial instruments:

	Subordinated bonds	Bonds with no maturity	Preferred shares
	MCh$	MCh$	MCh$

Balance as of January 1, 2024	1,039,814	—	—
Emissions made	—	—	—
Transaction costs	—	—	—
Transaction costs amortization	—	—	—
Accrued interest	34,551	—	—
Acquisition or redemption by the issuer	—	—	—
Modification of the issuance conditions	—	—	—
Interest and UF indexation payments to the holder	(41,432)	—	—
Principal payments to the holder	(9,205)	—	—
Accrued UF indexation	45,151	—	—
Exchange rate differences	—	—	—
Depreciation	—	—	—
Reappraisal	—	—	—
Expiration	—	—	—
Conversion to common shares	—	—	—
Balance as of December 31, 2024	1,068,879	—	—

Balance as of January 1, 2025	1,068,879	—	—
Emissions made	—	—	—
Transaction costs	—	—	—
Transaction costs amortization	—	—	—
Accrued interest	8,704	—	—
Acquisition or redemption by the issuer	—	—	—
Modification of the issuance conditions	—	—	—
Interest and UF indexation payments to the holder	(2,269)	—	—
Principal payments to the holder	(871)	—	—
Accrued UF indexation	13,130	—	—
Exchange rate differences	—	—	—
Depreciation	—	—	—
Reappraisal	—	—	—
Expiration	—	—	—
Conversion to common shares	—	—	—
Balance as of March 31, 2025	1,087,573	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

23.	Financial instruments of regulatory capital issued, continued:

d)	Below is the detail of the subordinated bonds due as of March 31, 2025 and December 31, 2024:

March 2025
Serie	Currency	Issuance currency amount	Interest rate %	Registration date	Maturity date	Balance due MCh$

C1	UF	300,000	7.5	12/06/1999	01/01/2030	4,376
C1	UF	200,000	7.4	12/06/1999	01/01/2030	2,921
C1	UF	530,000	7.1	12/06/1999	01/01/2030	7,788
C1	UF	300,000	7.1	12/06/1999	01/01/2030	4,410
C1	UF	50,000	6.5	12/06/1999	01/01/2030	744
C1	UF	450,000	6.6	12/06/1999	01/01/2030	6,696
D1	UF	2,000,000	3.6	06/20/2002	04/01/2026	10,556
F	UF	1,000,000	5.0	11/28/2008	11/01/2033	38,280
F	UF	1,500,000	5.0	11/28/2008	11/01/2033	57,420
F	UF	759,000	4.5	11/28/2008	11/01/2033	30,054
F	UF	241,000	4.5	11/28/2008	11/01/2033	9,543
F	UF	4,130,000	4.2	11/28/2008	11/01/2033	166,351
F	UF	1,000,000	4.3	11/28/2008	11/01/2033	40,278
F	UF	70,000	4.2	11/28/2008	11/01/2033	2,827
F	UF	4,000,000	3.9	11/28/2008	11/01/2033	165,591
F	UF	2,300,000	3.8	11/28/2008	11/01/2033	95,543
G	UF	600,000	4.0	11/29/2011	11/01/2036	23,201
G	UF	50,000	4.0	11/29/2011	11/01/2036	1,933
G	UF	80,000	3.9	11/29/2011	11/01/2036	3,113
G	UF	450,000	3.9	11/29/2011	11/01/2036	17,527
G	UF	160,000	3.9	11/29/2011	11/01/2036	6,232
G	UF	1,000,000	2.7	11/29/2011	11/01/2036	43,582
G	UF	300,000	2.7	11/29/2011	11/01/2036	13,075
G	UF	1,360,000	2.6	11/29/2011	11/01/2036	59,436
J	UF	1,400,000	1.0	11/29/2011	11/01/2042	79,007
J	UF	1,500,000	1.0	11/29/2011	11/01/2042	84,762
J	UF	1,100,000	1.0	11/29/2011	11/01/2042	62,584
I	UF	900,000	1.0	11/29/2011	11/01/2040	49,743
				Total subordinated bonds due		1,087,573

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

23.	Financial instruments of regulatory capital issued, continued:

December 2024
Serie	Currency	Issuance currency amount	Interest rate %	Registration date	Maturity date	Balance due MCh$

C1	UF	300,000	7.5	12/06/1999	01/01/2030	4,761
C1	UF	200,000	7.4	12/06/1999	01/01/2030	3,178
C1	UF	530,000	7.1	12/06/1999	01/01/2030	8,472
C1	UF	300,000	7.1	12/06/1999	01/01/2030	4,797
C1	UF	50,000	6.5	12/06/1999	01/01/2030	809
C1	UF	450,000	6.6	12/06/1999	01/01/2030	7,283
D1	UF	2,000,000	3.6	06/20/2002	04/01/2026	10,335
F	UF	1,000,000	5.0	11/28/2008	11/01/2033	37,358
F	UF	1,500,000	5.0	11/28/2008	11/01/2033	56,037
F	UF	759,000	4.5	11/28/2008	11/01/2033	29,365
F	UF	241,000	4.5	11/28/2008	11/01/2033	9,324
F	UF	4,130,000	4.2	11/28/2008	11/01/2033	162,631
F	UF	1,000,000	4.3	11/28/2008	11/01/2033	39,377
F	UF	70,000	4.2	11/28/2008	11/01/2033	2,764
F	UF	4,000,000	3.9	11/28/2008	11/01/2033	162,042
F	UF	2,300,000	3.8	11/28/2008	11/01/2033	93,507
G	UF	600,000	4.0	11/29/2011	11/01/2036	22,697
G	UF	50,000	4.0	11/29/2011	11/01/2036	1,891
G	UF	80,000	3.9	11/29/2011	11/01/2036	3,046
G	UF	450,000	3.9	11/29/2011	11/01/2036	17,149
G	UF	160,000	3.9	11/29/2011	11/01/2036	6,097
G	UF	1,000,000	2.7	11/29/2011	11/01/2036	42,768
G	UF	300,000	2.7	11/29/2011	11/01/2036	12,831
G	UF	1,360,000	2.6	11/29/2011	11/01/2036	58,330
J	UF	1,400,000	1.0	11/29/2011	11/01/2042	77,836
J	UF	1,500,000	1.0	11/29/2011	11/01/2042	83,509
J	UF	1,100,000	1.0	11/29/2011	11/01/2042	61,667
I	UF	900,000	1.0	11/29/2011	11/01/2040	49,018
				Total subordinated bonds due		1,068,879

24.	Provisions for contingencies:

(a)	At the end of each period, this item is composed as follows:

	March	December
	2025	2024
	MCh$	MCh$

Provisions for employee benefit obligations	108,450	151,633
Provisions for obligations of customer loyalty and merit programs	38,816	40,621
Provisions for lawsuits and litigation	1,849	1,592
Provisions for operational risk	554	907
Provisions of a bank branch abroad for profit remittances to its parent company	—	—
Provisions for reestructuring plans	—	—
Other provisions for contingencies	—	—
Total	149,669	194,753

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions for contingencies, continued;

(b)	The following table shows the changes in provisions during the period 2025 and 2024:

	Provisions for employee benefit obligations	Provisions of a bank branch abroad for profit remittances to its parent company	Provisions for reestructuring plans	Provisions for lawsuits and litigation	Provisions for obligations of customer loyalty and merit programs	Provisions for operational risk	Other provisions for contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2024	154,132	—	—	1,173	36,242	341	264	192,152
Provisions established	27,899	—	—	220	4,207	81	—	32,407
Provisions used	(72,742)	—	—	(225)	—	(82)	—	(73,049)
Provisions released	—	—	—	(64)	—	(23)	—	(87)
Balances as of March 31, 2024	109,289	—	—	1,104	40,449	317	264	151,423
Provisions established	90,103	—	—	818	172	755	—	91,848
Provisions used	(47,759)	—	—	(257)	—	(75)	—	(48,091)
Provisions released	—	—	—	(73)	—	(90)	(264)	(427)
Balances as of December 31, 2024	151,633	—	—	1,592	40,621	907	—	194,753
Provisions established	27,610	—	—	406	—	184	—	28,200
Provisions used	(70,793)	—	—	(52)	—	(537)	—	(71,382)
Provisions released	—	—	—	(97)	(1,805)	—	—	(1,902)
Balances as of March 31, 2025	108,450	—	—	1,849	38,816	554	—	149,669

(c)	Provisions for employee benefit obligations:

	March	December
	2025	2024
	MCh$	MCh$

Provision of short-term employee benefits	99,778	143,305
Provision of benefits to employees for contract termination	8,672	8,328
Provisión of benefits to post-employment employees	—	—
Provision of long-term employee benefits	—	—
Provision of share-based employee benefits	—	—
Provisión for obligations for defined contribution post-employment plans	—	—
Provisión for obligations for post-employment defined benefit plans	—	—
Provision for other employee obligations	—	—
Total	108,450	151,633

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions for contingencies, continued;

(d)	Provision of short-term employee benefits:

(i)	Compliance bonuses provision:

	March	March
	2025	2024
	MCh$	MCh$

Balances as of January 1	68,356	71,102
Net provisions established	13,938	15,313
Provisions used	(55,619)	(57,626)
Total	26,675	28,789

(ii)	Vacation provision:

	March	March
	2025	2024
	MCh$	MCh$

Balances as of January 1	42,824	43,257
Net provisions established	1,756	2,725
Provisions used	(2,459)	(3,042)
Total	42,121	42,940

(iii)	Provision of other benefits to personnel:

	March	March
	2025	2024
	MCh$	MCh$

Balances as of January 1	32,125	30,096
Net provisions established	11,532	8,941
Provisions used	(12,675)	(11,691)
Total	30,982	27,346

(e)	Provision of benefits to employees for contract termination:

(i)	Changes of the provision for employee benefits due to the termination of the employment contract:

	March	March
	2025	2024
	MCh$	MCh$

Present value of the obligations at the beginning of the period	8,328	9,677
Increase in provision	322	1,035
Benefit paid	(40)	(383)
Effect of change in actuarial factors	62	(115)
Total	8,672	10,214

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions for contingencies, continued;

(e)	Provision of benefits to employees for contract termination, continued:

(ii)	Net benefits expenses:

	March	March
	2025	2024
	MCh$	MCh$

Increase (decrease) in provisions	(151)	499
Interest cost of benefits obligations	473	536
Effect of change in actuarial factors	62	(115)
Net benefit expenses	384	920

(iii)	Factors used in the calculation of the provision:

The main assumptions used in the determination of severance indemnity obligations for the Bank’s plan are shown below:

	March 31, 2025	December 31, 2024
	%	%

Discount rate	5.71	5.71
Salary increase rate	5.50	4.50
Payment probability	99.99	99.99

The most recent actuarial valuation of the staff severance indemnities provision was carried out during the first quarter of 2025.

(f)	Employee benefits share-based provision:

As of March 31, 2025 and December 31, 2024, the Bank and its subsidiaries do not have a stock-based compensation plan.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

25.	Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued:

(a)	The item detail is as follows:

	March	December
	2025	2024
	MCh$	MCh$

Provisions for dividends	153,537	597,228
Provisions for payment of interest on bonds with no fixed maturity date	—	—
Provision for revaluation of bonds without a fixed term of maturity	—	—
Total	153,537	597,228

(b)	The changes at the end of each period are as follows:

	Provisions for dividends	Provisions for payment of interest on bonds with no fixed maturity date	Provision for revaluation of bonds without a fixed term of maturity	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2024	611,949	—	—	611,949
Provisions established	156,699	—	—	156,699
Provisions used	(611,949)	—	—	(611,949)
Provisions released	—	—	—	—
Balances as of March 31, 2024	156,699	—	—	156,699
Provisions established	440,529	—	—	440,529
Provisions used	—	—	—	—
Provisions released	—	—	—	—
Balances as of December 31, 2024	597,228	—	—	597,228
Provisions established	153,537	—	—	153,537
Provisions used	(597,228)	—	—	(597,228)
Provisions released	—	—	—	—
Balances as of March 31, 2025	153,537	—	—	153,537

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

26.	Special provisions for credit risk:

a)	At the end of each period, this item is composed as follows:

	March	December
	2025	2024
	MCh$	MCh$

Additional loan provisions (*)	631,217	700,252
Provisions for credit risk for contingent loans (**)	94,050	67,537
Provisions for country risk for transactions with debtors with residence abroad	5,576	6,395
Special provisions for loans abroad	—	—
Provisions for adjustments to the minimum provision required for normal portfolio with individual evaluation	—	—
Provisions constituted by credit risk as a result of additional prudential requirements	—	—
Total	730,843	774,184

(*)	To address the impact of applying the standard provisioning model for consumer loans, additional provisions of Ch$69,035 million were released in January 2025. See Note No. 4, Accounting Changes.
(**)	The changes of provisions for credit risk for contingent loans is disclosed in Note No. 13 letter (f).

b)	The changes of provisions for special credit risk is as follows:

	Additional loan provisions	Provisions for credit risk for contingent loans	Provisions for country risk for transactions with debtors with residence abroad	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2024	700,252	61,227	7,668	769,147
Provisions established	—	2,701	3,337	6,038
Provisions used	—	—	—	—
Provisions released	—	—	—	—
Foreign exchange differences	—	1,351	—	1,351
Balances as of March 31, 2024	700,252	65,279	11,005	776,536
Provisions established	—	2,182	—	2,182
Provisions used	—	—	—	—
Provisions released	—	—	(4,610)	(4,610)
Foreign exchange differences	—	76	—	76
Balances as of December 31, 2024	700,252	67,537	6,395	774,184
Provisions established	—	27,232	—	27,232
Provisions used	—	—	—	—
Provisions released	(69,035)	—	(819)	(69,854)
Foreign exchange differences	—	(719)	—	(719)
Balances as of March 31, 2025	631,217	94,050	5,576	730,843

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

27.	Other Liabilities:

At the end of each period, this item is composed as follows:

	March	December
	2025	2024
	MCh$	MCh$

Accounts payable to third parties	500,365	425,733
Obligations for mortgage loans granted to be remit to other banks and/or real estate companies	381,370	362,021
Creditors for intermediation of financial instruments	251,395	193,171
Cash guarantees received for derivative financial transactions	162,237	176,520
Liability for income from usual activities from contracts with customers	38,172	39,783
Agreed dividends payable	17,998	13,467
VAT debit	10,493	4,077
Outstanding transactions	1,681	1,532
Other cash guarantees received	489	483
Securities to be settled	—	3,633
Other liabilities	31,427	34,992
Total	1,395,627	1,255,412

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity:

(a)	Capital:

(i)	Authorized, subscribed and paid shares:

As of March 31, 2025, the paid-in capital of Banco de Chile is represented by 101,017,081,114 registered shares (101,017,081,114 shares as of December 31, 2024), with no par value, subscribed and fully paid.

	As of March 31, 2025
	Number of Shares	% of Equity Holding
Corporate Name or Shareholders’s name
LQ Inversiones Financieras S.A.	46,815,289,329	46.344%
Banco de Chile on behalf of State Street	5,883,852,269	5.825%
Banchile Corredores de Bolsa S.A	5,232,569,265	5.180%
Inversiones LQ-SM Limitada	4,854,988,014	4.806%
Banco Santander on behalf of foreign investors	4,795,357,238	4.747%
JP Morgan Chase Bank	2,820,104,708	2.792%
Banco de Chile on behalf of non-resident third parties	2,550,281,331	2.525%
Ever Chile SPA	1,888,369,814	1.869%
Banco Santander Chile	1,647,612,410	1.631%
Ever 1 BAE SPA	1,166,584,950	1.155%
BCI Corredores de Bolsa S.A.	1,024,327,875	1.014%
Larraín Vial S.A. Corredora de Bolsa	959,698,802	0.950%
Banco de Chile on behalf of Citibank New York	890,889,180	0.882%
Inversiones Avenida Borgoño Limitada	728,439,279	0.721%
A.F.P Habitat S.A. for A Fund	681,274,358	0.674%
Santander Corredores de Bolsa Limitada	619,644,666	0.613%
Valores Security S.A. Corredores de Bolsa	521,900,490	0.517%
BTG Pactual Chile S.A. Corredores de Bolsa	510,201,884	0.505%
A.F.P Cuprum S.A. for A Fund	492,665,765	0.488%
Inversiones CDP SPA	487,744,912	0.482%
Subtotal	84,571,796,539	83.720%
Other shareholders	16,445,284,575	16.280%
Total	101,017,081,114	100.000%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity, continued:

(a)	Capital, continued:

(i)	Authorized, subscribed and paid shares, continued:

	As of December 31, 2024
	Number of Shares	% of Equity Holding
Corporate Name or Shareholders’s name
LQ Inversiones Financieras S.A.	46,815,289,329	46.344%
Banco de Chile on behalf of State Street	6,125,765,969	6.064%
Banchile Corredores de Bolsa S.A	5,123,539,720	5.072%
Banco Santander on behalf of foreign investors	5,080,833,862	5.030%
Inversiones LQ-SM Limitada	4,854,988,014	4.806%
JP Morgan Chase Bank	3,041,703,508	3.011%
Banco de Chile on behalf of non-resident third parties	2,666,777,747	2.640%
Banco Santander Chile	1,941,976,163	1.922%
Ever Chile SPA	1,888,369,814	1.869%
Ever 1 BAE SPA	1,166,584,950	1.155%
Larraín Vial S.A. Corredora de Bolsa	1,042,343,304	1.032%
Banco de Chile on behalf of Citibank New York	1,038,850,995	1.028%
BCI Corredores de Bolsa S.A.	989,711,426	0.980%
Inversiones Avenida Borgoño Limitada	728,439,279	0.721%
Santander Corredores de Bolsa Limitada	581,788,686	0.576%
A.F.P Habitat S.A. for A Fund	527,598,687	0.522%
Valores Security S.A. Corredores de Bolsa	516,192,449	0.511%
A.F.P Cuprum S.A. for A Fund	492,665,765	0.488%
Inversiones CDP SPA	487,744,912	0.483%
BTG Pactual Chile S.A. Corredores de Bolsa	463,503,644	0.459%
Subtotal	85,574,668,223	84.713%
Other shareholders	15,442,412,891	15.287%
Total	101,017,081,114	100.000%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity, continued:

(a)	Capital, continued:

(ii)	Shares:

The following table shows the changes in shares from December 31, 2024 to March 31, 2025:

Total
Ordinary
Shares

Total shares as of December 31, 2024	101,017,081,114

Total shares as of March 31, 2025	101,017,081,114

(b)	Approval and payment of dividends:

At the Bank Ordinary Shareholders’ Meeting held on March 27, 2025 it was approved the distribution and payment of dividend No. 213 of Ch$9.85357420889 per share of the Banco de Chile, with charge to the net distributable income for the year 2024. The dividends paid in the in the period 2025 amounted to Ch$995,380 million.

At the Bank Ordinary Shareholders’ Meeting held on March 28, 2024 it was approved the distribution and payment of dividend No. 212 of Ch$8.07716286860 per share of the Banco de Chile, with charge to the net distributable income for the year 2023. The dividends paid in the in the period 2024 amounted to Ch$815,932 million.

(c)	Provision for minimum dividends:

The Board of Directors of Banco de Chile agreed for the purposes of minimum dividends, to establish a provision of 60% of the net income resulting from reducing or adding to the net income for the corresponding year, the value effect of the monetary unit of paid capital and reserves, as a result of any change in the Consumer Price Index (CPI) between the month prior to the current month and the month of November of the previous year. The amount to be reduced of the liquid income for the period ended as of March 31, 2025 amounted to Ch$73,050 million (Ch$212,012 million as of December 31, 2024).

As indicated, as of March 31, 2025, the amount of the net income determined in accordance with the preceding paragraph is equivalent to Ch$255,894 million (Ch$995,380 million as of December 31, 2024). Consequently, the Bank recorded a provision for minimum dividends under “Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued” as of March 31, for an amount of Ch$153,537 million (Ch$597,228 million in December 2024), which reflects as a counterpart an equity reduction for the same amount in the item “Retained earnings”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity, continued:

(d)	Earnings per share:

(i)	Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank ordinary equity holders in a year between the weighted average number of shares outstanding during that year, excluding the average number of own shares held throughout the period.

(ii)	Diluted earnings per share:

In order to calculate the diluted earnings per share, both the amount of income attributable to common shareholders and the weighted average number of shares outstanding, net of own shares, must be adjusted for all the inherent dilutive effects to the potential common shares (stock options, warrants and convertible debt).

Accordingly, the basic and diluted earnings per share as of March 31, 2025 and 2024 were determined as follows:

	March	March
	2025	2024
Basic earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million of Chilean pesos)	328,944	297,655
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Earning per shares (in Chilean pesos)	3.26	2.95

Diluted earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million of Chilean pesos)	328,944	297,655
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Assumed conversion of convertible debt	—	—
Adjusted number of shares	101,017,081,114	101,017,081,114
Diluted earnings per share (in Chilean pesos)	3.26	2.95

As of March 31, 2025 and 2024, the Bank does not have instruments that generate dilutive effects.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity, continued:

(e)	Other comprehensive income:

Below is the composition and changes of accumulated other comprehensive income as of March 31, 2025 and 2024:

	Elements that will not be reclassified in profit or loss				Elements that can be reclassified in profit or loss
	New measurements of net defined benefit liability and actuarial results for other employee benefit plans	Fair value changes of equity instruments designated as at fair value through other comprehensive income	Income tax	Subtotal	Fair value changes of financial assets at fair value through other comprehensive income	Cash flow accounting hedge	Participation in other comprehensive income of entities registered under the equity method	Income tax	Subtotal	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2024	(413)	9,668	(2,499)	6,756	9,142	9,401	(74)	(983)	17,486	24,242
Other comprehensive income for the period	115	518	(171)	462	6,440	(5,247)	7	(1,012)	188	650
Balances as of March 31, 2024	(298)	10,186	(2,670)	7,218	15,582	4,154	(67)	(1,995)	17,674	24,892

Opening balances as of January 1, 2025	(298)	9,456	(1,606)	7,552	4,478	(12,397)	(48)	4,192	(3,775)	3,777
Other comprehensive income for the period	(62)	(1,492)	(101)	(1,655)	2,303	(9,884)	5	2,419	(5,157)	(6,812)
Balances as of March 31, 2025	(360)	7,964	(1,707)	5,897	6,781	(22,281)	(43)	6,611	(8,932)	(3,035)

During 2025, a reclassification was made from comprehensive income to equity reserves as a result of the sale of equity instruments irrevocably designated at fair value for Ch$1,916 million.

(e)	Retained earnings from previous years:

During the year 2025, the Ordinary Shareholders Meeting of Banco de Chile agreed to deduct and withhold from the year 2024 liquid income, an amount equivalent to the value effect of the monetary unit of paid capital and reserves according to the variation in the Consumer Price Index, which occurred between November 2023 and November 2024, amounting to Ch$212,012 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Contingencies and Commitments:

(a)	The Bank and its subsidiaries have exposures associated with contingent loans and other liabilities according to the following detail:

(a.1)	Contingent loans:

	March	December
	2025	2024
	MCh$	MCh$
Guarantees and sureties
Guarantees and sureties in chilean currency	—	—
Guarantees and sureties in foreign currency	357,699	336,737

Letters of credit for goods circulation operations	455,951	442,216

Debt purchase commitments in local currency abroad	—	—

Transactions related to contingent events
Transactions related to contingent events in chilean currency	2,315,123	2,544,288
Transactions related to contingent events in foreign currency	576,011	580,338

Undrawn credit lines with immediate termination
Balance of lines of credit and agreed overdraft in current account – commercial loans	1,651,189	1,642,163
Balance of lines of credit on credit card – commercial loans	353,196	359,638
Balance of lines of credit and agreed overdraft in current account – consumer loans	1,506,143	1,497,076
Balance of lines of credit on credit card – consumer loans	7,694,312	7,626,423
Balance of lines of credit and agreed overdraft in current account – due from banks loans	—	—

Undrawn credit lines	—	—

Other commitments
Credits for higher studies Law No. 20,027 (CAE)	—	—
Other irrevocable credit commitments	40,764	51,889

Other credit commitments	—	—
Total	14,950,388	15,080,768

(a.2)	Responsibilities assumed to meet customer needs:

	March	December
	2025	2024
	MCh$	MCh$

Transactions on behalf of third parties
Collections	174,833	214,446
Placement or sale of financial instruments	—	—
Transferred financial assets managed by the bank	—	—
Third-party resources managed by the bank	1,149,320	1,147,660
Subtotal	1,324,153	1,362,106

Securities custody
Securities safekept by a banking subsidiary	8,203,591	7,443,549
Securities safekept by the Bank	3,962,122	3,318,810
Securities safekept deposited in another entity	20,794,274	19,509,831
Securities issued by the bank	—	—
Subtotal	32,959,987	30,272,190

Total	34,284,140	31,634,296

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Contingencies and Commitments, continued:

(b)	Lawsuits and legal proceedings:

(b.1)	Normal judicial contingencies in the industry:

At the date of issuance of these Interim Consolidated Financial Statements, there are legal actions filed against the Bank related with the ordinary course operations. As of March 31, 2025, the Bank maintain provisions for judicial contingencies amounting to Ch$1,849 million (Ch$1,592 million as of December 2024), which are part of the item “Provisions for contingencies” in the Statement of Financial Position.

The estimated end dates of the respective legal contingencies are as follows:

	As of March 31, 2025
	2025	2026	2027	2028	2029	Total
	MCh	$MCh	$MCh	$MCh	$MCh	$MCh$

Legal contingencies	954	488	407	—	—	1,849

(b.2)	Contingencies for significant lawsuits in courts:

As of March 31, 2025 and December 31, 2024, there are not significant lawsuits in court that affect or may affect these Interim Consolidated Financial Statements.

(c)	Guarantees granted by operations:

i.	In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article No, 12 of Law No. 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established, and in such role the Bank has issued bank guarantees totaling UF 4,872,400 maturing January 7, 2026. The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 722,700.

As of March 31, 2025 and 2024, the Bank has not guaranteed mutual funds.

ii.	In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as broker-dealer entity, in conformity with the provisions from Article 30 and subsequent of Law No. 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Mapfre Seguros Generales S.A., that matures April 22, 2026, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations, continued:

	March	December
	2025	2024
	MCh$	MCh$
Guarantees:
Shares received as collateral for simultaneous operations:
Santiago Securities Exchange, Stock Exchange	13,909	9,171
Electronic Chilean Securities Exchange, Stock Exchange	46,807	32,024

Fixed income securities delivered to guarantee CCLV system:
Santiago Securities Exchange, Stock Exchange	7,843	7,843

Fixed income securities as collateral for the Santiago Stock Exchange	2,148	2,148

Shares delivered to guarantee equity lending and short-selling:
Santiago Securities Exchange, Stock Exchange	8,626	4,744

Cash guarantees received for operations with derivatives	3,871	3,931
Cash guarantees for operations with derivatives	2,693	4,043

Equity securities received for operations with derivatives:
Electronic Chilean Securities Exchange, Stock Exchange	—	101
Depósito Central de Valores S.A.	848	2,227

Total	86,745	66,232

In conformity with the internal regulation of the stock exchanges in which it participates, and for the purpose of ensuring its proper performance, the subsidiary Banchile Corredores de Bolsa S.A maintains in favor of the Santiago Stock Exchange a guarantee in fixed income financial instruments equivalent to Ch$2,148 million. It also maintains a pledge in favor of the Electronic Stock Exchange for three hundred thousand shares of said institution.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Chubb Seguros Chile S.A. that expires June 30, 2025, this considers matters of employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$20,000,000.

It also provided a bank guarantee in the amount of UF 410,800 for the benefits of investors in portfolio management contracts. This bank guarantee is revaluated in UF to fixed term, non-endorsable and has a maturity date of January 8, 2026.

It also provided a cash guarantee in the amount of US$122,494.32 for the purpose of complying with the obligations to Pershing, for any operations conducted through that broker, additionally, there are US$1,376,176.42 for variable income operations.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations, continued:

A guarantee corresponding to UF 10,000 has been constituted, to guarantee compliance with the investment portfolio management service contract. Said guarantee corresponds to a non-endorsable fixed-term readjustable bond in UF issued by Banco de Chile with validity until January 27, 2026.

iii. In subsidiary Banchile Corredores de Seguros Ltda.:

According to established in article 58, letter D of D.F.L. 251, as of March 31, 2025 the entity maintains two insurance policies with effect from April 15, 2024 to April 14, 2025 which protect it against of potential damages caused by infractions of the law, regulations and complementary rules that regulate insurance brokers, especially when the non-compliance comes from acts, errors or omissions of the broker, its representatives, agents or dependents that participate in the intermediation.

The policies contracted are:

Matter insured	Amount Insured (UF)

Errors and omissions liability policy (*)	500
Civil liability policy (*)	60,000

(*)	The new policies contracted will come into effect as of April 15, 2025, both expiring on April 14, 2026.

(d)	Exempt Resolution No. 270 dated October 30, 2014, the Superintendency of Securities and Insurance (current Commission for the Financial Market) imposed a fine of UF 50,000 to Banchile Corredores de Bolsa S.A. for violations of the second paragraph of article 53 of the Securities Market Law, said company filed a claim with the competent Civil Court requesting the annulment of the fine. On December 10, 2019, a judgement in the case was issued reducing the fine to the amount of UF 7,500, which was confirmed in the second instance by the Illustrious Court of Appeals of Santiago. The intervening parties filed cassation appeals in form and substance before the Supreme Court against the sentence in second instance. On August 13, 2024 the Supreme Court ordered the hearing of the case, which is pending as of this date.

The company has not made provisions considering that the Bank’s legal advisors in charge of the procedure estimate that there are solid grounds that the claim filed by Banchile Corredores de Bolsa S.A. can be accepted.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

30.	Interest Revenue and Expenses:

(a)	At the end of the period, the summary of interest is as follows:

	March	March
	2025	2024
	MCh$	MCh$

Interest revenue	664,976	800,766
Interest expenses	(235,414)	(337,325)
Total net interest income	429,562	463,441

(b)	The composition of interest revenue is as follows:

	March	March
	2025	2024
	MCh$	MCh$

Financial assets at amortized cost:
Rights from resale agreements and securities lending	1,374	1,231
Debt financial instruments	3,403	33,919
Loans and advances to Banks	13,907	30,640
Commercial loans	308,207	359,935
Residential mortgage loans	109,546	98,109
Consumer Loans	203,823	207,712
Other financial instruments	10,851	19,152
Financial assets at fair value through other comprehensive income:
Debt financial instruments	23,701	60,339
Other financial instruments	—	—
Income of accounting hedges of interest rate risk	(9,836)	(10,271)
Total	664,976	800,766

(b.1)	At the end of the period, the stock of interest not recognized in income is as follows:

	March	March
	2025	2024
	MCh$	MCh$

Commercial loans	37,536	39,847
Residential mortgage loans	7,267	4,558
Consumer Loans	3,280	4,505
Total	48,083	48,910

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

30.	Interest Revenue and Expenses, continued:

(c)	The composition of interest expenses is as follows:

	March	March
	2025	2024
	MCh$	MCh$

Financial liabilities at amortized cost:
Current accounts and other demand deposits	267	542
Saving accounts and time deposits	156,503	253,119
Obligations by repurchase agreements and securities lending	2,346	4,167
Borrowings from financial institutions	15,470	21,726
Debt financial instruments issued	66,570	63,424
Other financial obligations	—	—
Lease liabilities	564	624
Financial instruments of regulatory capital issued	8,704	8,505
Income of accounting hedges of interest rate risk	(15,010)	(14,782)
Total	235,414	337,325

(d)	As of March 31, 2025 and 2024, the Bank uses cross currency and interest rate swaps to hedge its position on changes on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency

	March 2025			March 2024
	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	—	—	—	—	—	—
Loss from fair value accounting hedges	—	—	—	—	—	—
Gain from cash flow accounting hedges	4,062	22,010	26,072	2,790	19,904	22,694
Loss from cash flow accounting hedges	(13,898)	(7,000)	(20,898)	(13,061)	(5,122)	(18,183)
Net gain on hedge items	—	—	—	—	—	—
Total	(9,836)	15,010	5,174	(10,271)	14,782	4,511

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

31.	UF indexation revenue and expenses:

(a)	At the end of the period, the summary of UF indexation is as follows:

	March	March
	2025	2024
	MCh$	MCh$

UF indexation revenue	249,053	154,693
UF indexation expenses	(132,944)	(87,800)
Total net income from UF indexation	116,109	66,893

(b)	The composition of UF indexation revenue is as follows

	March	March
	2025	2024
	MCh$	MCh$

Financial assets at amortized cost:
Rights from resale agreements and securities lending	—	—
Debt financial instruments	7,654	4,936
Loans and advances to Banks	—	—
Commercial loans	93,604	59,326
Residential mortgage loans	162,910	101,460
Consumer Loans	354	263
Other financial instruments	718	1,020
Financial assets at fair value through other comprehensive income:
Debt financial instruments	8,821	4,886
Other financial instruments	—	—
Income of accounting hedges of UF, IVP, IPC indexation risk	(25,008)	(17,198)
Total	249,053	154,693

(b.1)	At the end of the period, the stock of UF indexation not recognized in results is as follows:

	March	March
	2025	2024
	MCh$	MCh$

Commercial loans	4,764	4,717
Residential mortgage loans	9,266	6,385
Consumer Loans	11	12
Total	14,041	11,114

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

31.	UF indexation revenue and expenses, continued:

(c)	The composition of UF indexation expenses is as follows:

	March	March
	2025	2024
	MCh$	MCh$

Financial liabilities at amortized cost:
Current accounts and other demand deposits	6,695	4,028
Saving accounts and time deposits	20,836	15,313
Obligations by repurchase agreements and securities lending	—	—
Borrowings from financial institutions	—	—
Debt financial instruments issued	92,283	59,957
Other financial obligations	—	—
Financial instruments of regulatory capital issued	13,130	8,502
Income of accounting hedges of UF, IVP, IPC indexation risk	—	—
Total	132,944	87,800

(d)	As of March 31, 2025 and 2024, the Bank uses cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

	March 2025			March 2024
	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	—	—	—	—	—	—
Loss from fair value accounting hedges	—	—	—	—	—	—
Gain from cash flow accounting hedges	1,691	—	1,691	3,087	—	3,087
Loss from cash flow accounting hedges	(26,699)	—	(26,699)	(20,285)	—	(20,285)
Net gain on hedge items	—	—	—	—	—	—
Total	(25,008)	—	(25,008)	(17,198)	—	(17,198)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

32.	Income and Expenses from commissions:

The income and expenses for commissions that are shown in the Interim Consolidated Statement of Income for the period is as following:

	March	March
	2025	2024
	MCh$	MCh$

Income from commissions and services rendered
Comissions from card services	64,176	56,716
Remuneration from administration of mutual funds, investment funds or others	39,796	32,396
Comissions from collections and payments	18,670	20,011
Comissions from portfolio management	17,797	17,104
Comissions from guarantees and letters of credit	10,271	10,033
Brand use agreement	7,732	6,903
Insurance not related to the granting of credits to natural persons	6,391	6,184
Comissions from trading and securities management	5,589	4,710
Use of distribution channel	4,936	7,623
Comissions from credit prepayments	3,585	3,478
Insurance related to the granting of credits to natural persons	1,989	3,931
Insurance not related to the granting of credits to legal entities	1,631	1,695
Financial advisory services	1,249	88
Comissions from lines of credit and current account overdrafts	1,231	1,246
Insurance related to the granting of credits to legal entities	444	409
Comissions from factoring operations services	307	322
Loan commissions with letters of credit	6	18
Other commission earned	7,193	7,070
Total	192,993	179,937

Expenses from commissions and services received
Commissions from card transactions	(17,360)	(14,790)
Interbank transactions	(6,574)	(9,466)
Expenses from obligations of loyalty and merit card customers programs	(6,089)	(12,548)
Commissions from use of card brands license	(2,571)	(2,055)
Comissions from securities transaction	(1,461)	(1,397)
Collections and payments	(1,028)	(1,055)
Other commissions from services received	(1,061)	(1,154)
Total	(36,144)	(42,465)

Total Net	156,849	137,472

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

33.	Net Financial income (expense):

(a)	The amount of net financial income (expense) shown in the Interim Consolidated Income Statement for the period corresponds to the following concepts:

	March	March
	2025	2024
	MCh$	MCh$
Financial result from:
Financial assets held for trading at fair value through profit or loss:
Financial derivative contracts	422,477	1,485,184
Debt Financial Instruments	34,451	57,943
Other financial instruments	5,188	8,048

Financial liabilities held for trading at fair value through profit or loss:
Financial derivative contracts	(419,859)	(1,554,945)
Other financial instruments	(111)	(473)
Subtotal	42,146	(4,243)

Non-trading financial assets mandatorily measured at fair value through profit or loss:
Debt Financial Instruments	—	—
Other financial instruments	—	—

Financial assets designated as at fair value through profit or loss:
Debt Financial Instruments	—	—
Other financial instruments	—	—

Financial liabilities designated as at fair value through profit or loss:
Current accounts and other demand deposits and savings accounts and other time deposits	—	—
Debt instruments issued	—	—
Others	—	—

Derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income:
Financial assets at amortized cost	—	—
Financial assets at fair value through other comprehensive income	1,013	2,539
Financial liabilities at amortized cost	—	—
Financial instruments of regulatory capital issued	—	—
Subtotal	1,013	2,539

Exchange, indexation and accounting hedging of foreign currency:
Gain (loss) from foreign currency exchange	77,993	(92,553)
Gain (loss) from indexation for exchange rate	(8,270)	17,209
Net gain (loss) from derivatives in accounting hedges of foreign currency risk	(52,240)	181,791
Subtotal	17,483	106,447

Reclassification of financial assets for changes to business models:
From financial assets at amortized cost to financial assets held for trading at fair value through profit or loss	—	—
From financial assets at fair value through other comprehensive income to financial assets held for trading at fair value through profit or loss	—	—

Modifications of financial assets and liabilities:
Financial assets at amortized cost	—	—
Financial assets at fair value through other comprehensive income	—	—
Financial liabilities at amortized cost	—	—
Lease liabilities	—	—
Financial instruments of regulatory capital issued	—	—

Ineffective accounting hedges:
Gain (loss) from ineffective cash flow accounting hedges	—	—
Gain (loss) from ineffective accounting hedges of net investment abroad	—	—

Other type of accounting hedges:
Hedges of other types of financial assets	—	—

Total	60,642	104,743

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

33.	Net Financial income (expense), continued:

(b)	Below is a detail of the income (expense) associated with the changes of provisions constituted for credit risk related to loans and contingent loans denominated in foreign currency, which is reflected in “Exchange, indexation and accounting hedging of foreign currency”.

	March	March
	2025	2024
	MCh$	MCh$

Loans and advances to Banks	28	(85)
Commercial loans	3,262	(9,413)
Residential mortgage loans	—	—
Consumer loans	88	(114)
Contingent loans	719	(1,351)
Total	4,097	(10,963)

34.	Income attributable to investments in other companies:

The income obtained from investments in companies detailed in note No. 14 corresponds to the following:

		March	March
Company	Shareholder	2025	2024
		MCh$	MCh$
Income attributable to investments in other companies:

Associates
Transbank S.A.	Banco de Chile	739	(1,058)
Centro de Compensación Automatizado S.A.	Banco de Chile	364	263
Redbanc S.A.	Banco de Chile	212	184
Administrador Financiero de Transantiago S.A.	Banco de Chile	86	102
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	78	70
Servicios de Infraestructura de Mercado OTC S.A.	Banco de Chile	48	21
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	47	6
Subtotal Associates		1,574	(412)

Joint Ventures
Servipag Ltda.	Banco de Chile	160	459
Artikos Chile S.A.(*)	Banco de Chile	—	142
Subtotal Joint Ventures		160	601
Subtotal		1,734	189

Minority Investments
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)	Banco de Chile	—	29
Subtotal Minority Investments		—	29

Total Investments in other companies		1,734	218

(*) On September 26, 2024, at a Board meeting, it was agreed to accept the binding purchase offer presented by the Santiago Chamber of Commerce A.G. for 100% of the shares of Artikos Chile S.A. (“Artikos”).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

35.	Result from non-current assets and disposal groups held for sale not admissible as discontinued operations:

The composition of the results of non-current assets and disposal groups not eligible as discontinued operations during the periods 2025 and 2024 is as follows:

	March	March
	2025	2024
	MCh$	MCh$

Net income from assets received in payment or adjudicated in judicial auction
Gain (loss) on sale of assets received in lieu of payment or foreclosed at judicial auction	3,113	1,874
Other income from assets received in payment or foreclosed at judicial auction	9	3
Provisions for adjustments to net realizable value of assets received in lieu of payment or foreclosed at judicial auction	(438)	(388)
Charge-off assets received in lieu of payment or foreclosed at judicial auction	(5,459)	(2,511)
Expenses to maintain assets received in lieu of payment or foreclosed at judicial auction	(138)	(174)
Non-current assets held for sale
Investments in other companies	—	—
Intangible assets	—	—
Property and equipment	2,111	88
Assets for recovery of assets transferred in financial leasing operations	1,042	95
Other assets	—	—
Disposal groups held for sale	—	—
Total	240	(1,013)

36.	Other operating Income and Expenses:

a)	During the periods 2024 and 2024, the Bank and its subsidiaries present other operating income, according to the following:

	March	March
	2025	2024
	MCh$	MCh$

Expense recovery	6,760	6,226
Revaluation of tax refunds from previous years	5,300	—
Income from investment properties	1,726	1,703
Revaluation of prepaid monthly payments	119	427
Foreign trade income	23	26
Others income	152	210
Total	14,080	8,592

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

36.	Other operating Income and Expenses, continued:

b)	During the periods 2025 and 2024, the Bank and its subsidiaries present other operating expenses, according to the following:

	March	March
	2025	2024
	MCh$	MCh$

Write-offs for operating risks	7,261	7,995
Insurance premiums expense to cover operational risk events	1,564	1,528
Expenses for credit operations of financial leasing	1,547	1,392
Card administration	924	315
Legal expenses and trials	433	1,253
Provision for pending operations (90 days)	307	101
Provisions for trials and litigation	257	(69)
Write-offs for commercial decisions	154	50
Valuation expense	85	60
Life insurance	79	73
Renegotiated loan insurance premium	51	63
Expenses for charge-off leased assets recoveries	8	33
(Release) expense of provisions for operational risk	(353)	—
Expense recovery from operational risk events	(3,076)	(3,054)
Other expenses	129	(25)
Total	9,370	9,715

37.	Expenses from salaries and employee benefits:

The composition of the expense for employee benefit obligations during the periods 2025 and 2024 is as follows:

	March	March
	2025	2024
	MCh$	MCh$

Expenses for short-term employee benefit	130,600	132,760
Expenses for employee benefits due to termination of employment contract	7,311	5,480
Training expenses	777	904
Expenses for nursery and kindergarten	406	376
Other personnel expenses	1,822	1,890
Total	140,916	141,410

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

38.	Administrative expenses:

This item is composed as follows:

	March	March
	2025	2024
	MCh$	MCh$
General administrative expenses
Information technology and communications	39,928	39,166
Maintenance and repair of property and equipment	12,397	13,722
Surveillance and securities transport services	3,043	3,117
Office supplies	2,476	2,159
External financial information and fraud prevention service	2,365	2,025
External advisory services and professional services fees	2,232	2,142
Energy, heating and other utilities	1,783	1,579
Legal and notary expenses	1,533	1,267
External service of custody of documentation	1,299	1,105
Expenses for short-term leases	1,112	651
Postal box, mail, postage and home delivery services	1,092	1,523
Other expenses of obligations for lease contracts	973	1,165
Insurance premiums except to cover operational risk events	963	1,141
Representation and travel expenses	682	627
Donations	663	1,383
Card embossing service	457	555
Fees for other technical reports	226	260
Fees for review and audit of the financial statements by the external auditor	226	201
Expenses for leases low value	134	138
Fines applied by other agencies	12	7
Title classification fees	7	19
Other general administrative expenses	5,068	5,275

Outsource services
Technological developments expenses, certification and technology testing	5,347	6,479
Data processing	2,635	2,618
External credit evaluation service	1,360	1,202
External collection service	1,137	1,209
External human resources administration services and supply of external personnel	547	535
Call Center service for sales, marketing, quality control customer service	197	568
External cleaning service, casino, custody of files and documents, storage of furniture and equipment	54	126
Other outsource services	284	198

Board expenses
Board of Directors Compensation	846	810
Other Board expenses	17	16

Marketing	9,544	9,604

Taxes, contributions and other legal charges
Contribution to the banking regulator	3,610	3,808
Property taxes	1,661	1,666
Taxes other than income tax	736	670
Municipal patents	435	471
Other legal charges	15	16
Total	107,096	109,223

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Depreciation and Amortization:

The amounts corresponding to charges to results for depreciation and amortization during the periods 2025 and 2024, are detailed as follows:

	March	March
	2025	2024
	MCh$	MCh$

Amortization of intangibles assets
Other intangible assets arising from business combinations	—	—
Other independently originated intangible assets	10,026	8,558
Depreciation of property and equipment
Buildings and land	2,458	2,417
Other property and equipment	3,735	5,146
Depreciation and impairment of leased assets
Buildings and land	7,075	6,910
Other property and equipment	—	—
Depreciation for improvements in leased real estate as leased of right-to-use assets	264	282
Amortization for the right-to-use other intangible assets under lease	—	—
Depreciation of other assets for investment properties	89	89
Amortization of other assets per activity income asset	—	—
Total	23,647	23,402

40.	Impairment of non-financial assets:

As of March 31, 2025 and 2024, the composition of the item for impairment of non-financial assets is composed as follows:

	March	March
	2025	2024
	MCh$	MCh$

Impairment of intangible assets	—	—
Impairment of property and equipment	5	—
Impairment of assets from income from ordinary activities from contracts with customers	4	94
Total	9	94

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Credit loss expense:

(a)	The composition is as follows:

	March	March
	2025	2024
	MCh$	MCh$

Expense of provisions established for loan credit risk	149,489	118,806
Expense of special provisions for credit risk	(42,622)	6,038
Recovery of written-off credits	(16,720)	(13,161)
Impairments for credit risk from financial assets at fair value through other comprehensive income	57	1,485
Total	90,204	113,168

(b)	Summary of the expense of provisions constituted for credit risk and expense for credit losses:

	Expense of loans provisions constituted in the period
	Normal Portfolio		Substandard Portfolio		Non-Complying Portfolio		Deductible warranty
	Evaluation		Evaluation		Evaluation		Fogape
As of March 31, 2025	Individual	Group	Individual	Individual	Group	Subtotal	Covid-19	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
Provisions established	40	—	—	—	—	40	—	40
Provisions released	—	—	—	—	—	—	—	—
Subtotal	40	—	—	—	—	40	—	40
Commercial loans
Provisions established	9,007	383	1,117	2,242	15,287	28,036	—	28,036
Provisions released	—	—	—	—	—	—	(196)	(196)
Subtotal	9,007	383	1,117	2,242	15,287	28,036	(196)	27,840
Residential mortgage loans
Provisions established	—	425	—	—	2,693	3,118	—	3,118
Provisions released	—	—	—	—	—	—	—	—
Subtotal	—	425	—	—	2,693	3,118	—	3,118
Consumer loans
Provisions established	—	47,521	—	—	70,970	118,491	—	118,491
Provisions released	—	—	—	—	—	—	—	—
Subtotal	—	47,521	—	—	70,970	118,491	—	118,491
Expense (release) of provisions for credit risk	9,047	48,329	1,117	2,242	88,950	149,685	(196)	149,489

Recovery of written-off credits
Loans and advances to Banks								—
Commercial loans								(3,237)
Residential mortgage loans								(2,479)
Consumer loans								(11,004)
Subtotal								(16,720)
Loan credit loss expenses								132,769

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Credit loss expense, continued:

(b)	Summary of the expense of provisions constituted for credit risk and expense for credit losses, continued;

	Expense of loans provisions constituted in the period
	Normal Portfolio		Normal Portfolio		Non-Complying Portfolio		Deductible warranty
	Evaluation		Evaluation		Evaluation		Fogape
As of March 31, 2024	Individual	Group	Individual	Individual	Group	Subtotal	Covid-19	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
Provisions established	—	—	—	—	—	—	—	—
Provisions released	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—
Commercial loans
Provisions established	8,315	647	—	9,426	15,732	34,120	—	34,120
Provisions released	—	—	(136)	—	—	(136)	(2,302)	(2,438)
Subtotal	8,315	647	(136)	9,426	15,732	33,984	(2,302)	31,682
Residential mortgage loans
Provisions established	—	42	—	—	2,264	2,306	—	2,306
Provisions released	—	—	—	—	—	—	—	—
Subtotal	—	42	—	—	2,264	2,306	—	2,306
Consumer loans
Provisions established	—	—	—	—	93,563	93,563	—	93,563
Provisions released	—	(8,745)	—	—	—	(8,745)	—	(8,745)
Subtotal	—	(8,745)	—	—	93,563	84,818	—	84,818
Expense (release) of provisions for credit risk	8,315	(8,056)	(136)	9,426	111,559	121,108	(2,302)	118,806

Recovery of written-off credits
Loans and advances to Banks								—
Commercial loans								(3,138)
Residential mortgage loans								(1,423)
Consumer loans								(8,600)
Subtotal								(13,161)
Loan credit loss expenses								105,645

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Credit loss expense, continued:

(c)	Summary of expense for special provisions for credit risk:

	March	March
	2025	2024
	MCh$	MCh$
Expenses of provisions for contingent loans:
Loans and advances to Banks	—	—
Commercial loans	(1,006)	3,017
Consumer loans	28,238	(316)
Expenses form provisions for country risk for transactions with debtors with residence abroad	(819)	3,337
Expense of special provisions for loans abroad	—	—
Expenses of additional loan provisions:
Commercial loans	(69,035)	—
Residential mortgage loans	—	—
Consumer loans	—	—
Expense of other special provisions established for credit risk	(42,622)	6,038

42.	Income from discontinued operations:

As of March 31, 2025 and 2024, the Bank does not maintain income from discontinued operations.

43.	Related Party Disclosures:

Related parties are considered to be those natural or legal persons who are in positions to directly or indirectly have significant influence through their ownership or management of the Bank and its subsidiaries, as set out in the Compendium of Accounting Standards for Banks and Chapter 12-4 of the current Compilation of Standards issued by the CMF.

According to the above, the Bank has considered as related parties those natural or legal persons who have a direct participation or through third parties on Bank ownership, where such participation exceeds 5% of the shares, and also people who, regardless of ownership, have authority and responsibility for planning, management and control of the activities of the entity or its subsidiaries. There also are considered as related the companies in which the parties related by ownership or management of the Bank have a share which reaches or exceeds 5%, or has the position of director, general manager or equivalent.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(a)	Assets and liabilities with related parties:

	Related Party Type
Type of current assets and liabilities with related parties As of March 31, 2025	Parent Entity	Other Legal Entity	Key Personnel of the Consolidated Bank	Other Related Parties	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Financial assets held for trading at fair value through profit or loss:
Derivative Financial Instruments	—	264,771	—	—	264,771
Debt financial instruments	—	—	—	—	—
Other financial instruments	—	4,670	—	—	4,670
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—	—	—	—
Financial assets designated as at fair value through profit or loss	—	—	—	—	—
Financial assets at fair value through other comprehensive income	—	5,504	—	—	5,504
Derivative Financial Instruments for hedging purposes	—	—	—	—	—
Financial assets at amortized cost:
Rights from resale agreements and securities lending	—	—	—	—	—
Debt financial instruments	—	—	—	—	—
Commercial loans	—	166,151	1,901	10,096	178,148
Residential mortgage loans	—	—	15,030	58,389	73,419
Consumer Loans	—	—	1,590	10,416	12,006
Allowances established – loans	—	(1,522)	(55)	(404)	(1,981)
Other assets	16	178,698	4	42	178,760
Contingent loans	—	141,257	4,163	17,619	163,039

LIABILITIES
Financial liabilities held for trading at fair value through profit or loss:
Derivative Financial Instruments	—	298,862	—	—	298,862
Financial liabilities designated as at fair value through profit or loss	—	—	—	—	—
Derivative Financial Instruments for hedging purposes	—	5,208	—	—	5,208
Financial liabilities at amortized cost:
Current accounts and other demand deposits	229	136,775	2,847	6,279	146,130
Saving accounts and time deposits	246,306	106,605	4,366	21,496	378,773
Obligations by repurchase agreements and securities lending	—	2,001	—	—	2,001
Borrowings from financial institutions	—	49,936	—	—	49,936
Debt financial instruments issued	—	—	—	—	—
Other financial obligations	—	—	—	—	—
Lease liabilities	—	8,761	—	—	8,761
Other liabilities	—	151,804	130	6	151,940

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(a)	Assets and liabilities with related parties, continued:

	Related Party Type
Type of current assets and liabilities with related parties As of December 31, 2024	Parent Entity	Other Legal Entity	Key Personnel of the Consolidated Bank	Other Related Parties	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Financial assets held for trading at fair value through profit or loss:
Derivative Financial Instruments	—	273,492	—	—	273,492
Debt financial instruments	—	—	—	—	—
Other financial instruments	—	—	—	—	—
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—	—	—	—
Financial assets designated as at fair value through profit or loss	—	—	—	—	—
Financial assets at fair value through other comprehensive income	—	5,388	—	—	5,388
Derivative Financial Instruments for hedging purposes	—	—	—	—	—
Financial assets at amortized cost:
Rights from resale agreements and securities lending	—	—	—	—	—
Debt financial instruments	—	—	—	—	—
Commercial loans	—	266,912	1,291	9,967	278,170
Residential mortgage loans	—	—	14,694	59,861	74,555
Consumer Loans	—	—	1,656	11,482	13,138
Allowances established – loans	—	(1,291)	(30)	(326)	(1,647)
Other assets	16	132,549	38	7	132,610
Contingent loans	—	159,749	3,822	17,761	181,332

LIABILITIES
Financial liabilities held for trading at fair value through profit or loss:
Derivative Financial Instruments	—	300,756	—	—	300,756
Financial liabilities designated as at fair value through profit or loss	—	—	—	—	—
Derivative Financial Instruments for hedging purposes	—	3,137	—	—	3,137
Financial liabilities at amortized cost:
Current accounts and other demand deposits	170	141,497	2,860	6,844	151,371
Saving accounts and time deposits	151,595	78,618	3,093	19,082	252,388
Obligations by repurchase agreements and securities lending	—	—	—	—	—
Borrowings from financial institutions	—	3,175	—	—	3,175
Debt financial instruments issued	—	—	—	—	—
Other financial obligations	—	—	—	—	—
Lease liabilities	—	9,200	—	—	9,200
Other liabilities	—	140,479	532	5	141,016

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(b)	Income and expenses from related party transactions (*):

As of March 31, 2025	Parent Entity	Other Legal Entity	Key personnel of the consolidated Bank	Other Related parties	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Interest revenue	—	7,858	124	735	8,717
UF indexation revenue	—	572	201	837	1,610
Income from commissions	43	23,617	12	12	23,684
Net Financial income (expense)	—	19,885	—	—	19,885
Other income	—	—	—	—	—
Total Income	43	51,932	337	1,584	53,896

Interest expense	528	604	40	227	1,399
UF indexation expenses	—	—	—	—	—
Expenses from commissions	—	7,400	—	—	7,400
Expenses credit losses (gains)	—	135	30	111	276
Expenses from salaries and employee benefits	—	—	18,291	31,791	50,082
Administrative expenses	—	2,328	882	9	3,219
Other expenses	—	—	—	—	—
Total Expenses	528	10,467	19,243	32,138	62,376

As of March 31, 2024	Parent Entity	Other Legal Entity	Key personnel of the consolidated Bank	Other Related parties	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Interest revenue	—	3,892	141	740	4,773
UF indexation revenue	—	342	156	573	1,071
Income from commissions	27	23,454	11	22	23,514
Net Financial income (expense)	—	19,299	—	—	19,299
Other income	—	—	—	—	—
Total Income	27	46,987	308	1,335	48,657

Interest expense	746	3,112	99	448	4,405
UF indexation expenses	—	—	3	—	3
Expenses from commissions	—	5,377	—	—	5,377
Expenses credit losses (gains)	—	851	(2)	(36)	813
Expenses from salaries and employee benefits	—	16	19,917	32,676	52,609
Administrative expenses	—	2,107	935	34	3,076
Other expenses	—	—	—	3	3
Total Expenses	746	11,463	20,952	33,125	66,286

(*)	This does not constitute a Statement of Income from operations with related parties since the assets with these parties are not necessarily equal to the liabilities and in each of them the total income and expenses are reflected and not those corresponding to matched operations.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(c)	Transactions with related parties: Below are the individual transactions in the period with related parties that are legal entities, which do not correspond to the usual operations of the line of business carried out with customers in general and when said individual transactions consider a transfer of resources, services or obligations greater than UF 2,000.

As of March 31, 2025

	Nature of the relationship	Description of the transaction			Transactions under equivalent conditions to those transactions with mutual independence		Effect on Income		Effect on Financial position
Company name	with the Bank	Type of service	Term	Renewal conditions	between the parties	Amount MCh$	Income MCh$	Expenses MCh$	Accounts receivable MCh$	Accounts payable MCh$

Servipag Ltda.	Joint venture	Collection services	30 days	Contract	Yes	1,017	—	1,017	—	338
Bolsa de Comercio de Santiago, Bolsa de Valores	Minority investments	Brokerage commission	30 days	Contract	Yes	105	—	105	—	72
Enex S.A.	Other related parties	Rent spaces for ATM	30 days	Contract	Yes	663	—	663	—	383
Redbanc S.A.	Associates	Electronic transaction management services	30 days	Contract	Yes	4,701	—	4,701	—	1,617
		IT services	30 days	Contract	Yes	98	—	98	—	—
Depósito Central de Valores S.A.	Other related parties	Quality control and custodial services	30 days	Contract	Yes	170	—	170	—	96
		Custodial services	30 days	Contract	Yes	317	—	317	—	—
CCLV Contraparte Central S.A.	Minority investments	Brokerage commission	30 days	Contract	Yes	97	—	97	—	24
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Associates	Collection services	30 days	Contract	Yes	344	—	344	—	88
Comder Contraparte Central S.A.	Other related parties	Securities clearing services	30 days	Contract	Yes	135	—	135	—	—
Citigroup Global Markets INC	Other related parties	Brokerage commission	30 days	Contract	Yes	121	—	121	—	57
Transbank S.A.	Associates	Card processing	30 days	Contract	Yes	148	—	148	—	74
		Exchange commission	30 days	Contract	Yes	20,595	20,595	—	—	—
Centro de Compensación Automatizado S.A.	Associates	Fraud prevention services	30 days	Contract	Yes	332	—	332	—	—
		Transfer services	30 days	Contract	Yes	688	—	688	—	330
Artikos Chile S.A.	Joint venture	IT services	30 days	Contract	Yes	79	—	79	—	1
Citibank N.A.	Other related parties	Connectivity business commissions	Quarterly	Contract	Yes	1,635	1,635	—	3,441	—
Nuevos Desarrollos S.A.	Other related parties	Financial lease agreements	30 days	Contract	Yes	49	—	—	—	455
Plaza Vespucio SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	33	—	—	—	125
Plaza Oeste SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	67	—	—	—	758
Plaza del Trebol SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	64	—	—	—	71
Plaza Tobalaba SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	36	—	—	—	80
Plaza La Serena SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	63	—	—	—	558
Inmobiliaria Mall Calama S.A.	Other related parties	Financial lease agreements	30 days	Contract	Yes	36	—	—	—	105

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(c)	Transactions with related parties, continued:

As of December 31, 2024

	Nature of the relationship	Description of the transaction			Transactions under equivalent conditions to those transactions with mutual independence		Effect on Income		Effect on Financial position
Company name	with the Bank	Type of service	Term	Renewal conditions	between the parties	Amount MCh$	Income MCh$	Expenses MCh$	Accounts receivable MCh$	Accounts payable MCh$

Ionix SPA	Other related parties	IT support services	30 days	Contract	Yes	141	—	141	—	—
Servipag Ltda.	Joint venture	IT support services	30 days	Contract	Yes	367	—	367	—	—
		Collection services	30 days	Contract	Yes	4,235	—	4,235	—	387
Bolsa de Comercio de Santiago, Bolsa de Valores	Minority investments	Service of financial information	30 days	Contract	Yes	356	—	356	—	25
		Brokerage commission	30 days	Contract	Yes	423	—	423	—	—
		IT support services	30 days	Contract	Yes	256	—	256	—	—
Enex S.A.	Other related parties	Rent spaces for ATM	30 days	Contract	Yes	1,740	—	1,740	—	498
Universidad del Desarrollo	Other related parties	Advertising service	30 days	Contract	Yes	126	—	126	—	—
Universidad Adolfo Ibáñez	Other related parties	Training	30 days	Contract	Yes	272	—	272	—	—
Bolsa Electrónica de Chile S.A.	Minority investments	Brokerage commission	30 days	Contract	Yes	203	—	203	—	1
		Service of financial information	30 days	Contract	Yes	117	—	117	—	—
DCV Registros S.A.	Other related parties	IT services	30 days	Contract	Yes	294	—	294	—	—
Redbanc S.A.	Associates	Electronic transaction management services	30 days	Contract	Yes	17,658	—	17,658	—	1,707
		IT proyect services	30 days	Contract	Yes	132	—	132	—	—
		Installation services	30 days	Contract	Yes	81	—	81	—	—
		Fraud prevention services	30 days	Contract	Yes	108	—	108	—	—
		IT services	30 days	Contract	Yes	442	—	442	—	—
Depósito Central de Valores S.A.	Other related parties	Quality control and custodial services	30 days	Contract	Yes	833	—	833	—	90
		Custodial services	30 days	Contract	Yes	1,357	—	1,357	—	—
CCLV Contraparte Central S.A.	Minority investments	Brokerage commission	30 days	Contract	Yes	352	—	352	—	22
Manantial S.A.	Other related parties	General expenses	30 days	Contract	Yes	379	—	379	—	—
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Associates	Collection services	30 days	Contract	Yes	881	—	881	—	91
Comder Contraparte Central S.A.	Other related parties	Securities clearing services	30 days	Contract	Yes	529	—	529	—	—
Citigroup Global Markets INC	Other related parties	Brokerage commission	30 days	Contract	Yes	387	—	387	—	29
Transbank S.A.	Associates	Card processing	30 days	Contract	Yes	498	—	498	—	97
		Project consultation	30 days	Contract	Yes	114	—	114	—	—
		Fraud prevention services	30 days	Contract	Yes	87	—	87	—	—
		Exchange commission	30 days	Contract	Yes	79,025	79,025	—	—	—
Centro de Compensación Automatizado S.A.	Associates	Fraud prevention services	30 days	Contract	Yes	657	—	657	—	333
		Collection services	30 days	Contract	Yes	187	—	187	—	—
		Transfer services	30 days	Contract	Yes	2,803	—	2,803	—	—
Artikos Chile S.A.	Joint venture	IT support services	30 days	Contract	Yes	422	—	422	—	2
		IT services	30 days	Contract	Yes	465	—	465	—	—
Citibank N.A.	Other related parties	Connectivity business commissions	Quarterly	Contract	Yes	8,065	8,065	—	3,272	—
Fundación Teletón	Other related parties	Advertising services	30 days	Contract	Yes	449	—	449	—	121
		Donations	30 days	Contract	Yes	1,599	—	1,599	—	—
Canal 13	Other related parties	Advertising service	30 days	Contract	Yes	202	—	202	—	73
Inmobiliaria e Inversiones Capitolio S.A.	Other related parties	Leases	30 days	Contract	Yes	84	—	84	—	—
Nuevos Desarrollos S.A.	Other related parties	Financial lease agreements	30 days	Contract	Yes	180	—	—	—	496
Plaza Vespucio SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	127	—	—	—	154
Plaza Oeste SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	254	—	—	—	810
Plaza del Trebol SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	270	—	—	—	73
Plaza Tobalaba SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	135	—	—	—	113
Plaza La Serena SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	223	—	—	—	543
Inmobiliaria Mall Calama S.A.	Other related parties	Financial lease agreements	30 days	Contract	Yes	141	—	—	—	137

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(d)	Payments to the Board of Directors and to key personnel of the management of the Bank and its subsidiaries:

	March	March
	2025	2024
	MCh$	MCh$
Directory:
Payment of remuneration and attendance fees of the Board of Directors - Bank and its subsidiaries	846	810
Other Board expenses	17	14

Key Personnel of the Management of the Bank and its Subsidiaries:
Payment for short-term employees benefits	18,196	19,297
Payment for severance	95	620
Payment for benefits to post-employment employees	—	—
Payment for benefits to long-term employees	—	—
Payment to employees based on shares or equity instruments	—	—
Payment for obligations for defined contribution post-employment plans	—	—
Payment for obligations for post-employment defined benefit plans	—	—
Payment for other staff obligations	—	—
Subtotal	18,291	19,917
Total	19,154	20,741

(e)	Composition of the Board of Directors and key personnel of the Management of the Bank and its subsidiaries:

	March	March
	2025	2024
Directory:	No. Executives
Directors – Bank and its subsidiaries	17	16

Key Personnel of the Management of the Bank and its Subsidiaries:
CEO – Bank	1	1
CEOs – Subsidiaries	6	5
Division Managers / Area – Bank	73	88
Division Managers / Area – Subsidiaries	37	29
Subtotal	117	123
Total	134	139

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for valuation and control related with the process to the fair value measurement.

Within the established framework includes the Product Control Unit, which is independent of the business areas and reports to the Financial Management Control and Division Manager. This function befall to the Financial Control, Treasury and Capital Manager, through the Financial Risk Information and Control Section, is responsible for independent verification of price and results of trading (including derivatives) and investment operations and all fair value measurements.

To achieve the appropriate measurements and controls, the Bank and its subsidiaries, take into account at least the following aspects:

(i)	Industry standard valuation.

To value financial instruments, Banco de Chile uses industry standard modeling; quota value, share price, discounted cash flows and valuation of options through Black-Scholes-Merton, according to the case.

The input parameters for the valuation of fixed income instruments and options correspond to rates, prices and volatility levels for different terms and market factors that are traded in the national and international market and that are provided by the main sources of the market.

In the case of the valuation of derivatives under a CSA (Credit Support Annex Discounting) agreement, the rates used to discount the flows correspond to the CSA Discounting methodology, where the discount factors used depend on the collateral agreement that exists with each counterparty.

(ii)	Quoted prices in active markets.

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information (such as Bolsa de Comercio de Santiago, Bloomberg, LVA and Risk America, etc). This quote represents the price at which these instruments are regularly traded in the financial markets.

(iii)	Valuation techniques.

If no specific quotes are available for the instrument to be valued, valuation techniques will be used to determine the fair value.

Due to, in general, the valuation models require a set of market parameters as inputs, the aim is to maximize information based on observable or price-related quotations for similar instruments in active markets. To the extent there is no information in direct from the markets, data from external suppliers of information, prices of similar instruments and historical information are used to validate the valuation parameters.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(iv)	Fair value adjustments.

Part of the fair value process considers four adjustments to the market value, calculated based on the market parameters, including; a liquidity adjustment, a Bid/Offer adjustment, an adjustment for derivative credit risk (CVA and DVA), and an adjustment for the funding of the derivative cash flows (FVA). Likewise, for certain fixed income instruments held in investment portfolios measured at fair value through other comprehensive income or at amortized cost, the portion of the fair value adjustment explained by impairment due to counterparty credit risk is determined.

The calculation of the liquidity adjustment considers the size of the position in each factor, the particular liquidity of each factor, the relative size of Banco de Chile with respect to the market, and the liquidity observed in transactions recently carried out in the market. In turn, the Bid/Offer adjustment, represents the impact on the valuation of an instrument depending on whether the position corresponds to a long (bought) or a short (sold). To calculate this adjustment is used the direct quotes from active markets or indicative prices or derivatives of similar assets depending on the instrument, considering the Bid, Mid and Offer, respectively. Finally, the adjustment made for CVA and DVA for derivatives corresponds to the credit risk recognition of the issuer, either of the counterparty (CVA) or of Banco de Chile (DVA). Similarly, the determination of credit risk impairment is determined based on the counterparty risk implicit in the instrument’s market rate. Finally, the FVA adjustment for derivatives corresponds to a value adjustment that reflects the expected cost (or benefit) of financing (reinvesting) the cash flows of the derivative, with respect to a reference discount rate, when there are no collaterals or this one is imperfect.

It should be noted that there is also the concept of COLVA for derivatives, which is a valuation adjustment if a derivative is valued using parameters other than those used in the aforementioned CSA Discounting methodology. Since Banco de Chile uses CSA Discounting as the valuation methodology, COLVA is already part of the derivative’s Mark-to-Market (MTM), and no additional adjustment is required for this concept. In any case, the Bank measures COLVA for internal management purposes, relative to a SOFR Discounting scenario (scenario where all derivatives have USD SOFR collateral).

Liquidity value adjustments are made to trading instruments (including derivatives) only, while Bid/Offer adjustments are made for trading instruments and Financial instrument at fair value through Other Comprehensive Income. Adjustments for CVA / DVA/FVA/COLVA are carried out only for derivatives. For its part, credit risk impairment is computed only for fixed income instruments measured at fair value through other comprehensive income and fixed income instruments measured at amortized cost.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(v)	Fair value control.

A process of independent verification of prices and interest rates is executed daily, in order to control that the market parameters used by Banco de Chile in the valuation of the financial instruments relating to the current state of the market and from them the best estimate derived of the fair value. The objective of this process is to control that the official market parameters provided by the respective business areas, before being entered into the valuation, are within acceptable ranges of differences when compared to the same set of parameters prepared independently by the Financial Risk Information and Control Section. As a result, value differences are obtained at the level of currency, product and portfolio. In the event significant differences exist, these differences are scaled according to the amount of individual materiality of each market factor and aggregated at the portfolio level, according to the grouping levels within previously defined ranges. These ranges are approved by the Finance, International and Financial Risk Committee.

Complementary and in parallel, the Financial Risk Information and Control Section generates and reports on a daily basis Profit and Loss (“P&L”) and Exposure to Market Risks, which allow for proper control and consistency of the parameters used in the valuation.

(vi)	Judgmental analysis and information to Management.

In particular cases, where there are no market quotations for the instrument to be valued and there are no prices for similar transactions instruments or indicative parameters, a specific control and a reasoned analysis must be carried out in order to estimate the fair value of the operation. Within the valuation framework described in the Reasonable Value Policy (and its procedure) approved by the Board of Directors of Banco de Chile, a required level of approval is set in order to carry out transactions where market information is not available or it is not possible to infer prices or rates from it.

(a)	Hierarchy of instruments valued at Fair value:

Banco de Chile and its subsidiaries, classify all the financial instruments among the following levels:

Level 1:	These are financial instruments whose fair value is calculated at quoted prices (unadjusted) in extracted from liquid and deep markets. For these instruments there are quotes or prices (return internal rates, quote value, price) the observable market, so that assumptions are not required to determine the value.

In this level, the following instruments are considered: currency futures, debt instruments issued by the Treasury and the Central Bank of Chile, which belong to benchmarks, mutual fund investments and equity shares.

For the instruments of the Central Bank of Chile and the General Treasury of the Republic, all those mnemonics belonging to a Benchmark, in other words corresponding to one of the following categories published by the Santiago Stock Exchange, will be considered as Level 1: Pesos-02, Pesos-03, Pesos-04, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-04, UF-05, UF-07, UF-10, UF-20, UF-30.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

A Benchmark corresponds to a group of mnemonics that are similar in duration and are traded in an equivalent way, i.e., the price (return internal rates in this case) obtained is the same for all the instruments that make up a Benchmark. This feature defines a greater depth of market, with daily quotations that allow classifying these instruments as Level 1.

In the case of debt issued by the Chilean Government, the internal rate of return of the market is used to discount all flows to present value. In the case of mutual funds and equity shares, the current market price per share, which multiplied by the number of instruments results in the fair value.

The preceding described valuation methodology is equivalent to the one used by the Bolsa de Comercio de Santiago (Santiago Stock Exchange) and correspond to the standard methodology used in the market.

Level 2:	They are financial instruments whose fair value is calculated based on prices other than in quoted in Level 1 that are observable for the asset or liability, directly (that is, as prices or internal rates of return) or indirectly (that is, derived from prices or internal rates of return from similar instruments). These categories include:

a)	Quoted prices for similar assets or liabilities in active markets.

b)	Quoted prices for identical or similar assets or liabilities in markets that are not active.

c)	Inputs data other than quoted prices that are observable for the asset or liability.

d)	Inputs data corroborated by the market.

At this level there are mainly derivatives instruments, debt issued by banks, debt issues of Chilean and foreign companies, issued in Chile or abroad, mortgage claims, financial brokerage instruments and some issuances by the Central Bank of Chile and the General Treasury of the Republic, which do not belong to benchmarks.

To value derivatives, depends on whether they are impacted by volatility as a relevant market factor in standard valuation methodologies; for options the Black-Scholes-Merton formula is used; for the rest of the derivatives, forwards and swaps, discounted cash flows method is used.

For the remaining instruments at this level, as for debt issues of level 1, the valuation is done through cash flows model by using an internal rate of return that can be derived or estimated from internal rates of return of similar securities as mentioned above.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that have observable quoted price in active markets. These models incorporate various market variables, including the credit quality of counterparties, exchange rates and interest rate curves.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

Valuation Techniques and Inputs for Level 2 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between

Instruments.

Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Local Central Bank and Treasury Bonds		Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Mortgage Notes

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model takes into consideration daily prices and risk/maturity similarities between instruments.

Time Deposits

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on daily prices and considers risk/maturity similarities between instruments.

Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards

Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market.

Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

Zero Coupon rates are calculated by using the bootstrapping method over swap rates.

FX Options	Black-Scholes Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

Level 3:	These are financial instruments whose fair value is determined using non-observable inputs data neither for the assets or liabilities under analysis nor for similar instruments. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy, if the adjustment uses significant non-observable data entry.

The instruments likely to be classified as level 3 are mainly Corporate Debt by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs for Level 3 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (Central Bank Bonds) and issuer spread. These inputs (base yield and issuer spread) are provided on a daily basis by third party price providers that are widely used in the Chilean market.

Offshore Bank and Corporate Bonds	Discounted cash flows model

Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield and issuer spread. These inputs (base yield and issuer spread) are provided on a weekly basis by third party price providers that are widely used in the Chilean market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(b)	Level chart:

The following table shows the classification by levels, for financial instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	March	December	March	December	March	December	March	December
	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial Assets held for trading at fair value through profit or loss
Financial Derivative contracts:
Forwards	—	—	240,533	227,670	—	—	240,533	227,670
Swaps	—	—	1,800,223	2,070,481	—	—	1,800,223	2,070,481
Call Options	—	—	2,655	4,949	—	—	2,655	4,949
Put Options	—	—	1,138	253	—	—	1,138	253
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	2,044,549	2,303,353	—	—	2,044,549	2,303,353
Debt Financial Instruments:
From the Chilean Government and Central Bank	202,286	210,418	2,392,644	1,285,039	—	—	2,594,930	1,495,457
Other debt financial instruments issued in Chile	—	—	148,040	206,675	7,551	11,273	155,591	217,948
Financial debt instruments issued Abroad	—	—	—	976	—	—	—	976
Subtotal	202,286	210,418	2,540,684	1,492,690	7,551	11,273	2,750,521	1,714,381

Others	332,337	411,689	—	—	—	—	332,337	411,689

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments: (1)
From the Chilean Government and Central Bank	567,572	550,418	66,134	110,359	—	—	633,706	660,777
Other debt financial instruments issued in Chile	—	—	1,155,268	1,303,708	72,079	71,922	1,227,347	1,375,630
Financial debt instruments issued Abroad	—	—	86,680	51,938	—	—	86,680	51,938
Subtotal	567,572	550,418	1,308,082	1,466,005	72,079	71,922	1,947,733	2,088,345

Financial Derivative contracts for hedging purposes
Forwards	—	—	—	—	—	—	—	—
Swaps	—	—	47,108	73,959	—	—	47,108	73,959
Call Options	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	47,108	73,959	—	—	47,108	73,959
Total	1,102,195	1,172,525	5,940,423	5,336,007	79,630	83,195	7,122,248	6,591,727

Financial Liabilities
Financial liabilities held for trading at fair value through profit or loss:
Financial Derivative contracts:
Forwards	—	—	229,323	241,632	—	—	229,323	241,632
Swaps	—	—	1,960,030	2,198,068	—	—	1,960,030	2,198,068
Call Options	—	—	1,587	4,151	—	—	1,587	4,151
Put Options	—	—	2,012	955	—	—	2,012	955
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	2,192,952	2,444,806	—	—	2,192,952	2,444,806

Others	—	—	6,524	990	—	—	6,524	990

Financial derivative contracts for hedging purposes
Forwards	—	—	—	—	—	—	—	—
Swaps	—	—	200,844	141,040	—	—	200,844	141,040
Call Options	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	200,844	141,040	—	—	200,844	141,040
Total	—	—	2,400,320	2,586,836	—	—	2,400,320	2,586,836

(1)	As of March 31, 2025, 100% of instruments of Level 3 have denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(c)	Level 3 reconciliation:

The following table shows the reconciliation between the balances at the beginning and at the end of period for those instruments classified in Level 3, whose fair value is reflected in the Interim Consolidated Financial Statements:

	March 2025
	Balance as of January 1, 2025	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of March 31, 2025
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets held for trading at fair value through profit or loss
Debt Financial Instruments:
Other debt financial instruments issued in Chile	11,273	275	—	—	(3,997)	—	—	7,551
Subtotal	11,273	275	—	—	(3,997)	—	—	7,551

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments:
Other debt financial instruments issued in Chile	71,922	488	(331)	—	—	—	—	72,079
Subtotal	71,922	488	(331)	—	—	—	—	72,079
Total	83,195	763	(331)	—	(3,997)	—	—	79,630

	December 2024
	Balance as of January 1, 2024	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets held for trading at fair value through profit or loss
Debt Financial Instruments:
Other debt financial instruments issued in Chile	34,363	1,409	—	25,279	(56,736)	6,958	—	11,273
Subtotal	34,363	1,409	—	25,279	(56,736)	6,958	—	11,273

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments:
Other debt financial instruments issued in Chile	88,483	586	1,682	58,608	(27,961)	11,268	(60,744)	71,922
Subtotal	88,483	586	1,682	58,608	(27,961)	11,268	(60,744)	71,922
Total	122,846	1,995	1,682	83,887	(84,697)	18,226	(60,744)	83,195

(1)	Recorded in income under item “Net Financial income (expense)”.
(2)	Recorded in equity under item “Accumulated other comprehensive income”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(d)	Sensitivity of instruments classified in Level 3 to changes in key assumptions of models:

The following table shows the sensitivity, by type of instrument, of those instruments classified in Level 3 using alternative in key valuation assumptions:

	As of March 31, 2025		As of December 31, 2024
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$

Financial Assets held for trading at fair value through profit or loss
Debt Financial Instruments:
Other debt financial instruments issued in Chile	7,551	(161)	11,273	(255)
Subtotal	7,551	(161)	11,273	(255)

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments:
Other debt financial instruments issued in Chile	72,079	(2,308)	71,922	(2,320)
Subtotal	72,079	(2,308)	71,922	(2,320)
Total	79,630	(2,469)	83,195	(2,575)

With the purpose of determining the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens. In the case of the financial assets listed in the table above, which correspond to Bank Bonds and Corporate Bonds, it was considered that, since there are no current observables prices, the input prices will be based on brokers’ quotes. The prices are usually calculated as a base rate plus a spread. For Local Bonds it was determined to apply a 10% impact on the price. The 10% impact is considered reasonable, taking into account the market performance of these instruments and comparing it against the bid/offer adjustment that is provisioned by these instruments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(e)	Other assets and liabilities:

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Interim Consolidated Statement of Financial Position. The values shown in this note are not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Estimated Fair Value
	March	December	March	December
	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$

Assets
Cash and due from banks	2,331,207	2,699,076	2,331,207	2,699,076
Transactions in the course of collection	356,737	372,456	356,737	372,456
Subtotal	2,687,944	3,071,532	2,687,944	3,071,532
Financial assets at amortized cost:
Rights from resale agreements and securities lending	99,283	87,291	99,283	87,291
Debt financial instruments	929,266	944,074	888,454	892,550
Loans and advances to Banks:
Domestic banks	1,100,000	299,888	1,100,000	299,888
Central Bank of Chile	199,928	—	199,928	—
Foreign banks	399,937	366,927	396,960	366,245
Subtotal	2,728,414	1,698,180	2,684,625	1,645,974
Loans to customers, net:
Commercial loans	19,889,443	19,724,933	19,677,068	19,561,279
Residential mortgage loans	13,459,612	13,180,186	13,299,695	13,000,178
Consumer loans	5,148,947	5,183,917	5,277,269	5,247,985
Subtotal	38,498,002	38,089,036	38,254,032	37,809,442
Total	43,914,360	42,858,748	43,626,601	42,526,948

Liabilities
Transactions in the course of payment	534,594	283,605	534,594	283,605
Financial liabilities at amortized cost:
Current accounts and other demand deposits	14,560,376	14,263,303	14,560,376	14,263,303
Saving accounts and time deposits	15,507,444	14,168,703	15,504,879	14,170,156
Obligations by repurchase agreements and securities lending	141,790	109,794	141,790	109,794
Borrowings from financial institutions	1,312,028	1,103,468	1,278,625	1,071,097
Debt financial instruments issued:
Letters of credit for residential purposes	717	849	832	946
Letters of credit for general purposes	—	1	—	1
Bonds	9,988,949	9,689,219	9,949,321	9,596,699
Other financial obligations	320,709	284,479	320,709	284,479
Subtotal	41,832,013	39,619,816	41,756,532	39,496,475
Financial instruments of regulatory capital issued:
Subordinate bonds	1,087,573	1,068,879	1,072,468	1,057,509
Total	43,454,180	40,972,300	43,363,594	40,837,589

Other financial assets and liabilities not measured at their fair value, but for which a fair value is estimated, even if not managed based on such value, include assets and liabilities such as placements, deposits and other time deposits, debt issued, and other financial assets and obligations with different maturities and characteristics. The fair value of these assets and liabilities is calculated using the Discounted Cash Flow model and the use of various data sources such as yield curves, credit risk spreads, etc. In addition, due to some of these assets and liabilities are not traded on the market, periodic reviews and analyzes are required to determine the suitability of the inputs and determined fair values.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(f)	Levels of other assets and liabilities:

The following table shows the estimated fair value of financial assets and liabilities not valued at their fair value, as of March 31, 2025 and December 31, 2024:

	Level 1 estimated fair value		Level 2 estimated fair value		Level 3 estimated fair value		Total estimated fair value
	March	December	March	December	March	December	March	December
	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and due from banks	2,331,207	2,699,076	—	—	—	—	2,331,207	2,699,076
Transactions in the course of collection	356,737	372,456	—	—	—	—	356,737	372,456
Subtotal	2,687,944	3,071,532	—	—	—	—	2,687,944	3,071,532
Financial assets at amortized cost:
Rights from resale agreements and securities lending	99,283	87,291	—	—	—	—	99,283	87,291
Debt financial instruments	888,454	892,550	—	—	—	—	888,454	892,550
Loans and advances to Banks:
Domestic banks	1,100,000	299,888	—	—	—	—	1,100,000	299,888
Central Bank of Chile	199,928	—	—	—	—	—	199,928	—
Foreign banks	—	—	—	—	396,960	366,245	396,960	366,245
Subtotal	2,287,665	1,279,729	—	—	396,960	366,245	2,684,625	1,645,974
Loans to customers, net:
Commercial loans	—	—	—	—	19,677,068	19,561,279	19,677,068	19,561,279
Residential mortgage loans	—	—	—	—	13,299,695	13,000,178	13,299,695	13,000,178
Consumer loans	—	—	—	—	5,277,269	5,247,985	5,277,269	5,247,985
Subtotal	—	—	—	—	38,254,032	37,809,442	38,254,032	37,809,442
Total	4,975,609	4,351,261	—	—	38,650,992	38,175,687	43,626,601	42,526,948

Liabilities
Transactions in the course of payment	534,594	283,605	—	—	—	—	534,594	283,605
Financial liabilities at amortized cost:
Current accounts and other demand deposits	14,560,376	14,263,303	—	—	—	—	14,560,376	14,263,303
Saving accounts and time deposits	—	—	—	—	15,504,879	14,170,156	15,504,879	14,170,156
Obligations by repurchase agreements and securities lending	141,790	109,794	—	—	—	—	141,790	109,794
Borrowings from financial institutions	—	—	—	—	1,278,625	1,071,097	1,278,625	1,071,097
Debt financial instruments issued:
Letters of credit for residential purposes	—	—	832	946	—	—	832	946
Letters of credit for general purposes	—	—	—	1	—	—	—	1
Bonds	—	—	9,949,321	9,596,699	—	—	9,949,321	9,596,699
Other financial obligations	—	—	—	—	320,709	284,479	320,709	284,479
Subtotal	14,702,166	14,373,097	9,950,153	9,597,646	17,104,213	15,525,732	41,756,532	39,496,475
Financial instruments of regulatory capital issued:
Subordinate bonds	—	—	—	—	1,072,468	1,057,509	1,072,468	1,057,509
Total	15,236,760	14,656,702	9,950,153	9,597,646	18,176,681	16,583,241	43,363,594	40,837,589

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(f)	Levels of other assets and liabilities, continued:

The Bank determines the fair value of these assets and liabilities according to the following:

●	Short-term assets and liabilities: For assets and liabilities with short-term maturity, it is assumed that the book values approximate to their fair value. This assumption is applied to the following assets and liabilities:

Assets:	Liabilities:

- Cash and deposits in banks	- Current accounts and other demand deposits
- Transactions in the course of collection	- Transactions in the course of payments
- Investment under resale agreements and securities loans	- Obligations under repurchase agreements and securities loans
- Loans and advance to domestic banks (including the Central Bank of Chile)

●	Loans to Customers and Advances to foreign banks: Fair value is determined by using the discounted cash flow model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price process. Once the present value is determined, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

●	Debt financial instruments at amortized cost: The fair value is calculated with the methodology of the Stock Exchange, using the IRR observed in the market. Because the instruments that are in this category correspond to Treasury Bonds that are Benchmark, they are classified in Level 1.

●	Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the discounted cash flow model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. The market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

●	Saving Accounts, Time Deposits, Borrowings from Financial Institutions (including the Central Bank of Chile), Subordinated Bonds and Other borrowings financial: The discounted cash flow model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that derived from both market rates for instruments with similar features and our internal transfer price process. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial liabilities in Level 3.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

45.	Maturity according to their remaining Terms of Financial Assets and Liabilities:

The table below details the main financial assets and liabilities grouped in accordance with their remaining maturity, including capitals and accrued interest as of March 31, 2025 and December 31, 2024. As these are for trading and Financial instrument at fair value through other comprehensive income are included at their fair value:

	March 2025
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	2,331,207	—	—	—	2,331,207	—	—	—	—	2,331,207
Transactions in the course of collection	—	356,737	—	—	356,737	—	—	—	—	356,737
Financial assets held for trading at fair value through profit or loss:
Derivative contracts financial	—	146,238	154,165	333,637	634,040	449,429	365,449	595,631	1,410,509	2,044,549
Debt financial instruments	—	2,750,521	—	—	2,750,521	—	—	—	—	2,750,521
Others	—	332,337	—	—	332,337	—	—	—	—	332,337
Financial assets at fair value through other comprehensive income	—	15,619	176,799	809,040	1,001,458	56,547	614,691	275,037	946,275	1,947,733
Derivative contracts financial for hedging purposes	—	—	—	226	226	18,099	9,483	19,300	46,882	47,108
Financial assets at amortized cost:
Rights from resale agreements and securities lending	—	59,986	37,936	1,361	99,283	—	—	—	—	99,283
Debt financial instruments (*)	—	—	—	480,745	480,745	—	132,307	316,249	448,556	929,301
Loans and advances to Banks (**)	—	1,524,797	171,193	4,775	1,700,765	—	—	—	—	1,700,765
Loans to customers, net (**)	—	5,381,846	3,535,816	6,738,445	15,656,107	6,797,394	4,442,779	12,424,055	23,664,228	39,320,335
Total financial assets	2,331,207	10,568,081	4,075,909	8,368,229	25,343,426	7,321,469	5,564,709	13,630,272	26,516,450	51,859,876

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

45.	Maturity according to their remaining Terms of Financial Assets and Liabilities, continued:

	March 2025
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Transactions in the course of payment	—	534,594	—	—	534,594	—	—	—	—	534,594
Financial liabilities held for trading at fair value through profit or loss:
Derivative contracts financial	—	128,899	145,227	330,335	604,461	567,031	443,418	578,042	1,588,491	2,192,952
Others	—	5,788	—	736	6,524	—	—	—	—	6,524
Derivative contracts financial for hedging purposes	—	—	126	15,291	15,417	6,494	30,022	148,911	185,427	200,844
Financial liabilities at amortized cost:
Current accounts and other demand deposits	14,560,376	—	—	—	14,560,376	—	—	—	—	14,560,376
Saving accounts and time deposits (***)	—	9,483,533	3,158,687	2,304,573	14,946,793	171,552	326	541	172,419	15,119,212
Obligations by repurchase agreements and securities lending	—	102,292	39,498	—	141,790	—	—	—	—	141,790
Borrowings from financial institutions	—	102,823	379,078	830,127	1,312,028	—	—	—	—	1,312,028
Debt financial instruments issued:
Letters of credit	—	61	135	98	294	69	84	270	423	717
Bonds	—	101,952	428,490	1,062,356	1,592,798	2,429,057	2,191,478	3,775,616	8,396,151	9,988,949
Other financial obligations	—	320,709	—	—	320,709	—	—	—	—	320,709
Lease liabilities	—	2,294	5,010	19,236	26,540	35,925	15,925	8,818	60,668	87,208
Financial instruments of regulatory capital issued	—	3,496	104,947	7,914	116,357	14,105	11,958	945,153	971,216	1,087,573
Total financial liabilities	14,560,376	10,786,441	4,261,198	4,570,666	34,178,681	3,224,233	2,693,211	5,457,351	11,374,795	45,553,476

Mismatch	(12,229,169)	(218,360)	(185,289)	3,797,563	(8,835,255)	4,097,236	2,871,498	8,172,921	15,141,655	6,306,400

(*)	These balances are presented without deduction of impairment, wich amount to Ch$35 million.

(**)	These balances are presented without deduction of their respective provisions, which amount to Ch$822,333 million for loans to customers and Ch$900 million for borrowings from financial institutions.

(***)	Excludes term saving accounts, which amount to Ch$388,232 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

45.	Maturity according to their remaining Terms of Financial Assets and Liabilities, continued:

	December 2024
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	2,699,076	—	—	—	2,699,076	—	—	—	—	2,699,076
Transactions in the course of collection	—	372,456	—	—	372,456	—	—	—	—	372,456
Financial assets held for trading at fair value through profit or loss:
Derivative contracts financial	—	87,403	120,813	465,718	673,934	540,872	405,243	683,304	1,629,419	2,303,353
Debt financial instruments	—	1,714,381	—	—	1,714,381	—	—	—	—	1,714,381
Others	—	411,689	—	—	411,689	—	—	—	—	411,689
Financial assets at fair value through other comprehensive income	—	123,164	250,542	683,008	1,056,714	196,319	590,462	244,850	1,031,631	2,088,345
Derivative contracts financial for hedging purposes	—	—	—	4,783	4,783	25,936	15,741	27,499	69,176	73,959
Financial assets at amortized cost:
Rights from resale agreements and securities lending	—	55,295	31,242	754	87,291	—	—	—	—	87,291
Debt financial instruments (*)	—	—	16,833	—	16,833	477,895	131,070	318,311	927,276	944,109
Loans and advances to Banks (**)	—	398,512	57,306	211,885	667,703	—	—	—	—	667,703
Loans to customers, net (**)	—	5,344,299	2,853,497	7,464,859	15,662,655	6,849,850	4,175,945	12,186,670	23,212,465	38,875,120
Total financial assets	2,699,076	8,507,199	3,330,233	8,831,007	23,367,515	8,090,872	5,318,461	13,460,634	26,869,967	50,237,482

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

45.	Maturity according to their remaining Terms of Financial Assets and Liabilities, continued:

	December 2024
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Transactions in the course of payment	—	283,605	—	—	283,605	—	—	—	—	283,605
Financial liabilities held for trading at fair value through profit or loss:
Derivative contracts financial	—	80,209	103,327	450,350	633,886	674,660	475,577	660,683	1,810,920	2,444,806
Others	—	580	—	—	580	410	—	—	410	990
Derivative contracts financial for hedging purposes	—	—	—	10,741	10,741	241	28,906	101,152	130,299	141,040
Financial liabilities at amortized cost:
Current accounts and other demand deposits	14,263,303	—	—	—	14,263,303	—	—	—	—	14,263,303
Saving accounts and time deposits (***)	—	9,029,159	2,636,427	2,073,931	13,739,517	53,594	452	547	54,593	13,794,110
Obligations by repurchase agreements and securities lending	—	109,214	65	515	109,794	—	—	—	—	109,794
Borrowings from financial institutions	—	7,945	161,196	783,552	952,693	150,775	—	—	150,775	1,103,468
Debt financial instruments issued:
Letters of credit	—	138	140	161	439	40	86	285	411	850
Bonds	—	4,451	134,852	1,033,995	1,173,298	2,577,932	2,043,457	3,894,532	8,515,921	9,689,219
Other financial obligations	—	284,479	—	—	284,479	—	—	—	—	284,479
Lease liabilities	—	2,252	4,728	19,046	26,026	36,552	18,746	10,105	65,403	91,429
Financial instruments of regulatory capital issued	—	1,815	—	112,095	113,910	13,514	11,365	930,090	954,969	1,068,879
Total financial liabilities	14,263,303	9,803,847	3,040,735	4,484,386	31,592,271	3,507,718	2,578,589	5,597,394	11,683,701	43,275,972

Mismatch	(11,564,227)	(1,296,648)	289,498	4,346,621	(8,224,756)	4,583,154	2,739,872	7,863,240	15,186,266	6,961,510

(*)	These balances are presented without deduction of impairment, wich amount to Ch$35 million.

(**)	These balances are presented without deduction of their respective provisions, which amount to Ch$786,084 million for loans to customers and Ch$888 million for borrowings from financial institutions.

(***)	Excludes term saving accounts, which amount to Ch$374,593 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

46.	Financial and Non-Financial Assets and Liabilities by Currency:

As of March 31, 2025	CLP	CLF	FX Indexation	USD	COP	GBP	EUR	CHF	JPY	CNY	Others	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets	22,456,038	22,825,052	168,082	5,212,630	—	33,603	270,598	5,171	13,485	30,549	21,400	51,036,608
Non-Financial assets	2,195,615	31,278	11,936	491,499	—	—	2,950	—	—	—	18	2,733,296
Total Assets	24,651,653	22,856,330	180,018	5,704,129	—	33,603	273,548	5,171	13,485	30,549	21,418	53,769,904

Liabilities
Financial liabilities	27,036,178	10,564,272	394	6,788,647	—	9,876	334,355	140,499	232,002	9,163	826,322	45,941,708
Non-Financial liabilities	1,703,967	394,393	1,361	325,859	—	1,487	5,530	2	13	157	67	2,432,836
Total Liabilities	28,740,145	10,958,665	1,755	7,114,506	—	11,363	339,885	140,501	232,015	9,320	826,389	48,374,544

Mismatch of Financial Assets and Liabilities (*)	(4,580,140)	12,260,780	167,688	(1,576,017)	—	23,727	(63,757)	(135,328)	(218,517)	21,386	(804,922)	5,094,900

(*)	This value does not consider non-financial assets and liabilities and the notional values of derivative instruments, which are disclosed at fair value.

As of December 31, 2024	CLP	CLF	FX Indexation	USD	COP	GBP	EUR	CHF	JPY	CNY	Others	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets	21,227,721	22,318,337	171,396	5,307,621	—	35,762	280,162	62,903	18,750	5,462	22,361	49,450,475
Non-Financial assets	2,153,271	49,318	11,699	429,341	—	—	1,273	—	—	—	64	2,644,966
Total Assets	23,380,992	22,367,655	183,095	5,736,962	—	35,762	281,435	62,903	18,750	5,462	22,425	52,095,441

Liabilities
Financial liabilities	25,758,304	10,716,291	176	5,624,828	—	6,837	297,367	170,907	230,051	—	845,804	43,650,565
Non-Financial liabilities	2,143,825	373,949	1,252	299,241	—	26	3,375	2	34	—	171	2,821,875
Total Liabilities	27,902,129	11,090,240	1,428	5,924,069	—	6,863	300,742	170,909	230,085	—	845,975	46,472,440

Mismatch of Financial Assets and Liabilities (*)	(4,530,583)	11,602,046	171,220	(317,207)	—	28,925	(17,205)	(108,004)	(211,301)	5,462	(823,443)	5,799,910

(*)	This value does not consider non-financial assets and liabilities and the notional values of derivative instruments, which are disclosed at fair value.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report:

(1)	Introduction:

Banco de Chile seeks to maintain a risk profile that ensures the sustainable growth that is aligned with its strategic objectives, maximizing value creation and guarantee its long-term solvency. Global risk management takes into consideration the different business segments served by the Bank, being approached from a comprehensive and differentiated perspective.

Our risk management policies are established in order to identify and analyze the risks faced by the Bank, set appropriate risk limits, alerts and controls, monitor risks and compliance with limits and alerts in order to carry out the necessary action plans. Through its administration policies and procedures, the Bank develops a disciplined and constructive control environment. Policies as well as risk management standards, procedures and systems are regularly reviewed, and with strict adherence to compliance with the current regulatory framework.

For this, the Bank has teams with extensive experience and knowledge in each area associated with risks, ensuring comprehensive and consolidated management of the same, including the Bank and its subsidiaries.

(a)	Risk Management Structure

Credit, Market and Operational Risk Management are at all levels of the Organization, with a Corporate Governance structure that recognizes the relevance of the different risk areas that exist.

The Bank’s Board of Directors as the maximum authority is responsible for establishing risk policies, the Risk Appetite Framework, and the guidelines for the measurement criteria and follow up of risks. Also, it approves the risk limits and contingency plans for each of the risks. Moreover, it approves the following policies: Credit risk policy, policy for complex products and services, operational risk policy, business continuation policy, outsourcing policy, market risk policy and liquidity risk policy. Likewise, it approves the provision models, Additional Provisions Policy and pronounces annually on the sufficient provisions. Additionally, approves the policy of capital management for the monitoring, control, administration and the management of the bank´s capital. Also, it ratifies the strategies, functional structure and comprehensive management model of Operational Risk and guarantees the consistency of this model with the Bank’s strategy and proper implementation of the model in the organization. Along with this, it has approved the risk management policy of the model together with the development framework, validation and follow up of the models. Furthermore, it establishes the Subsidiary Risk Control Policy, describing the supervision scheme that the Bank applies to the relevant subsidiaries to control the risks that affect them. For its part, the Administration is responsible both for the establishment of standards and associated procedures as well as for the control and compliance with the disposed by the Board of Directors, ensuring that there is consistency between the criteria applied by the Bank and its subsidiaries, maintaining strict coordination at the corporate level and informing the Board of Directors in the defined instances.

The Bank’s Corporate Governance considers the active participation of the Board, acting directly or through different committees made up of Directors and Senior Management. It is permanently informed and becomes aware of the evolution of the different risk management areas, participating through its Finance, International and Financial Risk, Credit, Portfolio Risk Committee, Higher Committee of Operational Risk and Capital Management, in which the status of credit, market and operational risks and the Bank’s capital management are reviewed.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

In addition to the Directors’ Committees, the Bank’s Administration has the Technical Committee for the Supervision of Internal Models, the Model Risk Management Committee and the Operational Risk Committee, related to specific matters.

The following sections describe the different committees of Directors and Administration mentioned.

Risk Management is developed by the Corporate Risk Division, which by having highly experienced and specialized teams, together with a solid regulatory framework, allows for optimal and effective management of the matters they address.

The Corporate Risk Division contributes to providing effective governance to the Corporation’s main risks, with a focus on optimizing the risk-return relationship, ensuring business continuity and generating a robust risk culture, identifying potential losses derived from the non-compliance of counterparties, movements in market factors or the lack of adequacy of processes, people or systems, contributing comprehensively to capital management.

Likewise, it continually manages risk knowledge from a comprehensive approach, in order to contribute to the business anticipating threats that may damage the solvency and quality of the portfolio, promoting a unique risk culture towards the Corporation through training and permanent education.

Within this Division, the Bank’s risk functions are integrated as follows, ensuring, at the same time, the correct segregation of functions and independence:

-	Market Risk: Is responsible for developing the function of measuring, limiting, controlling and reporting market risk, along with defining valuation standards and managing the Bank’s assets and liabilities. Moreover, this management is responsible for taking care of the compliance of market risk management policies, liquidity management, investment in debt instruments approved by the board and to communicate promptly the status of market risks in detail accordingly.

-	Wholesale Credit Risk Admission: is responsible for managing, resolving and controlling the approval process of businesses related to the Wholesale segment portfolio, including specific sectors and products for this portfolio, ensuring coherence, compliance and consistency of policies. of credit risk both in the bank and in its subsidiaries.

-	Retail Admission, Regulations and Risk Transformation: Responsible for defining the credit risk management framework, both for reactive and proactive retail origination, within the defined regulatory scope and risk appetite established by the Bank. Also, the maintenance and implementation of all credit risk strategies associated with the automatic evaluation.

Manages the regulatory body, policies, standards and procedures of credit risk, adapting the established requirements and processes, for all segments transversally in the Bank. Likewise, it carries out reviews of the quality of the credit process applied to retail banks and the continuous training of executives.

-	Special Asset Management: is responsible for the collection of credits from all of the Bank’s customer segments, with differentiated management in accordance with institutional policies.

In addition, it is responsible for managing the sale of assets recovered by the Bank, coming from credit recovery processes.

-	Risk Management Monitoring, Reporting and Control: is responsible for managing and reporting credit risk, especially through monitoring the main portfolio indicators and in-depth analysis of situations and scenarios of special attention, timely detecting problems that may affect certain products, debtors or sectors, with the aim of minimizing the risk assumed and anticipating situations that could lead to credit losses.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

Likewise, it provides information to the different government bodies and areas involved in decision-making, and contributes to providing effective governance to the Corporate Risk Division projects, ensuring regulatory compliance and the correct execution of the projects. themselves, as well as being responsible for the management control of the Corporate Risk Division.

-	Risk Models: is responsible for developing, maintaining and updating credit risk models, whether for regulatory or management uses, in accordance with local and international regulations, determining the functional specifications and the most appropriate statistical techniques for the development of the required models. These models are immersed in the measurement and management of model risk carried out by the Model Risk and Internal Control Management, and presented to the corresponding government bodies, such as the Technical Committee for the Supervision of Internal Models, the Portfolio Risk Committee or the Board of Directors, as appropriate.

Additionally, this Area is responsible for managing the process of calculating provisions for credit risk, ensuring the correct execution of the processes and analysis of the results obtained.

-	Model Risk and Internal Control: Its purpose is to manage the risks associated with models and processes, for this it is supported by the functions of model validation and monitoring, model risk management, and internal control.

Conducts an independent review, evaluating the quality of the data, modeling techniques, compliance with regulatory provisions, its insertion within the institution and existing documentation. It monitors the performance of the models and monitors each stage of the life cycle of the models within its scope, with the final purpose of generating mechanisms that allow it to measure and manage the level of model risk to which the Bank is exposed.

Finally, the internal control function has the responsibility of carrying out an evaluation of the design and operational effectiveness of controls, to comply with regulatory requirements.

-	Global Control: Address the operational risk environment and continuity of the business. This management is responsible for managing and supervising the application of policies, standards and procedures in each of the areas within the Bank and Subsidiaries. In relation to the area of Operational Risk, it is in charge for guaranteeing the identification and efficient management of operational risks and promoting a risk culture to prevent financial losses and improve the quality of processes, proposing continuous improvements to risk management, aligned with regulatory requirements of Basel III and business objectives.

As part of the Global Control Management, there is the Business Continuity Management, which is responsible for managing, controlling and administering recovery strategies in the event of contingency situations, and is also responsible for maintaining the crisis governance model, sustains the continuity of services and related critical operations to the Bank’s payment chain, through a comprehensive and resilient model that includes plans and controlled tests in order to reduce the impact of disruptive events that may affect the bank. Additionally, there is the role and responsibilities of the Information Security Officer (ISO), with an independent function in charge of designing and implementing through monitoring of realized tasks of the organizational units responsible for the information security, cybersecurity and technological risks.

Additionally, the Bank has the Cybersecurity Division, which is responsible for defining, implementing and reporting the progress of the Strategic Cybersecurity Plan in line with the Bank’s business strategy, with one of its main focuses being to protect internal information, of its clients and collaborators.

This Division is made up of the Cybersecurity Engineering and Architecture Management, the Cyber Defense Management and the Technological Risk and Cyber Intelligence Management. The Cybersecurity Management and Subsidiaries Control Department is also part of the division, as a control unit. Section 5 of this Note describes the responsibilities of the indicated Managements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

Committees of Directors and Bank Administration

(i) Finance, International and Financial Risk Committee

In general terms, the objectives of this committee are to monitor and continuously review the liquidity status and, trends in the most important financial positions, as well as the their associated results, and and their price and liquidity risks that will be generated. Some of its specific functions include, the review of the proposal to the Board of Directors of the Risk Appetite Framework (RAF), the Financing Plan and the structure of limits and alerts for price and liquidity risks, reviewing and approving the Comprehensive Risk Measurement (CRM) for subsequent due review in the Capital Management Committee and approval by the Board of Directors, the design of policies and procedures related to the establishment of limits and alerts for price risk and liquidity risk; reviewing the evolution of financial positions and market risks; monitoring limit excesses and alert activations; ensuring adequate identification of risk factors in financial positions; ensuring that the price and liquidity risk management guidelines in the Bank’s subsidiaries are consistent with those of the latter, and that these are reflected in their own policies and procedures.

(ii) Credit Committees

The credit approval process is done mainly through various credit committees, which are composed of qualified professionals and with the sufficient attributions to take decisions required.

Each committee defines the terms and conditions under which the Bank accepts counterparty risks and the Corporate Risk Division participate independently and autonomously of the commercial areas. They are constituted according to the commercial segments and the amounts to approve and have different meeting periodicities.

Within the risk management structure of the Bank, the maximum approval instance is the Credit Committee of Directors. Its functions are to resolve all credit transactions associated with customers and economic groups with approved lines of credit in excess of UF750,000, and to approve all credit transactions where the bank’s internal regulations require approval from this Committee, except for any special powers delegated by the board to management.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(iii) Portfolio Risk Committee

The Portfolio Risk Committee must understand the composition, concentration and risks attached to the bank’s loan portfolio, from a global, sectoral and business unit perspective, review and approve the comprehensive risk measurement (CRM) and the Credit Risk Appetite Framework (RAF) in the area of credit risk; It must review the main debtors, their delinquency, past-due portfolio and impairment indicators, together with the write-offs and loan portfolio provisions for each segment. It must propose differentiated management strategies, as well as analyzing and agreeing on the and analyze credit policy proposals that will be approved by theto be approved by the board of directors. This committee also reviews and ratifies the approvals of management models and methodologies Also, this committee is responsible for reviewing and ratifying the approvals of management models and methodologies previously carried out by the Technical Committee for the Supervision of Internal Models, as well as proposing the regulatory models and methodologies for final approval by the Board of Directors.

(iv) Senior Operational Risk

The Senior Operational Risk Committee makes any necessary changes to the processes, controls and information systems that support the bank’s transactions, in order to mitigate operational risks, and assure that areas can appropriately manage and control these risks.

This Committee has many functions dedicated to supervising appropriate operational risk management at the bank and its subsidiaries, and for implementing the policies, standards and methods associated with the bank’s comprehensive operational risk management model. It plans initiatives to develop it and publishes them throughout the bank. It promotes a culture of operational risk management within the bank and its subsidiaries; review and approve the comprehensive risk measurement regarding Operational Risk. It approves the bank’s operational risk appetite framework; ensures compliance with the current regulatory framework, in matters that are limited to Operational Risk; become aware of the main frauds, incidents, events and their root causes, impacts and corrective measures accordingly; ensure the long-term solvency of the Organization (business continuity plans, informations security and cybersecurity, controls, among others), avoiding risk factors that may jeopardize the continuity of the Bank. To decide about new products and services, and to verify the consistency of the operational risk management policies, business continuation, information security and cyber security across the bank’s subsidiaries, monitors their compliance, and reviews operational risk management at subsidiaries; become aware of the level of risk to which the bank is exposed in its outsourced services, sanction the selection of the model to carry out stress tests and scenario selection methodologies and evaluate the results, among others.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(v) Capital Management Committee

The main purpose of this committee is to assess, monitor and review capital adequacy in accordance with the principles in the bank’s capital management policy and its risk framework, to ensure that capital resources are adequately managed, the CMF’s principles are respected, and the bank’s medium-term sustainability.

(vi) Technical Committee for the Supervision of Internal Models

Among other functions, this committee must ensure compliance with the main guidelines to be used for the construction of models; analyze the adopted criteria and review and approve methodologies associated with non-regulatory models, which must be submitted to the Portfolio Risk Committee for consideration, for final ratification; In the case of regulatory models, this Committee is limited to its review, leaving approval in the hands of the Portfolio Risk Committee and subsequently the Board of Directors. He is also in charge of ensuring compliance with the model monitoring guidelines, which are also approved by the board of directors.

(vii) Model Risk Management Committee

Its main function is to establish and supervise the model risk management framework the corresponding at the institutional level. Among other matters, this committee reviews and discusses the identification and evaluation of model risk based on aggregate results, ensures the updating of the institutional inventory of institutional models and methodologies, and submits the Model Risk Management Policy to the Board of Directors for review and approval.

(viii) Operational Risk Committee

The Committee is empowered to trigger the necessary changes in the processes, procedures, controls and information systems that support the operation of Banco de Chile, in order to mitigate its operational risks, ensuring that the different areas properly manage and control these risks. Among the main functions of the Operational Risk Committee are: regarding the development of the Comprehensive Operational Risk Management Model, ensure the implementation and/or updating the Regulatory Framework, plans and initiatives for the development of the model and its dissemination in the Organization; promote a culture of operational risk management at all levels of the Bank; gather information on the results obtained from the comprehensive measurement of operational risk; review the Operational Risk Appetite Framework; ensure the current regulatory framework in matters related to operational risk; review the Bank’s level of exposure to operational risk and the main operational risks to which it is exposed; acquire knowledge of the main frauds, incidents, operational events and their root causes, impacts and corrective measures, as appropriate, as well as operational risk assessments; propose, agree on and/or prioritize strategies to mitigate the main operational risks; ensure the long-term solvency of the organization; ensure that Operational Risk policies are aligned with the Bank’s objectives and strategies; agree on the development of new products and services; acquire knowledge of the level of risk to which the Bank is exposed in its outsourced services, among others.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(b)	Internal Audit

The risk management processes of the entire Bank are permanently audited by the Internal Audit Area, which examines the sufficiency of the procedures and their compliance. Internal Audit discusses the results of all evaluations with the administration and reports its findings and recommendations to the Board of Directors through the Audit Committee.

(c)	Measurement Methodology

Regarding to Credit Risk, provision levels and portfolio expenses are the basic measures for determining the credit quality of our portfolio.

Banco de Chile permanently evaluates its loan portfolio, timely recognizing the associated level of risk of the loan portfolio. To this end, there are guidelines for the generation of credit risk models, covering management models (reactive and proactive admission models and collection models), provision models (both under local regulations in accordance with the instructions issued by the CMF, as well as under IFRS criteria) and stress tests that are part of the Bank’s effective equity self-assessment process. The Board of Directors approves these guidelines and the models developed.

For the purposes of covering losses in the event of customers payment default, the Bank determines the level of provisions that must be established based on the following:

-	Individual evaluation: mainly applies to the Bank’s portfolio of legal persons that, due to their size, complexity or indebtedness, requires a more detailed level of knowledge and a case-by-case analysis. Each debtor is assigned one of the 16 risk categories defined by the CMF, in order to establish the provisions in a timely and appropriate manner. The review of the portfolio risk classifications is carried out permanently considering the financial situation, payment behavior and the environment of each client.

-	Group evaluation: mainly applies to the portfolio of natural persons and smaller companies. These assessments are carried out monthly through statistical models that allow estimating the level of provisions necessary to cover the portfolio risk; in the case of commercial and mortgage portfolios, these results are contrasted with the standard models provided by the regulator, with the resulting provision being the largest between both methods. The consistency analysis of the models is carried out through an independent validation of the unit that develops them and, subsequently, through the analysis of retrospective tests that allow to compare the real losses with the expected ones. In March 2024, the CMF issued the regulations that establish the Standardized Methodology for computing Provisions for Consumer Loans, whose provisions began to apply from the accounting closing of January 2025.

In order to validate the quality and robustness of the risk assessment processes, the Bank annually performs a test of the sufficiency of provisions for the total loan portfolio, thus verifying that the provisions established are sufficient to cover the losses that could derive from the credit operations granted. The result of this analysis is presented to the Board of Directors, who manifests itself on the sufficiency of the provisions in each fiscal year.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

Banco de Chile establishes additional provisions with the objective of protecting itself from the risk of unpredictable economic fluctuations that may affect the macroeconomic environment or the situation of a specific economic sector. At least once a year, the amount of additional provisions to be constituted or released is annually proposed to the Portfolio Risk Committee and subsequently to the Board of Directors for approval.

In this context, in January 2025, the Bank released additional provisions in response to the impact of the regulatory implementation of the standard consumer matrix.

The monitoring and control of risks are carried out mainly based on limits established by the Board of Directors. These limits reflect the Bank’s business and market strategy, as well as the level of risk that it is willing to accept, with additional emphasis on the selected industries.

The Bank develops its capital planning process in an integrated manner with its strategic planning, in line with the risks inherent to its activity, the economic and competitive environment, its business strategy, corporate values, as well as its governance, management and risk control. As part of the capital planning process and, in line with what is required by the regulator, Risk-Weighted Assets and stress tests are obtained in the dimensions of credit, market and operational risk, as well as the Comprehensive Measurement of financial and non-financial risks.

The Bank annually reviews and updates its Risk Appetite Framework, approved by the Board of Directors, that makes possible to identify, evaluate, measure, mitigate and control proactively and in advance all relevant risks that could materialize in the normal course of their business. To this end, the Bank uses different management tools and defines an adequate structure of alerts and limits, which are part of said Framework allowing it to constantly monitor the performance of different indicators and to implement timely corrective actions, in case those are needed. The result of these activities is part of the annual self-assessment report of effective equity approved by the Board of Directors and reported to the CMF.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(2)	Credit Risk:

Credit risk considers the likelihood that the counterparty in the credit operation will not be able to fulfill its contractual obligation due to incapacity or financial insolvency, and this leads to a potential credit loss.

The Bank seeks an adequate risk-return relation and an appropriate balance of the risks assumed, through a permanent credit risk management considering the processes of admission, monitoring and recovery of the loans granted. Establishes the risk management framework for the different business segments it serves, responding to regulatory demands and commercial dynamism, being part of the digital transformation and contributing from a risk perspective to the various businesses addressed, through a vision of the portfolio that allows managing, resolving and controlling the business approval and monitoring process in an efficient and proactive manner.

In the business segments, the application of additional management processes is taken into consideration, to the extent required, for those financing requests that that will have a greater exposure to environmental and/or social risks.

The Bank integrates the socio-environmental criteria in its evaluations for the granting of financing destined to the development of projects, whether national or regional and that can generate an impact of this type, where they are executed. For the financing of projects, they must have the corresponding permits, authorizations, patents and studies, according to the impact they generate. In addition, the Bank has specialized units for serving large clients, through which the financing of project development is concentrated, including those of Public Works concessions that contemplate the construction of infrastructure, mining, electrical, real estate developments that can generate an environmental impact.

During 2024, progress was made in identifying the risks associated with climate change, generating heat maps for the individual portfolio, associated with exposure to Physical and Transition Risks. Likewise, within the framework of the development of the first National Taxonomy commanded by the Ministry of Finance, the Bank has advanced in the construction of a Classification Framework for Sustainable Financial Products and Services, with the objective of classifying the economic activities associated with said loans, using predefined selection criteria.

Credit policies and processes materialize in the following management principles, which are addressed with a specialized approach according to the characteristics of the different markets and segments served, recognizing the singularities of each one of them:

1.	Apply a rigorous evaluation in the admission process, based on established credit policies, standards and procedures, together with the availability of sufficient and accurate information. Thus, it corresponds to analyze the generation of flows and solvency of the client to meet their payment commitments and, when the characteristics of the operation merit it, must constitute adequate collateral that allow mitigating the risk incurred with the client.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

2.	Have permanent and robust portfolio tracking processes, through procedures and systems that alert both the potential signs of impairment of clients, with respect to the conditions of origin, and also the possible business opportunities with those that present a better payments quality and behavior.

3.	To develop credit risk modeling guidelines, in regulatory aspects and management, for efficient decision-making at different stages of the credit process.

4.	Have a collection structure with timely, agile and effective processes that allow management to be carried out in accordance with the different types of clients and the types of breaches that arise, always in strict adherence to the regulatory framework and the Bank’s reputational definitions.

5.	Maintain an efficient administration in work teams organization, tools and availability of information that allow an optimal credit risk management.

Based on these management principles, the Corporate Risk Division contributes to the business and anticipates threats that may affect the solvency and quality of the portfolio, delivering timely responses to clients, maintaining the solid fundamentals that characterize the Bank’s portfolio in its different segments. and products.

The credit risk management process consists of the stages of Admission, Monitoring and Recovery or Collection for the retail and wholesale business segments served by the Bank.

(a)	Admission:

In the retail segments, admission management is carried out mainly through a risk evaluation that uses scoring tools and credit attribution to approve each operation. These evaluations, for natural persons without a business line and clients in the SME segment, take into consideration the level of indebtedness, the payment capacity and the maximum acceptable exposure for the client, through information on payment behavior, indebtedness in the financial system and business and financial information, as applicable.

Additionally, the bank has proactive admission processes for a diverse portfolio of clients. These consist of mass evalution of clients through statistical models of eligibility and payment capacity, generating credit offers aligned with the strategies defined. This makes possible to have preapproved credit offers available through multiple channels taking into consideration the business plan and the relation between risk and return.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

While in the Wholesale segments, the management of admission is carried out through an individual analysis of the client, also the relationship with the rest of the entities is also considered if applicable. This analysis takes into consideration among other factors the capacity to generate cash, the financial situation with emphasize on the equity solvency, the levels of exposure, variables of the industry, evaluation of the shareholders and the management, the specific aspects of the operations like the structure and term of the financing, products and guarantees. The mentioned evaluation is supported by a rating model that permits greater homogeneity in the client analysis and their group.

There are also specialized areas of segments that by their nature need the knowledge of an expert, such as real estate, construction, agriculture, finance, international, among others. These experts support the preparation of the operations having certain tools designed to meet the needs of the specific characteristics of the businesses and their respective risks.

(b)	Follow Up:

From granting a credit until it expires, it is necessary to have a follow up of the behaviour and financial situation of the debtor with emphasis on its payment capacity, as the situation of the client and associated risk change over time. Portfolio monitoring allows the bank to act proactively if signs of overall impairment are detected or if the debtor’s ability to meet its obligations is affected.

In order to properly follow up, methodologies and tools for diverse segments that the bank participates, have been developed, those then permit a proper management of its credit portfolio.

In the retails segments, the control and follow up concentrate on monitoring the main indicators of the portfolio and analysis of the groups, reported in the management reports, generating relevant information for the decisión making in different occasions defined. At the same time special follow ups are generated according to the relevants facts of the environment.

While in the wholesale segments, a permanent follow up is carried out through management tools at individual level taking into consideration the business segments, economical sectors. Through this process the alarms are generated that guarantee the correct and prompt recognition of the risk in the portfolio of individuals. The specific conditions established in the admission at the moment of approval like the financial covenants, coverage of certain guarantees and others, are monitored.

Additionally, in the admission area, simultaneous follow up tasks are carried out that permit the monitoring of the development of the operations from the beginning until recovering the capital, having as the objective to make sure that the portfolio´s risks are correctly and promptly identified, at the same time managing proactively the cases with higher risks.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(c)	Recovery and collection:

The Bank has specific regulations related to customer collection and normalization, which ensure the quality of the portfolio in accordance with credit policies, and the desired risk appetite framework and strict adherence to the current regulatory framework. Through collection management, the clients with temporary cash flow problems are favored, debt normalization plans are proposed for viable clients, so that it is possible to maintain the relationship in the long term once their situation is regularized. The recovery of assets at risk is maximized and the necessary collection actions are carried out, in a timely manner, to ensure the recovery of debts or reduce the potential loss.

In the retail segments, the Bank defines refinancing criteria through the establishment of predefined renegotiation guidelines to resolve the debt issues of viable clients with payment intentions, maintaining an adequate risk-return relationship, along with the incorporation of robust tools to differentiated collection management.

For its part, in the wholesale segments, when detecting clients that show signs of deterioration or non-compliance with any type or condition, the commercial area to which the client belongs, together with the Corporate Risk Division, establish action plans for their regularization. In those cases of greater complexity where specialized management is required, the Special Asset Management area, is directly in charge of collection management, establishing action plans and negotiations based on the particular characteristics of each customer.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(d)	Portfolio Concentration:

The maximum exposure to credit risk, by client or counterparty, without taking into account guarantees or other credit enhancements as of March 31, 2025 and December 31, 2024, does not exceed 10% of the Bank’s effective equity.

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of March 31, 2025:

	Chile	United States	England	Brazil	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	1,220,464	1,043,988	16,230	8	50,517	2,331,207

Financial assets held for trading at fair value through profit or loss:

Derivative contracts financial
Forwards (*)	129,900	6,294	62,747	—	41,592	240,533
Swaps (**)	812,530	59,073	796,566	—	132,054	1,800,223
Call Options	1,595	—	837	—	223	2,655
Put Options	1,069	—	57	—	12	1,138
Futures	—	—	—	—	—	—
Subtotal	945,094	65,367	860,207	—	173,881	2,044,549

Debt Financial Instruments
From the Chilean Government and Central Bank	2,594,930	—	—	—	—	2,594,930
Other debt financial instruments issued in Chile	155,591	—	—	—	—	155,591
Financial debt instruments issued Abroad	—	—	—	—	—	—
Subtotal	2,750,521	—	—	—	—	2,750,521

Others Financial Instruments
Investments in mutual funds	322,111	—	—	—	—	322,111
Equity instruments	2,569	4,821	—	—	—	7,390
Others	1,495	1,341	—	—	—	2,836
Subtotal	326,175	6,162	—	—	—	332,337

Financial Assets at fair value through other comprehensive income:

Debt Financial Instruments
From the Chilean Government and Central Bank	633,706	—	—	—	—	633,706
Other debt financial instruments issued in Chile	1,227,347	—	—	—	—	1,227,347
Financial debt instruments issued Abroad	—	86,680	—	—	—	86,680
Subtotal	1,861,053	86,680	—	—	—	1,947,733

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—
Swaps	—	19,073	28,035	—	—	47,108
Call Options	—	—	—	—	—	—
Put Options	—	—	—	—	—	—
Futures	—	—	—	—	—	-
Subtotal	—	19,073	28,035	—	—	47,108

Financial assets at amortized cost:
Rights from resale agreements and securities lending	99,283	—	—	—	—	99,283

Debt Financial Instruments
From the Chilean Government and Central Bank	929,301	—	—	—	—	929,301
Subtotal	929,301	—	—	—	—	929,301

Loans and advances to Banks
Central Bank of Chile	1,100,000	—	—	—	—	1,100,000
Domestic banks	200,000	—	—	—	—	200,000
Foreign Banks (***)	—	4,775	—	262,217	133,773	400,765
Subtotal	1,300,000	4,775	—	262,217	133,773	1,700,765

Loans to Customers, Net
Commercial loans	20,154,015	—	—	—	118,591	20,272,606
Residential mortgage loans	13,499,416	—	—	—	—	13,499,416
Consumer loans	5,548,313	—	—	—	—	5,548,313
Subtotal	39,201,744	—	—	—	118,591	39,320,335

(*)	Others includes: France Ch$38,522 million, Switzerland Ch$2,654 and Belgium Ch$416 million.

(**)	Others includes: France Ch$33,011 million, Spain Ch$26,377 million and Canada Ch$72,666 million.

(***)	Others includes: China Ch$54,306 million, Netherlands Ch$25,569 million, South Korea Ch$27,868 and Switzerland Ch$26,030.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

	Central Bank of Chile	Government	Retail (Individuals)	Financial Services	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and Due from Banks	315,366	—	—	2,015,841	—	—	—	—	—	—	—	—	—	—	2,331,207

Financial Assets held for trading at fair value through profit or loss:
Derivative contracts Financial
Forwards	—	—	—	222,012	4,991	6,611	158	1,692	791	87	2,504	854	833	—	240,533
Swaps	—	—	—	1,715,341	1,031	2,375	—	15,409	18,220	1,035	36,977	5,240	4,595	—	1,800,223
Call Options	—	—	—	1,142	404	504	—	—	574	—	24	—	7	—	2,655
Put Options	—	—	—	438	593	105	—	—	2	—	—	—	—	—	1,138
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	1,938,933	7,019	9,595	158	17,101	19,587	1,122	39,505	6,094	5,435	—	2,044,549

Debt Financial Instruments
From the Chilean Government and Central Bank	2,365,167	229,763	—	—	—	—	—	—	—	—	—	—	—	—	2,594,930
Other debt financial instruments issued in Chile	—	—	—	155,591	—	—	—	—	—	—	—	—	—	—	155,591
Financial debt instruments issued Abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	2,365,167	229,763	—	155,591	—	—	—	—	—	—	—	—	—	—	2,750,521

Others Financial Instruments
Investments in mutual funds	—	—	—	322,111	—	—	—	—	—	—	—	—	—	—	322,111
Equity instruments	—	—	—	7,390	—	—	—	—	—	—	—	—	—	—	7,390
Others	—	—	—	2,836	—	—	—	—	—	—	—	—	—	—	2,836
Subtotal	—	—	—	332,337	—	—	—	—	—	—	—	—	—	—	332,337

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments
From the Chilean Government and Central Bank	—	633,706	—	—	—	—	—	—	—	—	—	—	—	—	633,706
Other debt financial instruments issued in Chile	—	—	—	1,193,705	5,320	—	—	11,431	11,738	—	5,153	—	—	—	1,227,347
Financial debt instruments issued Abroad	—	—	—	86,680	—	—	—	—	—	—	—	—	—	—	86,680
Subtotal	—	633,706	—	1,280,385	5,320	—	—	11,431	11,738	—	5,153	—	—	—	1,947,733

Financial Derivative contracts for hedging purposes
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	—	—	—	47,108	—	—	—	—	—	—	—	—	—	—	47,108
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	47,108	—	—	—	—	—	—	—	—	—	—	47,108

Financial assets at amortized cost (*)
Rights from resale agreements	—	—	—	93,671	—	—	—	—	—	—	—	—	5,612	—	99,283

Debt financial instruments
From the Chilean Government and Central Bank	—	929,301	—	—	—	—	—	—	—	—	—	—	—	—	929,301
Subtotal	—	929,301	—	—	—	—	—	—	—	—	—	—	—	—	929,301

Loans and advances to Banks
Central Bank of Chile	1,100,000	—	—	—	—	—	—	—	—	—	—	—	—	—	1,100,000
Domestic banks	—	—	—	200,000	—	—	—	—	—	—	—	—	—	—	200,000
Foreign banks	—	—	—	400,765	—	—	—	—	—	—	—	—	—	—	400,765
Subtotal	1,100,000	—	—	600,765	—	—	—	—	—	—	—	—	—	—	1,700,765

(*)	Economic activity of Loans and accounts receivable from customers disclosed in Note No. 13 letter (g).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2024:

	Chile	United States	England	Brazil	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	1,928,373	652,953	20,508	8	97,234	2,699,076

Financial assets held for trading at fair value through profit or loss:

Derivative contracts financial
Forwards (*)	161,046	4,215	30,380	—	32,029	227,670
Swaps (**)	927,824	57,428	917,837	—	167,392	2,070,481
Call Options	3,937	—	1,012	—	—	4,949
Put Options	250	—	3	—	—	253
Futures	—	—	—	—	—	—
Subtotal	1,093,057	61,643	949,232	—	199,421	2,303,353

Debt Financial Instruments
From the Chilean Government and Central Bank	1,495,457	—	—	—	—	1,495,457
Other debt financial instruments issued in Chile	217,948	—	—	—	—	217,948
Financial debt instruments issued Abroad	—	976	—	—	—	976
Subtotal	1,713,405	976	—	—	—	1,714,381

Others Financial Instruments
Investments in mutual funds	408,121	—	—	—	—	408,121
Equity instruments	1,039	—	—	—	—	1,039
Others	1,930	599	—	—	—	2,529
Subtotal	411,090	599	—	—	—	411,689

Financial Assets at fair value through other comprehensive income:

Debt Financial Instruments
From the Chilean Government and Central Bank	660,777	—	—	—	—	660,777
Other debt financial instruments issued in Chile	1,375,630	—	—	—	—	1,375,630
Financial debt instruments issued Abroad	—	51,938	—	—	—	51,938
Subtotal	2,036,407	51,938	—	—	—	2,088,345

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—
Swaps	—	28,599	40,794	—	4,566	73,959
Call Options	—	—	—	—	—	—
Put Options	—	—	—	—	—	—
Futures	—	—	—	—	—	—
Subtotal	—	28,599	40,794	—	4,566	73,959

Financial assets at amortized cost:
Rights from resale agreements and securities lending	87,291	—	—	—	—	87,291

Debt Financial Instruments
From the Chilean Government and Central Bank	944,109	—	—	—	—	944,109
Subtotal	944,109	—	—	—	—	944,109

Loans and advances to Banks
Central Bank of Chile	—	—	—	—	—	—
Domestic banks	300,042	—	—	—	—	300,042
Foreign Banks (***)	—	—	—	269,191	98,470	367,661
Subtotal	300,042	—	—	269,191	98,470	667,703

Loans to Customers, Net
Commercial loans	19,985,358	—	—	—	119,870	20,105,228
Residential mortgage loans	13,218,586	—	—	—	—	13,218,586
Consumer loans	5,551,306	—	—	—	—	5,551,306
Subtotal	38,755,250	—	—	—	119,870	38,875,120

(*)	Others includes: France Ch$28,892 million and Spain Ch$2,313 million.

(**)	Others includes: France Ch$43,194 million, Spain Ch$31,437 million and Canada Ch$92,761 million.

(***)	Others includes: China Ch$32,260 million and Netherlands Ch$26,931 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

	Central Bank of Chile	Government	Retail (Individuals)	Financial Services	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and Due from Banks	1,036,476	—	—	1,662,600	—	—	—	—	—	—	—	—	—	—	2,699,076

Financial Assets held for trading at fair value through profit or loss:
Derivative contracts Financial
Forwards	—	—	—	199,429	3,890	13,094	200	2,394	5,024	315	1,183	638	1,503	—	227,670
Swaps	—	—	—	1,972,003	1,079	7,970	—	13,947	23,613	1,756	37,459	7,758	4,896	—	2,070,481
Call Options	—	—	—	1,182	1,036	1,159	—	—	1,483	—	76	—	13	—	4,949
Put Options	—	—	—	90	137	26	—	—	—	—	—	—	—	—	253
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	2,172,704	6,142	22,249	200	16,341	30,120	2,071	38,718	8,396	6,412	—	2,303,353

Debt Financial Instruments
From the Chilean Government and Central Bank	1,217,317	278,140	—	—	—	—	—	—	—	—	—	—	—	—	1,495,457
Other debt financial instruments issued in Chile	—	—	—	217,948	—	—	—	—	—	—	—	—	—	—	217,948
Financial debt instruments issued Abroad	—	—	—	976	—	—	—	—	—	—	—	—	—	—	976
Subtotal	1,217,317	278,140	—	218,924	—	—	—	—	—	—	—	—	—	—	1,714,381

Others Financial Instruments
Investments in mutual funds	—	—	—	408,121	—	—	—	—	—	—	—	—	—	—	408,121
Equity instruments	—	—	—	1,039	—	—	—	—	—	—	—	—	—	—	1,039
Others	—	—	—	2,529	—	—	—	—	—	—	—	—	—	—	2,529
Subtotal	—	—	—	411,689	—	—	—	—	—	—	—	—	—	—	411,689

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments
From the Chilean Government and Central Bank	—	660,777	—	—	—	—	—	—	—	—	—	—	—	—	660,777
Other debt financial instruments issued in Chile	—	—	—	1,342,558	5,202	—	—	11,315	11,503	—	5,052	—	—	—	1,375,630
Financial debt instruments issued Abroad	—	—	—	51,938	—	—	—	—	—	—	—	—	—	—	51,938
Subtotal	—	660,777	—	1,394,496	5,202	—	—	11,315	11,503	—	5,052	—	—	—	2,088,345

Financial Derivative contracts for hedging purposes
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	—	—	—	73,959	—	—	—	—	—	—	—	—	—	—	73,959
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	73,959	—	—	—	—	—	—	—	—	—	—	73,959

Financial assets at amortized cost (*)
Rights from resale agreements	—	—	—	82,505	—	—	—	—	—	—	—	—	4,786	—	87,291

Debt financial instruments
From the Chilean Government and Central Bank	—	944,109	—	—	—	—	—	—	—	—	—	—	—	—	944,109
Subtotal	—	944,109	—	—	—	—	—	—	—	—	—	—	—	—	944,109

Loans and advances to Banks
Central Bank of Chile	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Domestic banks	—	—	—	300,042	—	—	—	—	—	—	—	—	—	—	300,042
Foreign banks	—	—	—	367,661	—	—	—	—	—	—	—	—	—	—	367,661
Subtotal	—	—	—	667,703	—	—	—	—	—	—	—	—	—	—	667,703

(*)	Economic activity of Loans and accounts receivable from customers disclosed in Note No. 13 letter (g).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(e)	Collaterals and Other Credit Enhancements:

The amount and type of collateral required depends on the counterparty’s credit risk assessment.

The Bank has guidelines regarding the acceptability of types of collateral and valuation parameters.

The main types of collateral obtained are:

●	For commercial loans: Residential and non-residential real estate, liens and inventory.

●	For retail loans: Mortgages loans on residential property.

The Bank also obtains collateral from parent companies for loans granted to their subsidiaries.

Management makes sure its collateral is acceptable according to both external standards and internal policies guidelines and parameters. The Bank has approximately 252,786 collateral assets as of March 31, 2025 (248,807 in December 2024), the majority of which consist of real estate. The following table contains guarantees value:

		Guarantee
March 2025	Loans	Mortgages	Pledges	Securities	Warrants	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate Lending	15,443,297	4,036,185	159,149	603,034	1,854	4,800,222
Small Business Lending	4,829,309	3,503,833	15,254	9,548	—	3,528,635
Consumer Lending	5,548,313	382,486	544	2,571	—	385,601
Mortgage Lending	13,499,416	12,958,295	110	—	—	12,958,405
Total	39,320,335	20,880,799	175,057	615,153	1,854	21,672,863

		Guarantee
December2024	Loans	Mortgages	Pledges	Securities	Warrants	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate Lending	15,278,242	3,985,392	137,504	559,132	1,345	4,683,373
Small Business Lending	4,826,986	3,465,474	14,464	10,240	—	3,490,178
Consumer Lending	5,551,306	387,195	552	2,500	—	390,247
Mortgage Lending	13,218,586	12,711,594	120	—	—	12,711,714
Total	38,875,120	20,549,655	152,640	571,872	1,345	21,275,512

The Bank also uses mitigating tactics for credit risk on derivative transactions. To date, the following mitigating tactics are used:

●	Accelerating transactions and net payment using market values at the date of default of one of the parties.

●	Option for both parties to terminate early any transactions with a counterparty at a given date, using market values as of the respective date.

Margins established with time deposits by customers who have FX forwards with subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(e)	Collaterals and Other Credit Enhancements, continued:

The value of the guarantees that the Bank maintains related to the loans individually classified as impaired as of March 31, 2025 and December 31, 2024 amounted Ch$178,791 million and Ch$183,021 million, respectively.

The value guarantees related to past due loans but no impaired as of March 31, 2025 and December 31, 2024 amounted Ch$543,799 million and Ch$521,142 million respectively.

(f)	Credit Quality by Asset Class:

The Bank determines the credit quality of financial assets using internal credit ratings. The rating process is linked to the Bank’s approval and monitoring processes and is carried out in accordance with risk categories established by current standards. Credit quality is continuously updated based on any favorable or unfavorable developments to customers or their environments, considering aspects such as commercial and payment behavior as well as financial information.

The Bank also carries out reviews focused on companies that participate in specific economic sectors, which are affected either by macroeconomic variables or variables of the sector. In this way, it is possible to timely establish the necessary and sufficient level of provisions to cover the losses due to the eventual non-recoverability of the credits granted.

The credit quality by asset class for Consolidated Statements of Financial Position sheet items, based on the Bank’s credit rating system, is presented in Note No. 13 letter (d).

Below is the detail of the default but not impaired portfolio:

	Past due but no impaired (*)
	1 to 29 days	30 to 59 days	60 to 89 days	90 or more days
	MCh$	MCh$	MCh$	MCh$

March 2025	838,263	212,382	75,053	—
December 2024	837,159	207,787	62,454	—

(*)	These amounts include the overdue portion and the remaining balance of loans in default.

(g)	Assets Received in Lieu of Payment:

The Bank has received assets in lieu of payment totaling Ch$32,569 million and Ch$32,929 million as of March 31, 2025 and December 31, 2024, respectively, the majority of which are properties. All of these assets are managed for sale.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(h)	Renegotiated Assets:

The loans are presented as renegotiated in the balance sheet correspond to those in which the corresponding financial commitments have been restructured and the Bank assesses the probability of recovery as sufficiently high.

The following table details the book value of loans with renegotiated terms per financial asset class:

	March	December
	2025	2024
Financial Assets	MCh$	MCh$
Loans and advances to banks
Central Bank of Chile	—	—
Domestic banks	—	—
Foreign banks	—	—
Subtotal	—	—

Loans to customers, net
Commercial loans	506,804	484,156
Residential mortgage loans	307,301	299,599
Consumer loans	365,849	369,183
Subtotal	1,179,954	1,152,938
Total renegotiated financial assets	1,179,954	1,152,938

(i)	Compliance with credit limit granted to related debtors:

Below are detailed the figures for compliance with the credit limit granted to debtors related to the ownership or management of the Bank and subsidiaries, in accordance with the Article 84 No. 2 of the General Banking Law, which establishes that in no case the total of these credits may exceed the amount of its Total or Regulatory Capital:

	March 2025	December 2024
	MCh$	MCh$

Total related debt	462,428	579,923
Consolidated Total or Regulatory Capital	6,728,532	6,955,292
Limit used %	6.87%	8.34%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk:

Market Risk refers to the loss that the Bank could face due to a liquidity shortage to honor the payments, or to close financial transactions in a timely manner (Liquidity Risk), or due to adverse movements in the values of market variables (Risk Price). For its correct management, the guidelines of the Liquidity Risk Management Policy and the Market Risk Management Policy are considered, both are subject to review, at least annually, by the Market Risk Manager and approval by the Bank’s Board of Directors, at least annually.

a)	Liquidity Risk:

Liquidity Risk Measurement and Limits

The Bank manages the Liquidity Risk in accordance with the established on the Liquidity Risk Management Policy, managing separately for each sub-category thereof; this is for Trading Liquidity Risk and Funding Liquidity Risk.

Trading Liquidity Risk is the inability to close, at current market prices, the financial positions opened mainly from the Trading Book (which is daily valued at market prices and the value differences instantly reflected in the Income Statement). This risk is controlled by establishing limits on the positions amounts of the Trading Book in accordance with what is estimated to be closed in a short time period. Additionally, the Bank incorporates a negative impact on the Income Statement whenever it considers that the size of a certain position in the Trading Book exceeds the reasonable amount, negotiated in the secondary markets, which would allow the exposure to be offset without altering market prices.

Funding Liquidity Risk refers to the Bank’s inability to obtain sufficient cash to meet its immediate obligations. This risk is managed by a minimum amount of highly liquid assets called liquidity buffer, and establishing limits and controls of internal metrics, among which the Market Access Report (“MAR”) stands out, which estimates the amount of funding that the Bank would need from wholesale financial counterparties, for the next 30 and 90 days in each of the relevant currencies of the balance sheet, to face a cash need as a result of the operation under business as usual conditions.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The use as of March within 2025 is illustrated below (LCCY = local currency; FCCY = foreign currency):

	MAR LCCY + FCCY BCh$		MAR FCCY MUS$
	1 - 30 days	1 - 90 days		1 - 30 days

Maximum	2,250	4,565	Maximum	1,007
Minimum	1,068	3,455	Minimum	192
Average	1,661	3,911	Average	679

The Bank also monitors the amount of assets denominated in local currency that is funded by liabilities denominated in foreign currency, including all tenors and the cash flows generated by full delivery derivatives payments. This metric is referred to as Cross Currency Funding. The bank oversees and limits this amount in order to take precautions against not only Banco de Chile’s event but also against a systemic adverse environment generated by a country risk event that might trigger lack of foreign currency funding.

The use of Cross Currency Funding within the year 2025 is illustrated below:

Cross Currency Funding MUS$

Maximum	2,332
Minimum	604
Average	1,584

The Bank establishes thresholds that alert behaviors outside the expected ranges at a normal or prudent level of operation, in order to protect other dimensions of liquidity risk such as, for example, maturities concentration of fund providers, the diversification of sources of funds either by type of counterparty or type of product, among others.

The evolution over time of the statement of financial ratios of the Bank is monitored in order to detect structural changes in the characteristics of the balance sheet, such as those presented in the following table and whose relevant values of use during the year 2025 are shown below:

	Funding Financial Counterparties/ Assets	Deposits/ Loans

Maximum	36%	64%
Minimum	36%	61%
Average	36%	62%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

Additionally, some market index, prices and monetary decisions taken by the Central Bank of Chile are monitored to detect structural changes in market conditions that can trigger a liquidity shortage or even a financial crisis.

Furthermore, the Liquidity Risk Management Policy enforces to perform stress tests periodically which are controlled against potentially accessible action plans in each modeled scenario, according with the guidelines established in the Liquidity Contingency Plan. This process is essential in determining the liquidity risk appetite framework of the institution.

The Bank measures and controls the mismatch of cash flows under regulatory standards with the C46 index report, which represents the net cash flows expected over time as a result of the contractual maturity of almost all assets and liabilities. Additionally, the Commission for the Financial Market (hereinafter, “CMF”) authorized Banco de Chile, among others, to report the adjusted C46 index. This allows the Bank to report, in addition to the regular C46 index, outflow behavior assumptions of certain specific elements of the liability, such as demand deposits and time deposits. In addition, the regulator also requires some rollover assumptions for the loan portfolio.

To date, the CMF establish the following dispositions for the C46 index:

Foreign Currency balance sheet items: 1-30 days, Regulatory Limit C46 index < 1 x Tier-1 Capital

The levels of use of this index during the year 2025 is illustrated below:

	Adjusted C46 CCY and FCCY as part of Basic Capital		Adjusted C46 FCCY as part of Basic Capital
	1 - 30 days	1 - 90 days	1 - 30 days

Maximum	0.21	0.20	0.24
Minimum	0.09	0.07	0.20
Average	0.16	0.12	0.22
Regulatory Limit	N/A	N/A	1.0

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The individual and consolidated term liquidity gap are presented below:

QUARTERLY STATEMENT OF INDIVIDUAL LIQUIDITY SITUATION
AS OF MARCH 31, 2025 CONTRACTUAL BASIS
Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	9,453,065	11,073,035	12,284,356	16,533,662
Cash flow payable (liabilities) and expenses	20,167,146	22,524,618	26,177,907	30,176,234
Liquidity Gap	10,714,081	11,451,583	13,893,551	13,642,572

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	1,684,517	1,924,015	1,988,949	2,694,088
Cash flow payable (liabilities) and expenses	3,229,349	3,592,814	4,155,564	5,137,215
Liquidity Gap	1,544,832	1,668,799	2,166,615	2,443,127

Limits:
One time capital			5,275,648
AVAILABLE MARGIN			3,109,033

*	In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$3,109,032,028,243.

QUARTERLY STATEMENT OF INDIVIDUAL LIQUIDITY SITUATION
AS OF MARCH 31, 2025 ADJUSTED BASIS
Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	9,038,994	10,316,041	10,983,489	13,651,449
Cash flow payable (liabilities) and expenses	9,988,447	10,917,464	12,353,417	14,941,002
Liquidity Gap	949,453	601,423	1,369,928	1,289,553

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	1,528,438	1,648,134	1,538,167	1,748,342
Cash flow payable (liabilities) and expenses	2,189,528	2,447,634	2,870,553	3,747,355
Liquidity Gap	661,090	799,500	1,332,386	1,999,013

Limits:
One time capital			5,275,648
AVAILABLE MARGIN			3,943,262

*	In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$3,943,262,801,920.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

QUARTERLY STATEMENT OF CONSOLIDATED LIQUIDITY SITUATION
AS OF MARCH 31, 2025 CONTRACTUAL BASIS
Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	10,297,499	11,923,461	13,145,752	17,433,342
Cash flow payable (liabilities) and expenses	20,851,598	23,209,071	26,868,739	30,906,433
Liquidity Gap	10,554,099	11,285,610	13,722,987	13,473,091

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	1,684,580	1,924,079	1,989,012	2,694,153
Cash flow payable (liabilities) and expenses	3,229,349	3,592,814	4,155,564	5,137,279
Liquidity Gap	1,544,769	1,668,735	2,166,552	2,443,126

Limits:
One time capital			5,275,647
AVAILABLE MARGIN			3,109,095

*	In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$3,109,095,287,626.

QUARTERLY STATEMENT OF CONSOLIDATED LIQUIDITY SITUATION
AS OF MARCH 31, 2025 ADJUSTED BASIS
Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	9,883,428	11,166,467	11,844,886	14,551,129
Cash flow payable (liabilities) and expenses	10,672,900	11,601,916	13,044,249	15,671,201
Liquidity Gap	789,472	435,449	1,199,363	1,120,072

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	1,528,501	1,648,197	1,538,230	1,748,407
Cash flow payable (liabilities) and expenses	2,189,528	2,447,634	2,870,553	3,747,419
Liquidity Gap	661,027	799,437	1,332,323	1,999,012

Limits:
One time capital			5,275,648
AVAILABLE MARGIN			3,943,325

*	In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$3,943,325,061,299.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

Liquid Assets Consolidated Balance Statement as of March 31, 2025, values in BCh$

Source: Financial Statements Banco de Chile as of March 31, 2025

Additionally, the regulatory entities have introduced other metrics that the Bank uses in its management, such as the Liquidity Coverage Ratio (“LCR”) and Net Stable Financing Ratio (“NSFR”), using assumptions similar to those used in the international banking. For the first, the minimum level required is 1 time (100%) of the LCR indicator, while for the second the limit requirement is 0.9 times (90%) of the NSFR indicator. The evolution of the LCR and NSFR metrics during the year 2025 are shown below:

	LCR	NSFR

Maximum	2.03	1.22
Minimum	1.86	1.19
Average	1.93	1.20
Regulatory Limit	1.00	0.9	(*)

(*)	By transitory disposition of the Central Bank of Chile, in Chapter III.B.2.1 of the Compendium of Accounting Standards for Banks, this limit will gradually increase until reaching 1.0 in January 2026.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The contractual maturity profile of the financial liabilities of Banco de Chile and its subsidiaries (consolidated basis), to March 2025 and December 2024, is as follows:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of March 31, 2025
Transactions in the course of payment	534,594	—	—	—	—	—	534,594
Full delivery derivative transactions	442,673	448,059	798,097	1,096,313	820,650	1,509,708	5,115,500
Financial liabilities at amortized cost:
Current accounts and other demand deposits	14,560,376	—	—	—	—	—	14,560,376
Saving accounts and time deposits	9,885,963	3,200,836	2,370,918	182,209	326	554	15,640,806
Obligations by repurchase agreements and securities lending	102,341	39,866	—	—	—	—	142,207
Borrowings from financial institutions	99,346	374,356	817,587	—	—	—	1,291,289
Debt financial instruments issued (all currencies)	112,667	428,273	1,229,759	2,822,223	2,467,200	4,328,144	11,388,266
Other financial obligations	320,709	—	—	—	—	—	320,709
Financial instruments of regulatory capital issued (subordinated bonds)	3,582	19,460	29,399	94,136	90,554	1,164,522	1,401,653
Total (excluding non-delivery derivative transactions)	26,062,251	4,510,850	5,245,760	4,194,881	3,378,730	7,002,928	50,395,400

Non-delivery derivative transactions	324,302	218,795	1,534,108	1,010,958	836,504	1,912,627	5,837,294

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2024
Transactions in the course of payment	283,605	—	—	—	—	—	283,605
Full delivery derivative transactions	728,329	328,138	972,304	1,202,183	861,833	1,490,511	5,583,298
Financial liabilities at amortized cost:
Current accounts and other demand deposits	14,263,303	—	—	—	—	—	14,263,303
Saving accounts and time deposits	9,437,781	2,670,440	2,138,233	56,593	450	562	14,304,059
Obligations by repurchase agreements and securities lending	109,280	66	527	—	—	—	109,873
Borrowings from financial institutions	22,207	159,438	921,822	—	—	—	1,103,467
Debt financial instruments issued (all currencies)	13,893	158,375	1,178,285	2,983,446	2,328,034	4,472,111	11,134,144
Other financial obligations	284,479	—	—	—	—	—	284,479
Financial instruments of regulatory capital issued (subordinated bonds)	3,140	—	48,654	92,974	89,437	1,153,294	1,387,499
Total (excluding non-delivery derivative transactions)	25,146,017	3,316,457	5,259,825	4,335,196	3,279,754	7,116,478	48,453,727

Non-delivery derivative transactions	153,172	399,612	1,201,809	1,385,711	894,295	1,912,040	5,946,639

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk:

The Price Risk measurement and management processes are carried out in accordance with the established on the Market Risk Management Policy, by using internal metrics developed by the Bank, both for the Trading Book and for the Banking Book (the Banking Book includes all balance sheet items, including those in the Trading Book but in such case these are reported at an interest rate adjustment term of one day, thus not generating accrual interest rate risk). In addition, the portfolio recorded under the Fair Value Through Other Comprehensive Income (hereinafter FVOCI) is considered, which is a sub-set of the Banking Book, which given its nature is relevant to measure it independently. In addition, the Bank reports metrics to regulatory entities according to the models defined by them.

The Bank has established internal limits for the exposures of the Trading Book. In fact, FX positions (FX delta), interest rate sensitivities generated by the derivatives and debt securities portfolios (DV01 or also referred as to rho) and the FX options volatility sensitivity (vega) are measured, reported and controlled against their limits. Limits are established on an aggregate basis but also for some specific tenor points. The use of these limits is daily monitored, controlled and reported by independent control functions to the senior management of the bank. The internal governance framework also establishes that these limits must be approved by the board and reviewed at least annually.

The Bank measures and controls the risk for the Trading Book portfolios using the Value-at-Risk (VaR). The model uses a 99% confidence level and the most recent one-year observed rates, prices and yields data.

The use of VaR within the year 2025 is illustrated below:

Value-at-Risk 99% one-day confidence level
MCh$

Maximum	1,349
Minimum	792
Average	1,057

Additionally, the Bank performs measuring, limiting, controlling and reporting interest rate exposures and risks for the Banking Book using internally developed methodologies based on the differences in the amounts of assets and liabilities considering the interest rate repricing dates. Exposures are measured according to the Interest Rate Exposure or IRE metric and their corresponding risks using the Earnings-at-Risk or EaR metric. Within these metrics, Prepayment Risk is considered, which corresponds to the customer’s ability to pay, totally or partially, their debt before maturity. For this, a loan flow allocation model is generated with exposure to interest rate fluctuations, according to their prepayment behavior, finally reflecting a decrease in their average maturity term.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The use of EaR within the year 2025 is illustrated below:

12- months Earnings-at-Risk 99% confidence level 3 months closing period
MCh$

Maximum	228,505
Minimum	223,845
Average	226,699

The regulatory risk measurement for the Trading Book (Market Risk Weighted Assets report or mRWA) is produced by utilizing guidelines provided by the Central Bank of Chile (hereinafter, “BCCh”) and the CMF. The referred methodologies estimate the potential loss that the bank may incur considering standardized fluctuations of the value of market factors such as FX rates, interest rates and volatilities that may adversely impact the value of FX spot positions, interest rate exposures, and volatility exposures, respectively. Interest rates changes are provided by the regulatory entity; moreover, correlation factors and very conservative term are included to explain non-parallel changes in the yield curve.

The risk measurement for the Banking Book, according to regulatory guidelines (RMLB report by its Spanish initials), as a result of interest rate fluctuations is carried out through the use of standardized methodologies provided by regulatory entities (BCCh and CMF). The report includes models for reporting interest rate gaps and how their value varies, according to rate fluctuations that are defined by the scenarios provided by the regulations. In addition to this, the regulatory entity has requested banks to establish internal limits, separately for short-term and long-term balances, NII and EVE respectively, for these regulatory measurements.

The results effectively realized during the month for trading activities are controlled against defined loss levels and if these levels are exceeded, senior management is notified in order to evaluate potential corrective actions.

Finally, the Market Risk Management Policy of Banco de Chile enforces to perform daily stress tests for the Trading Book and monthly for the Banking Book. Additionally, the stress test for the FVOCI portfolio is included, which is reported daily. The output of the stress testing process is monitored against corresponding alert levels; in the case those triggers are breached, the senior management is notified in order to implement further actions, if necessary. Additionally, these book tests are a fundamental part of establishing the Bank’s price risk appetite framework.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of March 31, 2025
Cash and due from banks	2,309,525	—	—	—	—	—	2,309,525
Transactions in the course of collection	345,996	—	—	—	—	—	345,996
Financial assets at fair value through other comprehensive income:
Debt financial instruments	92,126	187,081	915,260	414,634	229,320	109,311	1,947,732
Derivative financial instruments for hedging purposes	4,728	44,091	261,045	423,555	329,884	859,529	1,922,832
Financial assets at amortized cost:
Rights from resale agreements and securities lending	—	—	—	—	—	—	—
Debt financial instruments	1,203	—	495,476	26,536	159,432	302,547	985,194
Loans and advances to Banks	1,521,572	172,874	4,775	—	—	—	1,699,221
Loans to customers, net	5,423,358	3,845,455	7,900,625	8,871,118	5,681,550	15,406,256	47,128,362
Total Assets	9,698,508	4,249,501	9,577,181	9,735,843	6,400,186	16,677,643	56,338,862

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2024
Cash and due from banks	2,677,676	—	—	—	—	—	2,677,676
Transactions in the course of collection	382,677	—	—	—	—	—	382,677
Financial assets at fair value through other comprehensive income:
Debt financial instruments	143,990	272,612	867,605	490,101	217,174	96,808	2,088,290
Derivative financial instruments for hedging purposes	747	8,544	311,890	442,555	337,594	893,516	1,994,846
Financial assets at amortized cost:
Rights from resale agreements and securities lending	—	—	—	—	—	—	—
Debt financial instruments	—	25,951	11,478	500,385	159,001	306,586	1,003,401
Loans and advances to Banks	398,595	58,098	216,769	—	—	—	673,462
Loans to customers, net	5,417,405	3,126,005	8,684,037	8,875,282	5,369,386	15,070,223	46,542,338
Total Assets	9,021,090	3,491,210	10,091,779	10,308,323	6,083,155	16,367,133	55,362,690

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of March 31, 2025
Transactions in the course of payment	502,225	—	—	—	—	—	502,225
Derivative Financial Instruments for hedging purposes	2,804	44,744	260,300	381,864	346,044	1,175,252	2,211,008
Financial liabilities at amortized cost:
Current accounts and other demand deposits	14,589,822	—	—	—	—	—	14,589,822
Saving accounts and time deposits	9,885,963	3,200,836	2,370,918	182,209	326	554	15,640,806
Obligations by repurchase agreements and securities lending	6,608	—	—	—	—	—	6,608
Borrowings from financial institutions	99,346	374,356	817,587	—	—	—	1,291,289
Debt financial instruments issued (*)	112,667	428,273	1,229,759	2,822,223	2,467,200	4,328,144	11,388,266
Other financial obligation	320,709	—	—	—	—	—	320,709
Financial instruments of regulatory capital issued (subordinated bonds)	3,582	19,460	29,399	94,136	90,554	1,164,522	1,401,653
Total liabilities	25,523,726	4,067,669	4,707,963	3,480,432	2,904,124	6,668,472	47,352,386

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2024
Transactions in the course of payment	297,983	—	—	—	—	—	297,983
Derivative Financial Instruments for hedging purposes	1,588	2,755	303,336	381,790	343,096	1,133,338	2,165,903
Financial liabilities at amortized cost:
Current accounts and other demand deposits	14,287,507	—	—	—	—	—	14,287,507
Saving accounts and time deposits	9,437,781	2,670,440	2,138,233	56,593	450	562	14,304,059
Obligations by repurchase agreements and securities lending	9,984	—	—	—	—	—	9,984
Borrowings from financial institutions	21,222	159,438	921,822	—	—	—	1,102,482
Debt financial instruments issued (*)	13,893	158,375	1,178,285	2,983,446	2,328,034	4,472,111	11,134,144
Other financial obligation	284,479	—	—	—	—	—	284,479
Financial instruments of regulatory capital issued (subordinated bonds)	3,140	—	48,654	92,974	89,437	1,153,294	1,387,499
Total liabilities	24,357,577	2,991,008	4,590,330	3,514,803	2,761,017	6,759,305	44,974,040

(*)	Amounts shown here are different from those reported in the liabilities report which is part of the liquidity analysis, due to differences in the treatment of mortgage bonds issued by the Bank in both reports.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

Price Risk Sensitivity Analysis

The Bank uses stress tests as the main sensitivity analysis tool for Price Risk. The analysis is implemented for the Trading Book, Banking Book and the FVOCI portfolio separately. The Bank has adopted this tool as it is considered more useful than fluctuations in business as usual scenario, such as VaR or EaR, given that:

(i)	The financial crisis show market factors fluctuations that are materially larger than those used in the VaR with 99% of confidence level or EaR with 99% of confidence level.

(ii)	The financial crisis also show that correlations between these fluctuations are materially different from those used in the VaR computation, since a crisis precisely indicates severe disconnections between the behaviors of market factors fluctuations respect to the patterns observed under normal conditions.

(iii)	Trading liquidity dramatically diminishes during financial distress and especially in emerging markets. Therefore, the overnight VaR number might not be representative of the loss for trading portfolios in such environment since closing exposures period may exceed one business day. This may also happen when calculating EaR, even considering three months as the closing period.

The impacts are determined by mathematical simulations of fluctuations in the values of market factors, and also, estimating the changes of the economic and /or accounting value of the financial positions.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

In order to comply with IFRS 9, the following exercise was included illustrating an estimation of the impact of extreme but reasonable fluctuations of interest rates, swaps yields, FX rates and exchange volatility, which are used for valuing Trading Book, Banking Book and the FVOCI portfolio. Given that the Bank’s portfolio includes positions denominated in nominal and real interest rates, these fluctuations must be aligned with extreme but realistic Chilean inflation changes forecasts.

For the Trading Book, the exercise is implemented by multiplying the sensitivities by the fluctuations obtained as the results of mathematical simulations over a two-week time horizon and using the maximum historical volatility, within a significant period of time, in each of the market factor present. In the case of the FVOCI portfolio a four-week time horizon is used due to liquidity constrains; Banking Book impacts are estimated by multiplying cumulative gaps by forward interest rates fluctuations modeled over a three-month time horizon and using the maximum historical volatility of interest fluctuations but limited by maximum fluctuations and / or levels observed within a significant period of time. It is relevant to note that the methodology might ignore some portion of the interest rates convexity, since it is not captured properly when large fluctuations are modeled. In any case, given the magnitude of the changes, the methodology may be reasonable enough for the purposes and scope of the analysis.

The following table illustrates the fluctuations resulting from the main market factors in the maximum stress test exercise, or more adverse, for the Trading Book.

The directions or signs of these fluctuations are those that correspond to those that generate the most adverse impact at the aggregate level.

	Average Fluctuations of Market Factors for Maximum Stress Scenario Trading Book
	CLP Derivatives (bps)	CLP Bonds (bps)	CLF Derivatives (bps)	CLF Bonds (bps)	USD Offshore SOFR Derivatives (bps)	Spread USD On/Off Derivatives (bps)
Less than 1 year	30	199	125	161	10	(92)
Greater than 1 year	21	125	17	118	14	(27)

bps = basis points.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The worst impact on the Bank’s Trading Book as of March 31, 2025, as a result of the simulation process described above, is as follows:

Most Adverse Stress Scenario P&L Impact Trading Book (MCh$)
CLP Interest Rate		(10,707)
Derivatives	(791)
Debt instruments	(9,916)
CLF Interest Rate		(1,186)
Derivatives	91
Debt instruments	(1,277)
Interest rate USD offshore		(39)
Domestic/offshore interest rate spread USD		(984)

Total Interest rates		(12,916)
Banking spread		(25)
Total FX and FX Options		20
Total		(12,921)

The modeled scenario would generate losses in the Trading Book for Ch$12,921 million. In any case, such fluctuations would not result in material losses compared to Basic Capital or to the P&L estimate for the next 12-months.

The impact on the Banking Book as of March 31, 2025, which does not necessarily mean a net loss(gain) but a lower (greater) net income from funds generation (resulting net interest rate generation), is illustrated below:

Most Adverse Stress Scenario 12-Month Revenue Banking Book (MCh$)
Impact by Base Interest Rate shocks	(334,755)
Impact due to Spreads Shocks	(31,762)
Higher / (Lower) Net revenues	(366,517)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The impact on the FVOCI portfolio it is show in the followings tables. First are the main fluctuation in the market factors, due to the scenarios provided for the stress test meltdown (more adverse), for this portfolio.

The sign of the fluctuation below, correspond to the ones that generate the most adverse impact.

Average Fluctuations of Market Factors for Maximum Stress Scenario FVOCI Portfolio
	CLP Bonds (bps)	CLF Bonds (bps)	USD Offshore SOFR Derivatives (bps)	Spread USD On/Off Derivatives (bps)
Less than 1 year	261	450	24	17
Greater than 1 year	137	210	19	4

bps = basis points

The worst impact on the Bank’s FVOCI portfolio as of March 31, 2025, as a result of the simulation process described above, is as follows:

Most Adverse Stress Scenario P&L Impact FVOCI portfolio (MCh$)
CLP Debt Instrument	(25,212)
CLF Debt Instrument	(59,818)
Interest rate USD offshore	(543)
Banking spread	(1,297)
Corporative spread	(2,018)
Total	(88,888)

The modeled for the FVTOCI Portfolio would generate potential impacts on equity accounts for Ch$88,888 million.

The main negative impact on the Trading Book would occur as a result of an increase in rates on debt instruments in CLP over 1 year, while in the case of the FVTOCI portfolio the main impact comes from upward fluctuations in interest rates of debt instruments in CLF and CLP greater than 1 year. For its part, the lowest potential income in the next 12 months in the Banking Book would occur in a scenario of a sharp inflation rates and a limited fall in nominal interest rates.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(4)	Other Information related to Financial Risks:

Offsetting of financial assets and liabilities:

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc.), under legal jurisdiction of the City of New York – USA or London – United Kingdom. Legal framework in these jurisdictions, along with documentation mentioned, it allows Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. Additionally, the Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), that includes other credit mitigating, such as entering margins on a certain amount of net value of transactions, early termination (optional or mandatory) of transactions at certain dates in the future, coupon adjustment of transaction in exchange for payment of the debtor counterpart over a certain threshold amount, etc.

Below are detail the contracts susceptible to offset:

	Fair Value		Negative Fair Value of contracts with right to offset		Positive Fair Value of contracts with right to offset		Financial Collateral		Net Fair Value
	March	December	March	December	March	December	March	December	March	December
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivative financial assets	2,091,657	2,377,312	(837,895)	(817,430)	(900,976)	(1,103,430)	(144,897)	(169,344)	207,889	287,108

Derivative financial liabilities	2,393,796	2,585,846	(837,895)	(817,430)	(900,976)	(1,103,430)	(345,033)	(334,897)	309,892	330,089

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(4)	Operational risk:

One of the Bank’s objectives is to monitor, control and maintain at adequate levels, the risk of losses resulting from a lack of adequacy or a failure of processes, personnel and/or internal systems, or due to external events. This definition includes legal risk and excludes strategic and reputational risk.

Operational risk is inherent to all activities, products, and systems, and is transversal to the entire organization, encompassing its strategic, business, and support processes. All Bank collaborators are responsible, within their respective areas of responsibility, for managing and controlling the operational risk inherent in their activities, as its materialization can generate direct or indirect financial losses.

To face this risk, the Bank has defined a Regulatory Framework and a governance structure according to the volume and complexity of its activities. The Corporate Risk Division administer the management of this risk, through the establishment of a Global Control Management. Likewise, the “Superior Committee for Operational Risk” and the “Committee for Operational Risk” supervise it.

The Operational Risk Policy defines a comprehensive management model based on four main processes that ensure an adequate control environment in the organization.

These processes are implemented in the different areas of Operational Risk action, using various management and control tools.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(5)	Operational risk, continued:

The aforementioned processes correspond to:

1. Identification and Evaluation: At Banco de Chile, this process considers internal and external factors, which allows us to better understand operational risk, and thus allocate resources and define strategies efficiently and effectively.

The Bank promotes the use of methodologies and procedures with the objective of guaranteeing an adequate identification and evaluation of these risks, both inherent and residual. These are executed with a frequency that allows knowing the operational risks in a timely manner.

2. Control and Mitigation: Determination of acceptable risk levels and mitigation actions to be applied in case of deviation from these levels. This process aims to maintain risk at adequate levels.

Banco de Chile will execute a set of control and mitigation tools in the different areas of management, which will make it possible to alert deviations in exposure to operational risk, where mitigation measures will be evaluated to solve them.

3. Monitoring and Reporting: This process aims to guarantee the monitoring of the main risks and inform the different interested parties.

At Banco de Chile, monitoring and reporting will consider information related to the different areas of management. If necessary, the results of the monitoring activities will be included in the relevant government instances.

4. Operational Risk Culture: The Global Control Management plans operational risk culture programs, aimed at raising awareness and training Bank employees in risk identification, control effectiveness, and event detection in their normal operating activities, so that each collaborator contributes to reduce the occurrence of risk events and mitigate their impact on the business.

Additionally, the comprehensive management of Operational Risk considers the following areas:

−	Fraud Management

−	Process Assessment

−	Testing of Controls

−	Event Management

−	Loss Base Management

−	Profile and Risk Appetite Framework

−	Generation of stress test models for Operational Risk

−	Supplier Management

−	Management Self-Assessment Matrix

−	Operational Risk Assessment for Projects

−	Subsidiary Control

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(5)	Operational risk, continued:

All areas previously mentioned, together with the corresponding Regulatory Framework and governance structure, constitute the overall management of Operational Risk. In this way, Banco de Chile and its Subsidiaries ensure an adequate environment for the management of operational risk.

Below is the exposure to net loss, gross loss and recoveries due to operational risk events as of March 31, 2025 and 2024:

	March 2025			March 2024
Category	Lost Gross	Recoveries	Lost Net	Lost Gross	Recoveries	Lost Net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Internal fraud	84	—	84	5	—	5
External fraud	6,993	(3,170)	3,823	7,819	(3,062)	4,757
Work practices and safety in the business position	280	—	280	302	—	302
Customers, products and business practices	35	—	35	258	—	258
Damage to physical assets	271	—	271	372	(51)	321
Business interruption and system failures	266	—	266	45	(6)	39
Execution, delivery and process management	384	(2)	382	1,136	(4)	1,132
Total	8,313	(3,172)	5,141	9,937	(3,123)	6,814

Cybersecurity

The Cybersecurity Engineering and Architecture Management is in charge of defining, implementing and maximizing existing cyber threat protection technologies, and defining and maintaining the security architecture. The Cyber Defense Management is responsible for safeguarding information assets by proactively detecting, responding and containing threats. Likewise, this department is responsible for managing cybersecurity incidents in an assertive and timely manner, minimizing the impact and improving response times, with the aim of protecting the Bank’s operations.

On the other hand, the Technological Risk and Cyber Intelligence Management aims to ensure security and the integration of information security and cybersecurity risks, preventing attacks perpetuated by different threat agents. Manage and respond to cyber intelligence requirements that allow strengthening strategic decision-making within the organization through analytical models, in order to provide support to processes and mechanisms that seek to achieve greater security, protection and resilience against the current threat landscape.

Finally, the Cybersecurity Management and Subsidiary Control Management is in charge of defining, managing and carrying out the strategic plan of the cybersecurity division. Their responsibilities include ensuring optimal and efficient use of resources, as well as providing and supervising cybersecurity policies to suppliers, among other matters. Likewise, management must guarantee the implementation of guidelines and controls that establish cybersecurity regulations, in addition to managing the regulatory framework of the Division’s processes. Also, he is responsible for strengthening the cybersecurity culture within the organization and supporting the management of cross-functional functions and initiatives related to cybersecurity. Finally, it has the task of establishing and controlling cybersecurity management in the bank’s subsidiaries.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

The Bank in the management for the compliance with the objectives related to the delivery of the service of attention to its clients, has the Management of Business Continuity that through its policy and norm establishes the guidelines to manage, control and administrate the strategies for recovering from contingency situations, maintains the crisis governance model, sustain the continuity of services and critical operations related to the payment chain, through a comprehensive resilient model that includes plans and controlled tests to reduce the impact of disruptive events that may affect the Bank. Additionally, there is the role and responsibilities of the Information Security Officer (ISO), with an independent function in charge of designing and implementing controls, by monitoring the tasks carried out by the organizational units responsible for information security, cybersecurity and technological risk.

That is why Business Continuity has methodologies and controls that contribute to the application of the comprehensive model within the corporation, mainly represented in the following management areas:

−	Document Management: It consists of carrying out methodological processes of updating the documentation that supports Business Continuity in operational and technological areas, with the aim of keeping the strategy implemented in the Bank up to date and in accordance with the guidelines of Business Continuity Management (BCM).

−	Business Continuity Tests: It refers to annually scheduled contingency simulations that address the 5 risk scenarios defined for the Bank (Failure in Technology Infrastructure, Failure in Physical Infrastructure, Massive Absence of Personnel, Failure in Critical Supplier Service and Cybersecurity), allowing to maintain constant training and integration of critical personnel operating the payment chain, under the defined contingency procedures that support the Bank’s critical products and services.

−	Crisis Management: Internal process of the Bank that maintains and trains the key executive roles associated with the Crisis Groups in conjunction with the main recovery strategies and structures defined in the BCM model. In this way, it constantly strengthens the different areas necessary for preparation, execution and monitoring, that will allow facing crisis events in the Bank.

−	Critical Supplier Management: This involves the management, control and testing of Business Continuity Plans implemented by the suppliers involved in the processing of critical products and services for the Bank, associated with the risk scenarios established in direct relation to the contracted service.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

Business Continuity, continued:

−	Alternative Site Management: It includes the continuous management and control of secondary physical locations for the Bank’s critical units, to keep the operation active in case of failure in the main work location. The objective is to protect and maintain the technological and operational functionalities of the alternative sites, to reduce recovery times in case of crisis and that activation is effective when its use is required.

−	Relations with subsidiaries and External Entities: It consists of the permanent control, management and leveling on the compliance of Subsidiaries under the methodology and strategic lines established by the Bank in crisis environments and Business Continuity Management. It also includes the global management with the requirements of internal and external regulators.

−	Continuous Improvement: considers the application of processes, automation and the adaptation of resources used in the internal processes of the business continuity model, with the objective of improving response in the delivery and analysis of information in contingencies, complementing the managed processes of the BCM.

−	Training: It includes the development and implementation of processes and instances prepared under different learning methodologies to strengthen and empower employees on the areas of the business continuity model.

−	Cybersecurity Control: Design and implement independent controls by monitoring the tasks carried out by the organizational units responsible for the Bank’s information security, cybersecurity and technological risk.

The management and unification of the described areas, together with the compliance of the implemented regulations and the structured governability, constitute the Business Continuity Model of the Bank of Chile.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

48.	Information on Regulatory Capital and Capital Adequacy Ratios:

Requirements and Capital Management:

The main objectives of the Bank’s capital management are to ensure the adequacy and quality of its capital, at a consolidated level, based on the adequate management of the risks it faces in its operations, establishing sufficient capital levels, through the definition of internal objectives, that supports both the business strategy in both normal and stress scenarios in the short and medium term, thus ensuring compliance with regulatory requirements, coverage of its material risks, a solid credit classification and the generation of adequate capital clearances. During 2025, the Bank has met the required capital requirements and its internal sufficiency objectives.

As part of its Capital Management Policy, the Bank has established capital sufficiency alerts and limits approved by the Board of Directors, which are monitored by the governance structures that the Bank has established for these purposes, including the Capital Management Committee. During 2025, none of the internal alerts defined by the Bank were activated as part of the Capital Risk Appetite Framework. In this sense, the Bank manages capital based on its strategic objectives, its risk profile and its ability to generate cash flows, as well as the economic and business context in which it operates. If it requires strengthening its capital structure, the Bank may, among other options, propose to its shareholders meeting modifications to the dividend payment ratio, as well as issue basic capital, additional tier 1 capital or tier 2 capital instruments.

Capital Requirements

In accordance with the General Banking Law, the effective equity of a bank may not be less than 8% of its risk-weighted assets (RWA), net of required provisions. Additionally, it establishes that the Basic Capital may not be less than 4.5% of its APR or 3% of its total assets, net of required provisions. Regarding Tier 1 capital, corresponding to the sum of Basic Capital and Additional Tier 1 Capital, the latter in the form of bonds with no maturity date and preferred shares, it is established that it may not be less than 6% of their RWAs, net of required provisions. Likewise, banking entities must comply, as established by current regulations or regulators, with buffers and capital charges, such as the conservation buffer, the countercyclical buffer and capital charges by the systemically important buffer and/or Pillar 2.

On May, 2023, the Central Bank reported that its board agreed to activate the counter-cyclical core capital requirement for banks, at a local banking industry level, equivalent to 0.5% of the risk-weighted assets of banking institutions, required starting from the month of May 2024. In the monetary policy meeting of November 2024, the central bank agreed to maintain the same level of 0.5% requirement.

On January 16, 2024, the Financial Market Commission (CMF) reported that, as a result of the supervision process, it resolved to apply additional capital requirements of Pillar 2 of 0.5% for Banco de Chile within an implementation period of four years. This requirement must be constituted in a ratio of 25% no later than June 30, 2024. Likewise, this requirement must be recognized at least 56.3% with basic capital in proportion to the minimum legal requirements. On January 17, 2025 the CMF communicated that, as a result of the supervisory process, it decided to maintain the additional capital requirement for Pillar 2 in effect for Banco de Chile as of that date, equivalent to 0.13% of the APR, which must be fully constituted as of June 30, 2025.

On April 1, 2025, the CMF reported the result of the annual review of the systemic importance rating for local banks, maintaining an additional basic capital charge of 1.25% of the APR for Banco de Chile, payable in accordance to the gradualness defined by the regulations, so the capital charge required as of December 2025 is equivalent to 100% of said percentage.

It should be noted that the Basel III banking solvency standards still consider a series of transitory regulations. These measures include: i) the gradual adoption of requirements for systemic banks, ii) the gradual application of adjustments to regulatory capital, iii) gradualness to continue recognizing subordinated bonds issued by banking subsidiaries as effective equity, among other matters. It is important to mention that on December 1, 2024 the gradual adaption of the conservation buffer, reaching 2.5% of risk-weighted assets, which is fully constituted by Banco de Chile.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

48.	Information on Regulatory Capital and Capital Adequacy Ratios, continued:

Information on regulatory capital and capital adequacy indicators is presented below:

	Total assets, risk-weighted assets and components of the effective equity according to Basel III		Local and Overall consolidated March -2025	Local and Overall consolidated Dec-2024
Item No.	Item description	Note	MCh$	MCh$
1	Total assets according to the statement of financial position		53,769,904	52,095,441
2	Non-consolidated investment in subsidiaries	a	—	—
3	Assets discounted from regulatory capital, other than item 2	b	2,279,464	2,544,175
4	Derivative credit equivalents	c	1,018,528	1,056,941
5	Contingent loans	d	2,980,522	3,104,187
6	Assets generated by the intermediation of financial instruments	e	—	—
7	= (1-2-3+4+5-6) Total assets for regulatory purposes		55,489,490	53,712,394
8.a	Credit risk weighted assets, estimated according to the standard methodology (CRWA)	f	32,878,977	32,704,910
8.b	Credit risk weighted assets, estimated according to internal methodologies (CRWA)	f	—	—
9	Market risk weighted assets (MRWA)	h	1,407,442	1,309,590
10	Operational risk weighted assets (ORWA)	g	4,377,313	4,339,979
11.a	= (8.a/8.b+9+10) Risk-weighted assets (RWA)		38,663,732	38,354,479
11.b	= (8.a/8.b+9+10) Risk-weighted assets, after application of the output floor (RWA)		38,663,732	38,354,479
12	Owner’s equity		5,395,358	5,622,999
13	Non-controlling interest	i	2	2
14	Goodwill	j	—	—
15	Excess minority investments	k	—	—
16	= (12+13-14-15) Core Tier 1 Capital (CET1)		5,395,360	5,623,001
17	Additional deductions to core tier 1 capital, other than item 2	l	119,712	111,087
18	= (16-17-2) Core Tier 1 Capital (CET1)		5,275,648	5,511,914
19	Voluntary provisions (additional) imputed as additional Tier 1 capital (AT1)	m	—	—
20	Subordinated bonds imputed as additional tier 1 capital (AT1)	m	—	—
21	Preferred shares allocated to additional tier 1 capital (AT1)		—	—
22	Bonds without a fixed term of maturity imputed to additional tier 1 capital (AT1)		—	—
23	Discounts applied to AT1	l	—	—
24	= (19+20+21+22-23) Additional Tier 1 Capital (AT1)		—	—
25	= (18+24) Tier 1 Capital		5,275,648	5,511,914
26	Voluntary provisions (additional) imputed as Tier 2 capital (T2)	n	410,987	408,811
27	Subordinated bonds imputed as Tier 2 capital (T2)	n	1,041,897	1,034,567
28	= (26+27) Equivalent tier 2 capital (T2)		1,452,884	1,443,378
29	Discounts applied to T2	l	—	—
30	= (28-29) Tier 2 capital (T2)		1,452,884	1,443,378
31	= (25+30) Effective equity		6,728,532	6,955,292
32	Additional basic capital required for the constitution of the conservation buffer	o	966,593	958,862
33	Additional basic capital required to set up the countercyclical buffer	p	193,319	191,772
34	Additional basic capital required for banks qualified as systemic	q	362,472	359,573
35	Additional capital required for the evaluation of the adequacy of effective equity (Pillar 2)	r	36,247	47,943

a)	Corresponds the value of the investment in subsidiaries that are not consolidated. Applies only in the local consolidation when the bank has foreign subsidiaries, subtracting totally its value in assets and CET1.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

48.	Information on Regulatory Capital and Capital Adequacy Ratios, continued:

b)	Corresponds the value of the asset items that are subtracted from the regulatory capital, in accordance with the paragraph(a) of title N°3 of chapter 21-30 of the RAN.

c)	Corresponds the credit equivalents of the derivative instruments, in accordance with the paragraph (b) of title N°3 of chapter 21-30 of the RAN.

d)	Corresponds the contingent exposure according to the paragraph c) of the title N°3 of chapter 21-30 of the RAN.

e)	Corresponds the intermediation of financial instrument assets in the name of the bank on behalf of third parties that are consolidated as established in the paragraph d) of the title N°3 of chapter 21-30 of the RAN.

f)	Corresponds the estimated credit risk weighted assets according to the chapter 21-6 of RAN. If the bank does not have the authorization to apply internal methodologies, needs to inform the field 8.b as zero.

g)	Corresponds the estimated market risk weighted assets according to the chapter 21-7 of the RAN.

h)	Corresponds the estimated operational risk weighted assets according to the chapter 21-8 of the RAN.

i)	Corresponds to the non-controlling interest, depending on the level of consolidation, up to 20% of the owners’ assets.

j)	Assets that correspond to goodwill.

k)	Corresponds to the balances of investment assets in non-business support companies that do not participate in the consolidation, above 5% of the owners’ equity.

l)	In the case of CET1 and T2, banks must estimate the equivalent value for each tier of capital, as well as that obtained by fully applying Chapter 21-1 of the RAN. Then, the difference between the equivalent value and the fully applied value must be weighted by the discount factor in force on the reporting date according to the transitional provisions of Chapter 21-1 of the RAN, and reported in this row. In the case of the AT1, the discounts apply directly if they exist

m)	Provisions and subordinated bonds allocated to additional capital tier 1 (AT1), as established in Chapter 21-2 of the RAN.

n)	Provisions and subordinated bonds attributed to the equivalent definition of tier 2 capital (T2), as established in Chapter 21-1 of the RAN.

o)	Corresponds to the additional basic capital (CET1) for the constitution of the conservation buffer, as established in Chapter 21-12 of the RAN.

p)	Corresponds to the additional basic capital (CET1) for the constitution of the counter-cyclical buffer, as established in Chapter 21-12 of the RAN.

q)	Corresponds to the additional basic capital (CET1) for banks qualified as systemic, as established in Chapter 21-11 of the RAN.

r)	Corresponds to the additional capital for the evaluation of the sufficiency of the effective equity (Pillar 2) of the bank, as established in Chapter 21-13 of the RAN.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

48.	Information on Regulatory Capital and Capital Adequacy Ratios, continued:

	Capital Adequacy Ratios and Regulatory Compliance		Local and Overall consolidated March -2025	Local and Overall consolidated Dec-2024
Item No.	according to Basel III	Note	%	%
1	Leverage Ratio (T1 I18/T1 I7)		9.51%	10.26%
1.a	Leverage Ratio that the bank must meet, considering the minimum requirements	a	3%	3%
2	CET 1 Capital Ratio (T1 I18/T1 I11.b)		13.64%	14.37%
2.a	CET 1 Capital Ratio that the bank must meet, considering the minimum requirements	a	5.51%	5.51%
2.b	Capital buffer shortfall	b	—	—
3	Tier 1 Capital Ratio (T1 I25/T1 I11.b)		13.64%	14.37%
3.a	Tier 1 Capital Ratio that the bank must meet, considering the minimum requirements	a	7.03%	7.03%
4	Regulatory Capital Ratio (T1 I31/T1 I11.b)		17.40%	18.13%
4.a	Regulatory Capital Ratio that the bank must meet, considering the minimum requirements	a	9.06%	9.06%
4.b	Regulatory Capital Ratio that the bank must meet, considering the charge for article 35 bis	c	—	N/A
4.c	Regulatory Capital Ratio that the bank must meet, considering the minimum requirements, conservation buffer and countercyclical buffer	b	12.06%	12.06%
5	Credit rating	d	A	A
	Regulatory compliance for Capital Adequacy
6	Additional provisions computed in Tier 2 capital (T2) in relation to CRWA (T1 I26/T1 I8.a)	e	1.25%	1.25%
7	Subordinated bonds computed as Tier 2 capital (T2) in relation to CET 1 Capital	f	19.31%	18.40%
8	Additional Tier 1 Capital (AT1) in relation to CET 1 Capital (T1 I24/T1 I18)	g	—	—
9	Voluntary (additional) provisions and subordinated bonds computed as AT1 in relation to RWAs ((T1 I19+T1 I20)/T1 I11.b)	h	N/A	N/A

(*)	T1 Ix: corresponds to item x of the previous table.

a)	In the case of the leverage indicator, the requirement is 3% without prejudice to the additional requirements for systemic banks that could be set according to the provisions of Chapter 21-30 of the RAN.

In the case of core capital, the bank considers a charge of 4.5% of risk-weighted assets (RWA) plus the systemic charge and Pillar 2 requirements.

In Tier 1 capital, a value of 6% plus the systemic bank charge and Pillar 2 charge is considered the minimum requirement.

For effective equity, 8% of the RWA is considered, adding to this value the additional charges for systemic bank and Pillar 2.

The systemic bank and Pillar 2 requirements for Banco de Chile are equivalent to 1.25% and 0.5%, respectively. The transitional provisions require 75% of the capital charge per systemic bank and 25% of the charge for Pillar 2, which is covered by 56.3% with basic capital.

b)	The capital buffer deficit must be estimated according to the provisions of Chapter 21-12 of the RAN. This value defines the restriction on the distribution of dividends, as provided in the Chapter mentioned above.

In the case of effective equity, the requirement of 100% of the conservation buffer of 2.5% and a counter-cyclical capital charge are added to the value reported in note 4.a). of 0.5%.

c)	It corresponds to the effective equity requirement in force by article 35 bis of the General Banking Law.

d)	It corresponds to the solvency classification as established in article 61 of the general banking law.

e)	Limit is equivalent to 1.25% when using standard methodology for determining CRWAs.

f)	Limit is equivalent to 50% of the basic capital, considering the discounts applied to these instruments according to Chapter 21-1 of the RAN.

g)	Additional Tier 1 capital cannot exceed 1/3 of core capital.

h)	Additional provisions and subordinated bonds could be temporarily allocated until November 2023 to AT 1 for up to 1% of the RWA as of December 1, 2021. This value decreased annually by 0.5% in accordance with the transitional provisions of Chapter 21-2 of the RAN.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

49.	Subsequent Events:

(a)	During the month of April 2025 Banco de Chile has reported as essential fact the following placements in the local market of senior, dematerialized and bearer bonds issued by Banco de Chile and registered in the Securities Registry of the Financial Market Commission:

Date	Registration number in the Securities Registry	Serie	Amount	Currency	Maturity date	Average rate

April 1, 2025	11/2022	FC	800,000	UF	01/01/2030	2.96%
April 3, 2025	11/2022	FO	900,000	UF	01/01/2032	2.92%
April, 15, 2025	11/2022	FH	850,000	UF	12/01/2030	2.84%
April, 17, 2025	11/2022	GG	1,000,000	UF	05/01/2035	3.03%
April, 17, 2025	20240002	HD	2,000,000	UF	10/01/2034	3.03%

(b)	On April 10, 2025, at a meeting of the Board of Directors of Banco de Chile, it was agreed, subject to prior authorization from the Financial Market Commission, to absorb the subsidiary company Socofin S.A., by purchasing the shares issued by it whose owner is Banchile Asesoría Financiera S.A. and, in this way, dissolve Socofin S.A. in accordance with the provisions of section 2 of article 103 of Law 18,046. Likewise, once the dissolution of the aforementioned company occurs, the Bank will have the character of a legal successor of the entity.

The Interim Consolidated Financial Statements of Banco de Chile for the period ended March 31, 2025 were approved by the Directors on April 24, 2025.

In Management’s opinion, there are no others significant subsequent events that affect or could affect the Interim Consolidated Financial Statements of Banco de Chile and its subsidiaries between March 31, 2025 and the date of issuance of these Interim Consolidated Financial Statements.

Héctor Hernández G. General Accounting Manager	Eduardo Ebensperger O. Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2025

Banco de Chile

/S/ Eduardo Ebensperger O.
	By:	Eduardo Ebensperger O.
CEO